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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          GREENFIELD INDUSTRIES, INC.
                           (Name of Subject Company)

                          GREENFIELD INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  395058 10 0
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 PAUL W. JONES
                          GREENFIELD INDUSTRIES, INC.
                             2743 PERIMETER PARKWAY
                            BUILDING 100, SUITE 100
                             AUGUSTA, GEORGIA 30909
                                 (706) 863-7708
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                             ---------------------

                                With a Copy to:

                            MATTHEW G. MALONEY, ESQ.
                     DICKSTEIN SHAPIRO MORIN & OSHINSKY LLP
                              2101 L STREET, N.W.
                              WASHINGTON, DC 20037
                                 (202) 785-9700

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Greenfield Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2743 Perimeter Parkway, Building 100, Suite 100, Augusta, Georgia 30909. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Restated Rights Agreement, dated as of February 6, 1996, as amended October 10, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer made by Kennametal Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 17, 1997 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $38.00 per share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") of the Merger.

     The Schedule 14D-1 states that the address of the principal executive offices of Parent and Purchaser is State Route 981 South, P.O. Box 231, Latrobe, Pennsylvania 15650.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The provisions of the Merger Agreement relating to the election and designation of directors to the Board of Directors of the Company (the "Board") are subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Reference is made to the information contained under the captions "Executive Compensation," "Stock Options," "Stock Bonus Plan and Incentive Plan," "Employment Agreements, Termination of Employment and Change in Control Arrangements" and "Compensation of Directors" in the accompanying Information Statement. The Information Statement is attached as Annex I hereto and is incorporated herein by reference. Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser and their executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed as Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not defined herein have the respective meanings assigned to them in the Merger Agreement.

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     The Offer.  The Merger Agreement provides that Purchaser will commence the
Offer no later than five business days after the date of the initial public announcement of the Merger. Purchaser has agreed to accept for payment Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following the Expiration Date (at which time all conditions to the Offer (the "Offer Conditions") will have been satisfied or waived by the Purchaser). The obligation of Purchaser to accept for payment, purchase and pay for Shares is subject only to such Offer Conditions and the Minimum Condition (any of which may be waived in whole or in part by the Purchaser except for the Minimum Condition), without the prior written consent of the Company. Pursuant to the Merger Agreement, Purchaser reserved the right, subject to compliance with the Exchange Act, to modify the terms and conditions of the Offer, provided, however, that without the written consent of the Company, Purchaser may not (i) decrease the Per Share Amount (as herein defined) payable in the Offer, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) impose conditions to the Offer in addition to the Offer Conditions or which modify the Offer Conditions in a manner adverse to the holders of the Shares, or (v) amend any other term of the Offer in a manner adverse to the holders of Shares provided, however, that nothing contained in the Merger Agreement prohibits Purchaser from waiving satisfaction of any condition of the Offer other than the Minimum Condition. Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date of the Offer (the initial scheduled expiration date being 20 business days following the commencement of the Offer), if at the scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived and, at the Company's request and subject to Purchaser's right to terminate the Merger Agreement as provided therein, Purchaser will extend the Offer for additional periods, unless the only conditions not satisfied or waived on the scheduled expiration date are one or more of the Minimum Condition and certain of the Offer Conditions, provided that (A) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days before termination of the Offer and (B) if certain conditions have not been satisfied and the failure to so satisfy can be remedied, the Offer will not be terminated unless the failure is not remedied within 30 calendar days after Purchaser has furnished the Company written notice of such failure, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date permitted under clause (i) or (ii) above if a sufficient number of Shares have not been tendered so that the Merger could be effected without a meeting of the Company's Stockholders in accordance with Section 253 of the DGCL.

     Board Representation. The Merger Agreement provides that, promptly upon Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer, either (i) a majority of the members of the Board will resign, and the remaining members of the Board will fill such vacancies with persons designated by the Purchaser or (ii) the size of the Board will be expanded and the vacancies will be filled with persons designated by the Purchaser such that Purchaser's designees will constitute a majority of the members of the Board. In either case, at all times thereafter through the Effective Time a majority of the members of the Board will be persons designated by the Purchaser.

     The Company's obligation to appoint designees to the Board will be subject to Section 14(f) of the Exchange Act ("Section 14(f)") and Rule 14f-1 ("Rule 14f-1") promulgated thereunder and the Company has agreed to take all actions required by Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement and will include in its Schedule 14D-9 such information with respect to the Company and its officers and directors as
Section 14(f) and Rule 14f-1 require to fulfill such obligations. Parent and Purchaser have agreed to supply information to the Company and will be solely responsible for any information with respect to either of them and their respective nominees, officers, directors and affiliates as required by Section 14(f) and Rule 14f-1.

     Following election of Purchaser's designees to the Board prior to the Effective Time, any amendment of the Merger Agreement, the amended and restated certificate of incorporation or by-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, or any

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waiver of any of the Company's rights thereunder, will require the approval of a majority of the directors of the Company then in office who are directors as of the date of the Merger Agreement or persons designated by such directors who were neither designated by Purchaser nor employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Purchaser agree to use all reasonable efforts to ensure that the Board at all times includes at least three Continuing Directors. At the Effective Time, the directors of the Purchaser on such date will be the directors of the Surviving Corporation.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with DGCL, at the Effective Time, the Purchaser will be merged with and into the Company, the separate corporate existence of Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

     Consideration to be Paid in the Merger. The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the Stockholders or the holders of any shares of capital stock of Purchaser, (i) each Share (excluding Shares owned by the Company's direct or indirect wholly-owned Subsidiaries or Company Common Stock held in treasury or by Parent Companies, and the Dissenting Stockholders) will be canceled and converted into the right to receive the Merger Consideration, without interest thereon, less any required withholding of taxes, upon the surrender of the certificate formerly representing the Share, (ii) each Share issued and outstanding and owned by any of the Parent Companies or any of the Company's direct or indirect wholly-owned Subsidiaries or authorized but unissued shares of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time of the Merger will cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist and
(iii) each share of common stock of Purchaser that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

     Dissenting Shares. To the extent required by the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by Stockholders who dissent from the Merger and require appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision thereof) ("Dissenting Shares"), will not be converted into the right to receive the Merger Consideration. The Dissenting Shares, however, will become entitled to receive such consideration as may be determined to be due such Dissenting Stockholder under the DGCL; provided however, that if any Dissenting Stockholder subsequently withdraws his or her demand for appraisal or fails to establish or perfect or otherwise loses such holder's appraisal rights as provided by applicable law, then such Dissenting Stockholder will forfeit the right to appraisal of such Shares and such Shares will thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest. The Company has agreed to promptly notify Parent and Purchaser of any written demands or withdrawals of demands for appraisal and any other related instruments received by the Company, as well as the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. The Company has agreed that it will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle, offer or otherwise negotiate to settle any demand.

     Company Stock Options. The Merger Agreement provides that each warrant to purchase shares of the Company's common stock and each option granted to a Company employee, consultant or director pursuant to the Company's Amended and Restated Employee Stock Option Plan, as amended, the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan or the Amended and Restated 1995 Directors Non-Qualified Stock Option Plan (each such warrant and option hereinafter is referred to as an "Option"), that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share will, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (i) the number of shares of the Company's common stock subject to the Option and (ii) the excess of $38.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, the "Per Share Amount") over the exercise price of such Option. In addition, each Option that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will, effective as of the Effective Time, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share, will, effective as of

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immediately prior to the Effective Time, be canceled and no payments will be made with respect thereto. The Merger Agreement also provides that, immediately prior to the Effective Time, each share of the Company's common stock previously issued in the form of restricted stock issued pursuant to the Company's Amended and Restated 1995 Restricted Stock Bonus Plan will fully vest and all restrictions thereon will be removed, and each share of the Company's common stock previously issued in the form of awards of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares pursuant to the Company's Amended and Restated 1995 Equity Incentive Plan and which, as of immediately prior to the Effective Time, have been earned in accordance with the provisions of such plan, will fully vest, and all restrictions thereon will be removed with any unearned awards under such plan to be canceled except for the issuance of 1,600 shares, which the Board may, in its discretion, determine to vest.

     6% Convertible Preferred Securities. Parent and Purchaser shall assume the Company's obligations with respect to the 6% Convertible Preferred Securities, including without limitation, complying with the applicable provisions of (i) the Indenture, dated as of April 1, 1996, between the Company and the Bank of New York, as trustee, with respect to the Company's 6% Convertible Junior Subordinated Deferrable Interest Debentures Due 2016, (ii) the Amended and Restated Declaration of Trust of Greenfield Capital Trust, dated as of April 1, 1996, and (iii) the Preferred Securities Guarantee Agreement between the Company and the Bank of New York dated as of April 24, 1996.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company and its Subsidiaries with respect to (i) corporate organization, good standing and corporate power, (ii) capitalization, (iii) corporate authority to enter into the Merger Agreement (iv) consents and approvals, (v) accuracy of Commission reports and financial statements, (vi) absence of certain changes or events, (vii) litigation and liabilities, (viii) accuracy of information supplied by the Company for the Offer Documents, Schedule 14D-9, the Rule 14f-1 Information Statement and the Proxy Statement, and other documents and any amendments or supplements thereto, (ix) ERISA matters, (x) brokers' and finders' fees and expenses, (xi) obtaining the opinions of financial advisors as to the fairness of the cash consideration to be received by the Stockholders pursuant to the Offer from a financial point of view, (xii) compliance with laws and permits, (xiii) takeover statutes, (xiv) amendments to the Rights Agreement,
(xv) contracts and (xvi) changes in equity interest.

     Parent and Purchaser have also made certain representations and warranties with respect to (i) corporate organization, good standing and corporate power,
(ii) corporate authority to enter into the Merger Agreement, (iii) consents and approvals, (iv) brokers' and finders' fees and expenses and (v) financing.

     No representations and warranties made by the Company, Parent or Purchaser will survive beyond the earlier of (i) termination of the Merger Agreement or,
(ii) the Effective Time, in the case of the representations and warranties of Parent or Purchaser or the purchase of Shares by Purchaser pursuant to the Offer, in the case of representations or warranties of the Company. The Confidentiality Agreement (as defined below) will survive any termination of the Merger Agreement and the provisions of such agreement will apply to all information and material delivered by any party thereunder.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from October 10, 1997 (the date of the Merger Agreement) to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and use all commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and preserve its relationships with customers, suppliers and others having significant dealings with it. Except as otherwise permitted in the Merger Agreement, the Company has further agreed that prior to the Effective Time, neither the Company, nor any of its Subsidiaries will, without the prior written consent of Parent, (i) (except for shares to be issued or delivered pursuant to the Company's Stock Plans for options outstanding on the date of the Merger Agreement) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of, (A) any additional securities (including the Shares) or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or securities or rights convertible

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into, or evidencing the right to subscribe for, any shares of capital stock or any other securities in respect of, in lieu of, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, (ii) redeem, purchase, or otherwise acquire, any shares of outstanding capital stock, including the Shares, or any rights, warrants or options to acquire any such Shares or other securities (except for Shares of restricted stock forfeitable under the terms of any of the Stock Plans), (iii) split, combine, subdivide, or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including the Shares, or otherwise make any payments to Stockholders in their capacity as such (other than the declaration and payment of any regular quarterly cash dividend on the Shares and except for dividends by a wholly-owned Subsidiary),
(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger), (v) adopt any amendments to its certificate or articles of incorporation or bylaws or alter by merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company, (vi) make any acquisition by means of merger, consolidation or otherwise, or disposition (other than acquisitions or dispositions of assets in the ordinary course of business consistent with past practice), of assets or securities, or mortgage or otherwise encumber or subject to lien any of its assets or properties, other than in the ordinary course of business consistent with past practice, (vii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or sell any debt securities or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned subsidiary of the Company or, except as set forth in the Merger Agreement, make any further commitments for capital expenditures in excess of $500,000 individually, or $3,000,000 in the aggregate, (viii) grant any material increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice, (ix) pay or agree to pay any pension, retirement allowance or other employee benefit not contemplated or required by any existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date of the Merger Agreement to any past or present officer or director of the Company, (x) enter into any new or materially amend any existing employment, severance or termination agreements with any director or officer of the Company, (xi) except in the ordinary course of business consistent with past practice, or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement if such amendment would have the effect of materially enhancing any benefits thereunder, (xii) settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate, any material contracts or waive, release or assign any material rights or claims, (xiii) make any material change, other than in the ordinary course of business consistent with past practice or as required by applicable law, regulation or, change in generally accepted accounting principles, in accounting policies or procedures applied by the Company (including tax accounting policies and procedures), (xiv) except as required by applicable law or regulation, make any tax election or permit any insurance policy naming it as beneficiary or a loss payable payee to be cancelled or terminated, (xv) amend or alter the Rights Agreement in a manner adverse to Parent's, Purchaser's or the Company's ability to commence or consummate the transactions contemplated by the Merger Agreement, or (xvi) authorize or enter into a contract or other agreement to do any of the foregoing.

     No Solicitation. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations, if any, with any parties conducted with respect to any Takeover Proposal (as hereafter defined). Prior to the consummation of the Offer, the Company, its Subsidiaries, directors, employees, representatives and agents may, directly or indirectly, furnish information and access, in each case only in response to a Third Party Proposal made after the date of the Merger Agreement which was not initiated, solicited or encouraged by the Company or any of its affiliates or their respective officers, directors, employees, representatives or agents (pursuant to appropriate confidentiality agreements the benefit of the terms of which, if more favorable than the confidentiality agreement with Parent, will be extended to Parent), and may participate in discussions and negotiate with such entity or group concerning any Takeover Proposal if a majority of the Company's Board

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determines, in its good faith judgment, based on the opinion of independent legal counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary obligations to the Stockholders under applicable law. The Company will promptly notify Parent if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and will, in any such notice to Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. The Company must keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and other transactions contemplated thereby. Except as set forth in the Merger Agreement, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate negotiations with, or provide any information to, any corporation, partnership, person, or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser, or any designees of Parent or Purchaser) concerning any Takeover Proposal. The Merger Agreement provides that nothing contained therein shall prevent the Company or the Board from taking and disclosing to the Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Stockholders with respect to any Third Party Proposal if (i) in the good faith judgment of the Board, following receipt of advice from outside counsel, such disclosure is required by reason of the Board's fiduciary duties to the Stockholders under applicable law, and (ii) the Company will have provided Parent and Purchaser with as much advance notice of its position and proposed disclosure as is possible under the circumstances; provided, however, that neither the Company nor its Board nor any committee thereof will, except as provided in the Merger Agreement, withdraw or modify or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose to approve or recommend, any Takeover Proposal. For purposes of the Merger Agreement, a "Third Party Proposal" means an unsolicited, bona-fide proposal from a third party which proposal was not solicited by or on behalf of the Company in violation of the Merger Agreement and which, the Board determines in good faith and upon the advice of a financial advisor of nationally recognized reputation, has the capacity and is reasonably likely to consummate a Superior Proposal. For purposes of the Merger Agreement, a "Takeover Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Significant Subsidiary of the Company, or any proposal or offer to acquire in any manner a substantial equity interest in or a substantial portion of the assets of the Company or its Significant Subsidiaries (other than as contemplated by the Merger Agreement).

     Conditions to the Offer. Pursuant to the Merger Agreement, Purchaser is not obligated to accept for payment any Shares until the expiration of all applicable waiting periods under the HSR Act and satisfaction of the Minimum Condition. In addition, Purchaser is not required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any Shares tendered pursuant to the Offer or may, subject to the terms of the Merger Agreement, terminate or amend the Offer if, on or after October 10, 1997, and at or before the time of payment for any such Shares, any of the following events occurs (or become known to Parent) and remains in effect: (a) there has occurred and is continuing as of the then scheduled expiration date of the Offer (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States, (iv) any material limitation (whether or not mandatory) by any governmental or regulatory authority, agency or commission, domestic or foreign ("Governmental Entity"), on the extension of credit by banks or other lending institutions in the United States, (v) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; (b)(i) the Company has breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement, (ii) any representation or warranty of the Company set forth in the Merger Agreement which is qualified by materiality is not true and correct as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer or (iii) any representation or warranty of the Company set forth in the Merger Agreement which is not qualified by materiality is not true and correct in all material respects, as of

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the date of the Merger Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer, except in the case of clause (ii) and (iii) above for representations and warranties which by their terms speak only as of another date, which representations and warranties, if qualified by materiality, will not have been true and correct as of such other date; (c) any court or Governmental Entity will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) restricts (other than restrictions which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially restrict the ability of Parent and Purchaser to consummate the Offer and the Merger as originally contemplated by Parent and Purchaser), prevents or prohibits consummation of the Offer or the Merger (ii) prohibits or limits (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Merger Agreement), the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or as a result of the Offer or the Merger compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business or assets, (iii) imposes limitations (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Merger Agreement) on the ability of Parent or any subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Stockholders including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (iv) requires divestiture by Parent or any affiliate of Parent of any Shares or (v) otherwise materially adversely affects the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole; (d) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any governmental entity in connection with the execution and delivery of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement will not have been made or obtained as of the then scheduled expiration date of the Offer (other than the failure to receive any consent, registration, approval, permit or authorization or to make any notice, report or filing that, in the aggregate, is not reasonably likely to have a Material Adverse Effect on Parent, Purchaser or the Company, or would not prevent the consummation of the Offer or the Merger); (e) any change or development in the financial condition, properties, business, results of operations or prospects of the Company and its Subsidiaries that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (f) the Board (or a special committee thereof) withdraws or amends, or modifies in a manner adverse to Parent and Purchaser its recommendation of the Offer or the Merger, or endorses, approves or recommends any Superior Proposal; or (g) the Merger Agreement has been terminated by the Company, Parent or Purchaser in accordance with its terms or such parties have reached an agreement or understanding in writing providing for termination or amendment of the Offer or delay in payment for the Shares. A "Material Adverse Effect" shall mean any adverse change(s) in the financial condition, properties, business, results of operations or prospects of the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, which individually or in the aggregate is or are material to the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, other than (i) any change or effect arising out of general economic conditions or (ii) any change or effect which the Company or Parent, as the case may be, has disclosed in writing, prior to the date of the Merger Agreement, to Parent or the Company, as the case may be, has occurred or is likely to occur.

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

     Conditions to the Merger. The Merger Agreement provides that the obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by applicable law, the Company Stockholder Approval will have been obtained in accordance with applicable law and the Company's amended and restated certificate of incorporation; provided that Parent and Purchaser will vote all of their Shares in favor of the Merger; (b) no statute, rule, regulation, executive order, decree, ruling or injunction or other order issued by any court, governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated by the Merger Agreement not be consummated; provided, however, that prior to invoking this condition each party will use its best efforts to have any such decree, ruling, injunction or order vacated; (c) all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated thereby have been obtained and be in effect at the Effective Time (unless the failure to obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, as a whole (assuming the Merger had taken place)), and the waiting periods under the HSR Act will have expired or have been terminated; and (d) Purchaser has purchased all Shares tendered pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of Parent and the Company. In addition, the Merger Agreement may be terminated as follows:

          (1) by Parent or the Company if (i) any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations will have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or Merger and such order, decree or ruling or other action will have become final and nonappealable; provided, that Parent will, if necessary to prevent the taking of such action or the enaction, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such businesses and assets is not material to the assets or profitability of Parent and its subsidiaries taken as a whole, or (ii) due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser fails to pay for the Shares pursuant to the Offer on or before the Outside Date, unless such failure results from or is caused by the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants or agreements in the Merger Agreement. As defined in the Merger Agreement, an "Outside Date" means the later of (not to exeed 180 days) (A) 90 days from the date of the Merger Agreement, or (B) the date on which either the applicable HSR Act waiting period expires or been terminated or the final terms of a consent decree between Parent and the Antitrust Division of the Department of Justice (the "Antitrust Division") (the "Consenting Parties") with respect to the Offer and Merger has been agreed to by the Consenting Parties, or an order of a federal district court finding that the Merger does not violate the federal antitrust laws will have been issued or the Antitrust Division will have otherwise authorized Parent to acquire Shares pursuant to the Offer.

          (2) at any time prior to the Effective Time, by action of the Board:
     (a) if (i) the Company, based on the advice of outside legal counsel to the Company that such action is necessary in order for the Board to comply with its fiduciary duties under applicable law, subject to complying with the terms of the Merger Agreement, enters into a binding written agreement concerning a transaction that constitutes a Superior Proposal (as hereafter defined) if prior thereto, the Company notifies Parent in writing that it intends to enter into such an agreement and (ii) Parent does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer to enter into an amendment to the Merger Agreement such that the Board determines, in good faith after consultation with its financial advisors, that the Merger Agreement as so amended is at least as favorable, from a financial point of view, to the Stockholders as the Superior Proposal. The Company further agreed

     (A) that it will not enter into a binding agreement with respect to clause
     (i) in the preceding sentence until at least the third business day after it has provided the notice to Parent required thereby and (B) to notify Parent promptly of its intention to enter into a written agreement referred to in its notification will change at any time after giving such notification. For purposes of the Merger Agreement, the term "Superior Proposal" means a Third Party Proposal to acquire all of the outstanding Shares pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the members of the Board determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its Stockholders than the transactions contemplated by the Merger Agreement; (b) if (i) Purchaser has (x) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (y) failed to pay for the Shares pursuant to the Offer as provided in the Merger Agreement or (z) terminated the Offer without purchasing Shares pursuant to the Offer, or (ii) there has been a material breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by the Company to the breaching party.

          (3) at any time prior to the Effective Time, by action of the Board of Directors of Parent if (i) the Board of Directors of the Company has withdrawn or adversely modified its approval or recommendation of the Merger Agreement or failed to reconfirm its recommendation of the Merger Agreement within five business days after a written request by Parent to do so, (ii) there has been a breach by the Company of any representation, warranty, covenant, or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by Parent to the party committing such breach, or (iii) on a scheduled expiration date all conditions to Purchaser's obligation to accept for payment and pay for the Shares pursuant to the offer will have been satisfied or waived other than the Minimum Condition, and Purchaser terminates the Offer without purchasing Shares pursuant to the Offer (provided that the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days prior to termination of the Offer), or (iv) Purchaser has otherwise terminated the Offer in accordance with the terms of the Merger Agreement without purchasing Shares pursuant to the Offer.

     Fees and Expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses. Pursuant to the Merger Agreement, in the event that the Merger Agreement is terminated and the Merger is abandoned, the Merger Agreement and the obligations thereunder will become void (except for those obligations relating to termination, fees and expenses and confidentiality), with no liability on the part of any party to the Merger Agreement or such party's directors, officers, employees, agents, legal and financial advisors or other representatives. In the event that the Merger Agreement is terminated by the Company in the circumstances described in clause (2)(a) of the preceding section entitled, "Termination," or by the Parent in the circumstances described in clause (3)(i) of such section, the Company shall promptly, but in no event later than two days after the date of such termination or event, pay Parent a termination fee of $30 million. In addition, in the event that prior to the termination of the Merger Agreement any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) makes a Third Party Proposal and within six months following the date of such Third Party Proposal, such person or group acquires, directly or indirectly, the Company, a substantial portion of its assets or more than 50% of the Company's then outstanding common stock for a per share consideration (or equivalent thereof) having a value greater than the Per Share Amount to be paid under the Merger Agreement, then the Company will promptly pay, within one day of such event, a termination fee of $30 million.

     Parent has agreed to pay the Company all of the Company's out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including fees of its printer, consultants, attorneys, accountants and financial and other advisors, not to exceed $5 million if the Merger Agreement is terminated by Parent pursuant to clause (3)(iii) or by the Company pursuant to clause (2)(b) of the preceding section entitled, "Termination." Such expenses are payable promptly and in any event no later than two business days after the date such termination or event shall have occurred. The Company has agreed to pay Parent all of

Parent's or Purchaser's out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the fees and expenses of its printer, consultants, attorneys, accountants, financial advisors and other advisors, not to exceed $5 million, if the Merger Agreement is terminated by Parent or Purchaser pursuant to clause (3)(ii) of the preceding section entitled, "Termination." Such expenses are payable promptly and in any event no later than two business days after the date such events shall have occurred.

     Indemnification. The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the amended and restated certificate of incorporation and bylaws of the Company on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company with respect to actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, however, that in the event that any claims are asserted or made within a six-year period, all rights to indemnification in respect of any such claims will continue until disposition of such claims.

     The Merger Agreement further provides that for a period of not less than six years Parent will cause to be maintained in effect for the Company's present or former directors or officers or other employees covered by the Company's insurance policies prior to the Effective Time (the "Indemnified Parties"), the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated in the Merger Agreement), provided that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions that are no less advantageous to the Indemnified Parties and provided further that such substitution does not result in gaps in coverage with respect to matters occurring prior to the Effective Time. The Merger Agreement provides that the indemnification provisions are for the benefit of the Indemnified Parties and is binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation.

     Consents, Approvals, Filings. The Merger Agreement provides that subject to the terms of the Merger Agreement, each of the parties thereto will use their respective best efforts, and will cooperate with each other to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including, without limitation, approvals with respect to the HSR Act, required in order to consummate the transactions contemplated by the Merger Agreement, the Offer and the Merger.

     Employee Benefit Matters. The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will provide employee benefit plans and programs for the benefit of the employees of the Company and its Subsidiaries (other than those employees covered by collective bargaining agreements) that are in the aggregate no less favorable than the employee benefit plans and programs offered to such employees immediately prior to the Closing (excluding plans or programs which provide for the issuance of Shares or options on Shares). In addition, the Merger Agreement provides that employees covered by collective bargaining agreements will be provided with such benefits as will be required under the terms of any applicable collective bargaining agreement.

     Parent has also agreed to cause the Surviving Corporation to honor and perform (without modification) the written employment agreements, severance agreements and other agreements of the Company, as in effect as of the date of the Merger Agreement. Parent agreed that, after the Effective Time, the Surviving Corporation or its subsidiaries will pay all amounts provided under all contracts and agreements of the Company and its subsidiaries and all benefit obligations of the Company and its subsidiaries, including, without limitation, the change in control agreements entered into between the Company and its subsidiaries and their officers (the "Change in Control Agreements") (or honor the provisions of the Change in Control Agreements in the case where no payment by the Surviving Corporation or its subsidiaries is required) conditioned on a change in control of the Company in accordance with the terms of such Change in Control Agreements.

     Amendment. Subject to the applicable provisions of the DGCL and certain other provisions of the Merger Agreement, at any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant thereto, or (iii) waive compliance by the other party with any of the conditions or agreements contained in the Merger Agreement. Any agreement to amend or waive the Merger Agreement on the part of any party must be set forth in writing and signed on behalf of such party. The failure of either party to assert any of its rights under the Merger Agreement shall not act as a waiver of such rights.

ARRANGEMENTS WITH DIRECTORS, OFFICERS AND EMPLOYEES

     Certain members of the Company's management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as stockholders of the Company generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Merger Agreement and the transactions contemplated thereby, the stockholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

     The Company has entered into severance benefit agreements (the "Severance Agreements") with each of the executive officers and 12 additional officers of the Company. The Severance Agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of the employment of such officers within two years of a Change in Control (as defined therein). The benefits payable under these Severance Agreements generally provide for a full base salary for a term of one year, a bonus equal to 50% of the average of the bonus awarded to such officer in each of the prior three years pursuant to the Company's Executive Incentive Plan and the continuation of certain other benefits for a period of one year. In addition, the Severance Agreements provide for the immediate vesting of any outstanding options granted to such officers under the Amended and Restated Employee Stock Option Plan, as amended (the "Employee Plan").

     The Company maintains the Employee Plan which provides for the grant of up to 2,000,000 Shares to selected key employees of the Company. On October 10, 1997, the Board approved an amendment to the Employee Plan to provide for accelerated vesting of stock options granted pursuant to such plan and the cancellation of stock options granted pursuant to such plan in consideration of a cash payment or alternative grant under such plan or a similar plan equal in value to the fair value of the canceled grant upon a Change in Control (as defined therein). A copy of the Employee Plan, as amended, is filed as Exhibit 7 to this Schedule 14D-9.

     The Company has agreed in the Merger Agreement that each option granted to a Company employee pursuant to the Company's Employee Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share shall, effective immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes).

     The Company also maintains the Amended and Restated 1995 Restricted Stock Bonus Plan, as amended (the "Stock Bonus Plan"), which allows certain key employees to elect to receive up to 50% of their annual cash incentive compensation in restricted stock. In addition, the Company maintains the Amended and Restated 1995 Equity Incentive Plan (the "Incentive Plan") which provides for the grant of awards of performance- and retention-based stock incentives for the chief executive officer and three additional executive officers. On October 10, 1997, the Board approved an amendment to the Stock Bonus Plan and the amendment and restatement of the Incentive Plan to change the definition of Change in Control to include the beneficial ownership of more than 50% of the then outstanding voting stock of the Company, whether or not through a transaction arranged by, or consummated with, the prior approval of the Board. Copies of the Stock Bonus Plan and the Incentive Plan, as amended, and as amended and restated, respectively, are filed as Exhibits 8 and 9, respectively to this Schedule 14D-9.

     The Company has agreed in the Merger Agreement that immediately prior to the Effective Time, each Share previously issued in the form of awards of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares pursuant to the Company's Incentive Plan and which, as of immediately prior to the Effective Time, have been earned in accordance with the provisions of such plan, shall fully vest and all restrictions thereon shall be removed. Except for the issuance of 1,600 Shares representing unearned awards of Performance-Contingent Restricted Stock to Mr. Ajita Rajendra, which the Incentive Plan Committee has, in its discretion, determined to vest and issue upon a Change in Control of the Company (as defined in the Incentive Plan), all unearned awards under such plan shall be canceled and no payments shall be made with respect thereto. In addition, the Company has agreed in the Merger Agreement that immediately prior to the Effective Time, each Share previously issued in the form of restricted stock pursuant to the Company's Stock Bonus Plan shall fully vest and all restrictions thereon shall be removed.

     The Company also maintains the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan, as amended (the "1993 Directors Plan"), and the Amended and Restated 1995 Directors Non-Qualified Stock Option Plan (the "1995 Directors Plan"), which provide for the grant of up to 100,000 and 125,000 Shares, respectively, to non-employee directors of the Company. On October 10, 1997, the Board approved the amendment of the 1993 Directors Plan to provide for accelerated vesting of stock options granted pursuant to such plan and the cancellation of stock options granted pursuant to such plan in consideration of a cash payment or alternative grant under such plan or a similar plan equal in value to the fair value of the canceled grant upon a Change in Control (as defined therein). A copy of the 1993 Directors Plan, as amended, is attached hereto as Exhibit 10. On October 10, 1997, the Board approved the amendment and restatement of the 1995 Directors Plan to change the definition of Change in Control to include the beneficial ownership of more than 50% of the then outstanding voting stock of the Company, whether or not through a transaction arranged by, or consummated with, the prior approval of the Board and to provide for the cancellation of stock options granted pursuant to such plan in consideration of a cash payment or alternative grant under such plan or a similar plan equal in value to the fair value of the canceled grant upon a Change in Control (as defined therein). A copy of the 1995 Directors Plan, as amended and restated, is filed as Exhibit 11 to this Schedule 14D-9.

     The Company has agreed in the Merger Agreement that each option granted to a Company director pursuant to the Company's 1993 Directors Plan or 1995 Directors Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of
(1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes).

CONFIDENTIALITY AGREEMENT

     On August 13, 1997, the Company and Parent signed a confidentiality and standstill agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, each company will keep confidential certain nonpublic information furnished by the other. In addition, under the terms of the Confidentiality Agreement, and subject to certain limitations, Parent agreed that, without the prior written consent of the Company, (1) for a period of three years, neither it nor its affiliates or representatives will solicit to employ any of the current officers or key employees of the Company with whom Parent has had contact with or who were specifically identified to Parent during the course of its investigation of the Company and (2) for a period of two years, neither it nor its affiliates or representatives will (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries;
(iii) any recapitalization restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission (the"SEC")) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act);

(c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The Confidentiality Agreement is filed herewith as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD HAS (I) UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AT THE OFFER PRICE AND THE MERGER, (II), DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND (III) RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER, AND TENDER THEIR SHARES TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND MERGER, IF REQUIRED.

     A joint press release announcing the Merger Agreement and related transactions and a letter to the stockholders of the Company communicating the Board's recommendation are filed herewith as Exhibits 3 and 4 to this Schedule 14D-9, respectively, and are incorporated herein by reference.

  (b) BACKGROUND; REASONS FOR THE RECOMMENDATION

     At the May 5, 1997 meeting of the Board, Paul W. Jones, President and Chief Executive Officer of the Company, reported to the Board that he had received unsolicited inquiries in March and April 1997 from several parties (including Parent) which expressed an interest in entering into discussions with the Company with respect to possible strategic alliances or partnerships with respect to the supply of products and/or a possible business combination. The Board determined at that time that it was not interested in pursuing a sale of the Company, but nevertheless authorized management to respond to inquiries received and to consider any proposals made by such parties. Thereafter, in May and June 1997, various members of management of the Company met with representatives of several companies who had expressed an interest in discussing a possible business combination with the Company. On June 17, 1997, Mr. Jones met with Robert L. McGeehan, President and Chief Executive Officer of Parent, who confirmed to Mr. Jones that Parent had a very serious interest in exploring a possible acquisition of the Company.

     Mr. McGeehan telephoned Mr. Jones on July 7, 1997 to reiterate Parent's interest in a possible acquisition of the Company, to discuss possible synergies that might be available as a result of a combination of Parent and the Company and to schedule a meeting to discuss in more detail the possible benefits to both parties of a combination of Parent and the Company.

     Prior to July 23, 1997, representatives of Parent proposed to enter into a confidentiality agreement with the Company. On July 23, 1997, William R. Newlin, Chairman of the Board of Parent, and Mr. McGeehan, met with Mr. Jones to discuss further the potential synergies, in particular, with respect to sales and distribution activities, that might be available as a result of a combination of Parent and the Company. The parties also discussed the benefits of their combined product offerings in the global market.

     Following the meeting on July 23, 1997, counsel to the Company prepared and forwarded to Parent a proposed confidentiality and standstill agreement. In addition, during July and August 1997, the Company entered into confidentiality and standstill agreements with two other parties who had expressed an interest in pursuing discussions with the Company concerning a possible business combination.

     On August 11 and 12, 1997, the Company's Board held its regular quarterly meeting. Among other matters, the Board received updates from management, as part of the Company's strategic planning process, concerning the Company's near- and long-term prospects. The Board also received updates from management concerning the discussions that had occurred with Parent and others since May and determined that, while it would not be advisable to pursue a sale of the Company, it would be in the Company's, and stockholders', best interests to consider seriously any proposal from a responsible party that was preemptive. Accordingly, Mr. Jones was instructed to notify the parties that had expressed an interest in the Company that the Board would entertain a preemptive bid and that if such parties were interested in doing so, they should express such interest in early September. In addition, on August 13, 1997, counsel to the Company contacted counsel to Parent and negotiated a confidentiality and standstill agreement between the Company and Parent which was then executed on such date.

     During the remainder of August 1997, the Company provided Parent and others with confidential information concerning the Company and received certain confidential information from Parent and the other parties.

     In early September 1997, representatives of one party who had been provided with confidential information telephoned Mr. Jones and indicated that, while such party remained interested in a possible acquisition of the Company, it was not prepared to make a preemptive bid. A representative of another party with a strategic interest in the Company met with Mr. Jones and indicated that, subject to further due diligence, such company was interested in pursuing a tax-free merger with the Company in which the Company's stockholders would receive the other party's common stock having a value of $37 per share, provided that such merger would be accounted for as a "pooling of interests."

     On September 8, 1997, Messrs. Newlin and McGeehan met with Mr. Jones and advised Mr. Jones that, subject to the completion of additional due diligence, Parent was interested in acquiring the Company for $37 per share in cash.

     On the afternoon of September 8, 1997 and the morning of September 9, 1997, the Executive Committee of the Board met to discuss the responses of each party, the indications of interest received and whether to recommend to the Company's Board that the Company should pursue any further discussions. The Executive Committee then determined that a meeting of the Board should be convened promptly, that the Board should then be fully informed on the developments and that further action should be referred to the Board. The Executive Committee also determined to recommend to the Board the engagement of Credit Suisse First Boston Corporation ("CSFB") and NationsBanc Capital Markets, Inc. ("NationsBanc") as the Company's financial advisors.

     On September 11, 1997, a telephonic meeting of the Company's Board was convened at which all but two members of the Board were present. At such meeting, management reviewed with the Board the developments since the last meeting of the Board.

     On September 14, 1997, Parent confirmed to the Company in writing that it desired to acquire the Company and provided a term sheet and draft merger agreement setting forth the proposed terms of such a transaction.

     A meeting of the Company's Board was held on September 15, 1997. At such meeting, the Board formally considered the retention of CSFB and NationsBanc as financial advisors, effective as of September 9, 1997, and received a report from management concerning the Company's prospects and a preliminary valuation analysis from representatives of CSFB and NationsBanc. The Board determined that it would be in the best interests of the Company and its stockholders to continue to engage in further discussions with Parent and the other party to clarify their proposals and to determine if they were serious and worth pursuing. The Board also reviewed with CSFB a list of other parties which might be interested in an acquisition of the Company. After reviewing such list, the Board determined not to contact a number of possible strategic acquirors because of advice it received that antitrust and/or competitive considerations were such that such contacts would not be in the Company's best interests. However, CSFB was authorized to contact four other entities to ascertain if they had an interest in engaging in discussions with the Company. The Board also determined to appoint a Special Committee consisting of Donald E. Nickelson, Chairman, Peter S. Finley and Dennis W. Sheehan to finalize the terms of the engagement of CSFB and NationsBanc and to negotiate on behalf of the Board with the interested parties.

     On September 16 and 17, 1997, counsel to the Company provided Parent and the other interested party with drafts of a proposed merger agreement for their review and comment. Between September 17 and October 9, 1997, counsel to the Company negotiated with counsel for Parent and counsel for the other party the terms of a proposed merger agreement and substantially finalized such terms with counsel to Parent on October 9, 1997.

     On September 19, 1997, Mr. Jones and a representative of CSFB met with Messrs. Newlin and McGeehan to discuss Parent's level of interest in acquiring the Company and to evaluate Parent's further due diligence requirements. Following such meeting, the Company and CSFB established a detailed due diligence schedule whereby Parent would be provided with access to Company documents, personnel and facilities in order to determine whether the parties were willing to proceed. Similar arrangements were made with the other party.

     On September 23, 1997 and October 2, 1997, the Special Committee met with the Company's legal and financial advisors to obtain updated information concerning the progress of discussions. At the September 23 meeting, CSFB advised the Special Committee that none of the four parties contacted expressed an interest in pursuing a possible transaction. At the October 2 meeting, the Special Committee determined to contact one additional party with a possible strategic interest in the Company. Such party subsequently advised CSFB that it was not interested in considering an acquisition of the Company at a significant premium to the prevailing market price for the Company's Shares.

     Representatives of Parent and the other party thereafter conducted their due diligence investigations during the two week period commencing September 22, 1997, including meetings on September 29 and 30, 1997, at which management of the Company provided management of Parent with detailed information concerning the Company, its business units and its near- and long-term prospects. Representatives of the other party were provided similar information in meetings on October 6 and 7, 1997.

     Following completion of both parties' due diligence efforts, representatives of CSFB advised Parent and the other party to submit detailed bids by the close of business on October 8, 1997. Parent responded by indicating that it was prepared to acquire the Company at a price of $36 per share in cash. The other party indicated that it was still interested in an acquisition of the Company, but did not specify a firm price. The Board of Directors of the Company then met by conference telephone on the evening of October 8, 1997 and authorized representatives of CSFB to negotiate with Parent in an effort to increase the cash consideration offered by Parent. On the morning of October 9, Parent responded by increasing its offer to $38 per share in cash.

     On October 10, 1997, the Board met to consider the terms of the Merger Agreement and the transactions contemplated thereby. At such meeting, the Board reviewed the discussions between the Company, Parent and other parties and considered the proposed transaction with Parent. In particular, the Board received presentations from its legal and financial advisors concerning the transaction process and reviewed the terms and conditions of the Merger Agreement. CSFB delivered its written opinion to the Board, that based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by stockholders of the Company in the Offer and the Merger was fair to stockholders of the Company from a financial point of view. After considering such presentations, the Board unanimously approved the proposed Merger Agreement and all transactions contemplated thereby. WITH RESPECT TO THE OFFER, THE BOARD UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     On the evening of October 10, 1997, Parent, Purchaser and the Company executed the Merger Agreement and on October 12, 1997, Parent and the Company issued a joint press release. A copy of the joint press release of the Company and Parent announcing the execution of the Merger Agreement is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference thereto. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board considered the following factors:

          1. the business, results of operations and future prospects of the Company;

          2. the terms of the Merger Agreement and the conditions of the Offer;

          3. the opinion of CSFB to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger, was fair to such holders from a financial point of view. The full text of CSFB's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB is attached as Annex II hereto and filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF CSFB CAREFULLY IN ITS ENTIRETY;

          4. the fact that the Offer is not subject to a financing, due diligence or pooling-of-interests condition;

          5. the fact that the Merger Agreement, which prohibits the Company, its affiliates, and their respective officers, directors, employees, representatives and agents from initiating, soliciting or encouraging any potential Takeover Proposal, does permit the Company prior to consummation of the Offer (conditioned upon the execution of confidentiality agreements) to furnish non-public information and to allow access by and participation in discussions and negotiations with any third party that has submitted a bona fide and unsolicited acquisition proposal to the Company, provided that the Board, upon advice of counsel, determines its failure to do so would constitute a breach of its fiduciary duties;

          6. the fact that the Company may terminate the Merger Agreement if the Board determines, upon advice of its financial and legal advisors, that a Takeover Proposal received by the Company is a Superior Proposal. In such event and under certain other limited circumstances, the provisions of the Merger Agreement require the Company to pay Parent a termination fee of $30 million and reimburse Parent and Purchaser for out-of-pocket expenses in an amount up to $5 million as described above under "The Merger Agreement";

          7. the results of the process undertaken to identify and consider proposals from third parties;

          8. historical market prices with respect to the Shares, particularly the fact that the transaction will enable stockholders to realize a significant premium over the prices at which the Shares traded prior to public announcement of the Offer; and

          9. the regulatory approvals required to consummate the Offer and Merger, and the prospects for receiving all such approvals.

     The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Individual directors may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     CSFB and NationsBanc have been retained by the Company to act as the Company's financial advisors with respect to the Offer and the Merger. Pursuant to an engagement letter with CSFB, the Company has agreed to pay CSFB for its services a transaction fee equal to 0.9% of the aggregate consideration (as defined in the engagement letter), including debt obligations assumed or retired by Parent or Purchaser, payable upon consummation of the Merger. CSFB has agreed to compensate NationsBanc for its services out of such transaction fee. The Company has also agreed to reimburse CSFB for its out-of-pocket expenses, including the fees and expenses of its counsel and other financial advisors (if approved by the Board), and to indemnify CSFB and certain related parties against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, CSFB, NationsBanc and their affiliates may actively trade the debt and equity securities of the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries presently intend to tender to the Purchaser, pursuant to the Offer, any Shares which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth in Item 3(b) or Item 4 hereof, the Company is not engaged in any other negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b), there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (A) RIGHTS AGREEMENT

     Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $150 per one one-hundredth of a Preferred Share, subject to adjustment. On the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Shares or (ii) the tenth business day (or such later date as may be determined by action of the Company's Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Shares (the earlier of such date being the "Distribution Date"), the Rights become exercisable and trade separately from the common stock of the Company. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire Shares having a market value of two times the exercise price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock. The Rights may be redeemed at a price of $0.01 per Right at any time prior to a person becoming an Acquiring Person. For a complete description of the Rights Agreement, see the Company's Form 8-A, dated February 7, 1996, the Company's Current Report on Form 8-K, dated as of February 6, 1996, and the Rights Agreement filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, each as filed with the SEC and incorporated herein by reference.

     The Company has entered into an amendment to the Rights Agreement to make it inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. A copy of such amendment to the Rights Agreement is filed as Exhibit 6 to this Schedule 14D-9 and incorporated herein by reference.

  (B) DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Amended and Restated Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

  (C) ANTITRUST

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Parent and the Company filed their respective required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on October 15, 1997 and October 16, 1997, respectively. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on the fifteenth day after Parent has filed its Form, unless early termination of the waiting period is granted or Parent and the Company receive a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Parent has requested early termination of the applicable waiting period. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  (D) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD OF DIRECTORS

     The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                                        DESCRIPTION
---------------------------------------------------------------------------------------------
Exhibit 1            -- Agreement and Plan of Merger, dated as of October 10, 1997, by and among Kennametal Inc., Kennametal Acquisition Corp. (formerly known as Palmer Acquisition Corp.) and Greenfield Industries, Inc.
Exhibit 2            -- Confidentiality Agreement dated August 13, 1997, between Greenfield
                        Industries, Inc. and Kennametal Inc.
Exhibit 3            -- Joint Press Release issued by Kennametal Inc. and Greenfield
                        Industries, Inc. on October 12, 1997.
Exhibit 4            -- Letter to Stockholders, dated October 17, 1997.*
Exhibit 5            -- Opinion of CSFB, dated October 10, 1997.*
Exhibit 6            -- Amendment No. 1 to Restated Rights Agreement, dated October 10, 1997, between Greenfield Industries, Inc. and First Chicago Trust Company
                        of New York.
Exhibit 7            -- Amended and Restated Employee Stock Option Plan, as amended.
Exhibit 8            -- Amended and Restated 1995 Restricted Stock Bonus Plan, as amended.
Exhibit 9            -- Amended and Restated 1995 Equity Incentive Plan.
Exhibit 10           -- Amended and Restated 1993 Directors Non-Qualified Stock Option Plan,
                        as amended.
Exhibit 11           -- Amended and Restated 1995 Directors Non-Qualified Stock Option Plan.

---------------

* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            GREENFIELD INDUSTRIES, INC.

                                            By: /s/ PAUL W. JONES

                                              ----------------------------------
                                              Name: Paul W. Jones
                                              Title: President and Chief
                                                Executive Officer

Date: October 17, 1997

                                                                         ANNEX I

                          GREENFIELD INDUSTRIES, INC.
                2743 PERIMETER PARKWAY, BUILDING 100, SUITE 100
                             AUGUSTA, GEORGIA 30909

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about October 17, 1997 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, upon the purchase by the Purchaser of a majority of the outstanding shares of common stock, par value $0.01 per share of the Company, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Restated Rights Agreement, dated as of February 6, 1996, as amended October 10, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent, (the "Shares"), pursuant to the Offer, promptly to cause the Purchaser's designees to be elected to the Board under the circumstances described therein. See "Rights to Designate Directors; Purchaser's Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on Friday, October 17, 1997. The Offer is scheduled to expire at 12:00 midnight on Friday, November 14, 1997, New York City time, unless the Offer is extended. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change in control of the Company.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     Common stock, par value $0.01 per share, is the only class of voting stock of the Company outstanding. As of October 10, 1997, there were outstanding and entitled to vote 16,445,312 Shares, each of which is entitled to one vote. No cumulative voting rights exist under the Company's Amended and Restated Certificate of Incorporation. For information regarding the ownership of Shares by holders of more than five percent of the outstanding Shares and by the management of the Company, see "Security Ownership of Certain Beneficial Owners and Management."

     The Board is comprised of a single class of directors. The directors are elected at the Annual Meeting of the stockholders of the Company and each director elected holds office until his or her successor is elected and qualified. The Board currently consists of eight members. There are no family relationships among any directors or executive officers of the Company.

RIGHTS TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

     The Merger Agreement provides that, promptly (but in any event within one business day) upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, either (a) a majority of the members of the Board shall resign and the remaining members of the Board shall fill all of the positions so vacated with persons designated by the Purchaser or (b) the size of the Board shall be expanded and the vacant seats filled with persons designated by the Purchaser so that Purchaser's designees shall constitute a majority of the members of the Board. In either case, at all times thereafter through the Effective Time, a majority of the members of the Board shall be persons designated by Purchaser.

     The Company's obligation to appoint designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Merger Agreement and shall include in the
Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations.

PURCHASER'S DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that Purchaser's designees will take office as directors of the Company upon Purchaser's payment for such number of Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) in the Offer.

     Purchaser has advised the Company that its designees will be the persons described in the following table and has provided the information below regarding such individuals.

                     NAME                       AGE                 PRINCIPAL OCCUPATION
----------------------------------------------  ---   ------------------------------------------------
Richard C. Hendricks..........................  58    Vice President and Director of Corporate
                                                      Business Development of Parent
H. Patrick Mahanes, Jr. ......................  54    Vice President and Chief Operating Officer of
                                                      Parent
Robert L. McGeehan............................  60    President and Chief Executive Officer of Parent
William R. Newlin.............................  56    Managing Director of Buchanan Ingersoll
                                                      Professional Corporation (attorneys at law) and
                                                      Chairman of the Board of Parent
Richard J. Orwig..............................  56    Vice President and Chief Financial and
                                                      Administrative Officer of Parent

     Mr. Hendricks has been a Vice President of Parent since 1982 and its Director of Corporate Business Development since 1992. He served as General Manager of the Mining Metallurgical Division of Parent from 1990 to 1992.

     Mr. Mahanes has been a Vice President of Parent since 1987 and its Director of Operations from 1991 to 1995.

     Mr. McGeehan has been the President of Parent since 1989 and its Chief Executive Officer since 1991. He served as Director of Parent's Metalworking Systems Division from 1988 to 1989, and as Parent's General Manager of Machining Systems Division from 1985 to 1988. Mr. McGeehan currently serves as a director of Parent and JLK Direct Distribution Inc.

     Mr. Newlin is the Managing Director of Buchanan Ingersoll Professional Corporation (attorneys at law). He has served as Chairman of the Board of the Parent since 1996 and as a director of Parent since 1982. He serves as a Managing General Partner of CEO Venture Funds (private venture capital funds) and as a director of Black Box Corporation, National City Bank of Pennsylvania, Parker/Hunter Incorporated, the Pittsburgh High Technology Council and CME Information Services, Inc.

     Mr. Orwig has been a Vice President of Parent since 1987 and its Chief Financial and Administrative Officer since 1994. He served as Director of Administration of Parent from 1991 to 1994.

     The business address of each of Purchaser's designees is c/o Parent, State Route 981 South, P.O.Box 231, Latrobe, Pennsylvania 15650. Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Parent and Purchaser have also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). The election of Purchaser's designees will be accomplished at a meeting or by written consent of the Board.

BOARD OF DIRECTORS OF THE COMPANY

     Listed below are the names, ages and principal occupations of all directors of the Company.

         NAME            AGE             PRINCIPAL OCCUPATION             DIRECTOR SINCE
-----------------------  ---   -----------------------------------------  --------------
John W. Burge, Jr......  65    Principal of John W. Burge & Assoc.,       February 1995
                                 Pensacola, Florida
Peter S. Finley........  42    Senior Managing Director of Harbour Group  April 1986
                                 Industries, Inc., St. Louis, Missouri
Paul W. Jones..........  49    President and Chief Executive Officer of   May 1993
                                 the Company, Augusta, Georgia
Robert E. Lefton.......  66    President and Chief Executive Officer of   August 1993
                                 Psychological Associates, Inc., St.
                                 Louis, Missouri
Donald E. Nickelson....  64    Chairman of the Board of the Company,      August 1993
                                 Augusta, Georgia; private investor
Robert W. Pratt, Jr....  66    Strategic Management Consultant, Rye, New  February 1995
                                 York
Julian M. Seeherman....  67    Management Consultant, St. Louis,          August 1993
                                 Missouri
Dennis W. Sheehan......  63    Chairman of the Board, President and       August 1993
                                 Chief Executive Officer of AXIA,
                                 Incorporated, Lombard, Illinois

     Except as set forth below, each of the directors has been engaged in his principal occupation described above during the past five years.

     Mr. Burge has been a Principal of John W. Burge & Assoc., a management consulting firm, since 1980 and was an advisory director of Emerson Electric Co., in St. Louis, Missouri, from 1980 to 1993. Prior to that time, he held the positions of President and General Manager of the Electronics and Space Division and Group Vice President, Government and Defense at Emerson Electric Co.

     Mr. Finley has been Senior Managing Director since 1997 and Senior Vice President -- Corporate Development of Harbour Group Industries, Inc., a company which provides corporate development services to its affiliates, from 1990 to 1997. From 1985 to 1990, he served as Vice President of Harbour Group Industries, Inc. In addition, Mr. Finley holds various officer positions with operating companies owned by affiliates of Harbour Group Industries, Inc. He presently serves as a director of Omniquip International, Inc.

     Mr. Jones has been the President of the Company since 1989 and its Chief Executive Officer since 1993. From 1988 to 1989, he served as General
Manager -- Manufacturing for General Electric Transportation

Systems. Prior to that time, Mr. Jones was the General Manager of General Electric Drives, Motor and Generator Operations. Mr. Jones received a Bachelor of Science degree in Engineering from the University of Evansville. He presently serves as a director of Omniquip International, Inc.

     Dr. Lefton has served as President and Chief Executive Officer of Psychological Associates, Inc., an international consulting, training and development firm headquartered in St. Louis, Missouri, since 1958. He presently serves as a director of Stifel Financial Corp., Wave Technology, Inc. and Allied Healthcare Products, Inc.

     Mr. Nickelson, a private investor, has served as Chairman of the Board of the Company since 1993. From 1988 to 1990, he served as President of PaineWebber Group, Inc., an investment banking and brokerage firm. Mr. Nickelson has served as Vice Chairman of Harbour Group Industries, Inc. since 1990. Mr. Nickelson currently serves as a trustee of Mainstay Mutual Funds, as a director of Corporate Property Associates #10 and Carey Institutional Properties, two real estate investment trusts located in New York, New York, Allied Healthcare Products, Inc., DT Industries, Inc. and Sugen, Inc., and as a director and Chairman of the Board of Omniquip International, Inc.

     Dr. Pratt has been a consultant in marketing and strategic management since 1992. Also since 1992, he has been Marketing Executive-in-Residence and an Adjunct Professor of Business at Columbia University's Graduate School of Business. From 1988 to 1992, he served as Executive Vice President of Avon Products, Inc., where he was responsible for business development and planning. Prior to joining Avon in 1983, Dr. Pratt held planning and marketing positions with R. J. Reynolds Industries, Heublein, Inc. and General Electric Company. He is a member of the Board of Advisors of The Michael Allen Company, consultants in strategic growth management.

     Mr. Seeherman has been a consultant specializing in strategic management since February 1996. Prior to such time, Mr. Seeherman served as the Chairman of the Board of Venture Stores, Inc., a retail chain of mass merchandising stores, from 1990 to 1996, as its Chief Executive Officer from 1990 to 1995 and as its President and Chief Executive Officer from 1982 to 1990.

     Mr. Sheehan has been Chairman of the Board, President and Chief Executive Officer of AXIA Incorporated, a privately-owned manufacturer of various commercial and industrial products, since 1984. Mr. Sheehan is a director of the Chamber of Commerce of the United States of America, The National Chamber Litigation Center, National Council on Crime and Delinquency, CST, Inc. (a paper processor located in Wheeling, Illinois), Bradington-Young, Inc. (a furniture manufacturer located in Hickory, North Carolina) and a director and Chairman of the Board of Allied Healthcare Products, Inc.

BOARD MEETINGS -- COMMITTEES OF THE BOARD

     The Board of Directors of the Company met six times during the fiscal year ended December 31, 1996. The Board presently maintains an Executive Committee, a Compensation and Options Committee, a Nominating Committee and an Audit Committee.

     The Executive Committee presently consists of Messrs. Burge, Jones, Nickelson and Pratt. The Executive Committee exercises all powers of the Board of Directors of the Company, to the extent permitted by law, between meetings of the Board. The Executive Committee met six times during the year ended December 31, 1996.

     The Compensation and Options Committee presently consists of Messrs. Lefton, Nickelson and Sheehan and reviews and approves the Company's executive compensation policy, makes recommendations concerning the Company's employee benefit policies and administers the Company's incentive compensation bonus and stock option plans in effect from time to time, unless otherwise specified in such plan. The Compensation and Options Committee met five times during the year ended December 31, 1996.

     The Nominating Committee presently consists of Messrs. Burge, Lefton, Nickelson and Sheehan and recommends nominees for election to the Board of Directors of the Company. The Nominating Committee held one meeting during the year ended December 31, 1996.

     The Audit Committee presently consists of Messrs. Burge, Finley, Pratt, Seeherman and Sheehan and recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. The Audit Committee held four meetings during the year ended December 31, 1996.

     During the fiscal year ended December 31, 1996, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he has been a director) and (ii) the total number of meetings held by all committees of the Board on which he served (during the periods that he served).

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

     The following table sets forth information regarding all persons known to the Company to be the beneficial owners of more than five percent of the Shares as of October 10, 1997.

                                                                SHARES OWNED         PERCENT OF
             NAME AND ADDRESS OF BENEFICIAL OWNER               BENEFICIALLY(1)  OUTSTANDING SHARES
--------------------------------------------------------------  ------------     ------------------
Morgan Stanley Asset Management...............................    1,472,351              9.0%
  25 Cabot Square, 10th Floor
  London, England E14 4QA
Reich & Tang..................................................    1,305,400              7.9
  600 5th Avenue
  New York, NY 10020
Jurika & Voyles Inc. .........................................    1,299,475              7.9
  1999 Harrison Street, Suite 700
  Oakland, CA 94612
Franklin Resources............................................      864,500              5.3
  51 JFK Parkway
  Short Hills, NJ 07078
Prudential Mutual Fund Investment Management..................      852,650              5.2
  751 Broad Street
  Newark, NJ 07101-1084

---------------

(1) Information obtained from the Schedule 13F filed by such company with the SEC for the quarter ending June 30, 1997.

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Shares as of October 10, 1997 by each director of the Company, by each of the executive officers named in the Summary Compensation Table and by all directors and executive officers of the Company as a group.

                                                            SHARES OWNED         PERCENT OF
                   NAME OF BENEFICIAL OWNER                 BENEFICIALLY     OUTSTANDING SHARES
    ------------------------------------------------------  ------------     ------------------
    Paul W. Jones(1)......................................     184,382               1.1%
    Gary L. Weller(2).....................................      54,844                 *
    Peter K. Hunt(3)......................................      30,685                 *
    Henry G. Libby(4).....................................      12,741                 *
    Roger B. Farley(5)....................................      15,572                 *
    John W. Burge, Jr.(6).................................       4,500                 *
    Peter S. Finley(7)....................................      53,800                 *
    Robert E. Lefton(8)...................................       8,800                 *
    Donald E. Nickelson(9)................................      15,250                 *
    Robert W. Pratt, Jr.(10)..............................       4,500                 *
    Julian M. Seeherman(11)...............................      10,000                 *
    Dennis W. Sheehan(12).................................      15,500                 *
    All directors and executive officers as a group (14
      persons)............................................     427,631               2.6%
                                                            ==========       ==============

---------------

  *  Less than 1.0%.

 (1) Represents 134,382 Shares owned by Mr. Jones and 50,000 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Company's Amended and Restated Employee Stock Option Plan, as amended (the "Employee Plan"). Excludes an aggregate of 165,500 shares subject to the terms of the Company's several employee benefit plans which are not currently exercisable or which have not been earned. Also excludes 1,100 Shares owned by his spouse, as to which Mr. Jones disclaims beneficial ownership.

 (2) Represents 32,344 Shares owned by Mr. Weller and 22,500 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Employee Plan. Excludes an aggregate of 83,900 shares subject to the terms of the Company's several employee benefit plans which are not currently exercisable or which have not been earned.

 (3) Represents 16,185 Shares owned by Mr. Hunt and 14,500 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Employee Plan. Excludes an aggregate of 72,150 shares subject to the terms of the Company's several employee benefit plans which are not currently exercisable or which have not been earned. Also excludes 350 Shares owned by his daughter, as to which Mr. Hunt disclaims beneficial ownership.

 (4) Excludes an aggregate of 25,000 shares subject to the terms of the Company's Employee Plan which are not currently exercisable.

 (5) Represents 4,322 Shares owned by Mr. Farley and 11,250 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Employee Plan. Excludes an aggregate of 39,250 shares subject to the terms of the Company's Employee Plan which are not currently exercisable.

 (6) Represents 1,000 Shares owned by Mr. Burge and 3,500 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan, as amended (the "1993 Directors Plan") and the Amended and Restated 1995 Directors Non-Qualified Stock Option Plan (the "1995 Directors Plan" and, together with the 1993 Directors Plan, the "Directors Plans"). Excludes 9,000 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

 (7) Represents 45,300 Shares owned by Mr. Finley and 8,500 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Plans. Excludes 3,500 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

 (8) Represents 300 Shares owned by Dr. Lefton and 8,500 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Plans. Excludes 3,500 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

 (9) Represents 3,000 Shares owned by Mr. Nickelson and 12,250 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Plans. Excludes 4,750 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

(10) Represents 1,000 Shares owned by Dr. Pratt and 3,500 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Plans. Excludes 8,500 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

(11) Represents 1,000 Shares owned by Mr. Seeherman and 9,000 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Plans. Excludes 4,000 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

(12) Represents 6,500 Shares owned by Mr. Sheehan and 9,000 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Plans. Excludes 4,000 shares issuable pursuant to options granted under the Directors Plans which are not currently exercisable.

     The amounts shown above do not include the vesting of options or other rights upon a change in control of the Company as a result of the purchase by the Purchaser of a majority of the outstanding Shares of the Company pursuant to the Offer.

                               EXECUTIVE OFFICERS

     The following table provides certain information regarding the executive officers of the Company who are appointed by and serve at the pleasure of the Board.

             NAME               AGE                     POSITION(S)
------------------------------  ---   ------------------------------------------------
Paul W. Jones.................  49    President and Chief Executive Officer(1)
Gary L. Weller................  37    Executive Vice President and Chief Financial
                                      Officer; Secretary(2)
Peter K. Hunt.................  51    Senior Vice President -- Business Development(3)
Henry G. Libby................  57    Senior Vice President -- Consumer Products
                                      Group(4)
Roger B. Farley...............  53    Senior Vice President -- Human Resources(5)
Ajita G. Rajendra.............  45    Senior Vice President -- Industrial Products
                                      Group(6)
Mark R. Richards..............  37    Vice President -- Electronics Products Group(7)

---------------

(1) See information under "Board of Directors of the Company."

(2) Mr. Weller has been the Executive Vice President since August 1997 and Senior Vice President, Chief Financial Officer and Secretary of the Company since May 1993. From 1991 to 1993, he served as the Company's Director of Operations in Greenfield, Massachusetts and from 1988 to 1991 he was the Corporate Controller of the Company. Prior thereto, Mr. Weller, a Certified Public Accountant, served as an audit manager with Price Waterhouse. He received a Bachelor of Science degree in Business Administration from Central Missouri State University.

(3) Mr. Hunt has been the Senior Vice President -- Business Development of the Company since August 1997. From October 1995 to August 1997, he was Senior Vice President -- Industrial Products Group. From 1993 to 1995, he served as the Company's Vice President -- Manufacturing in Augusta, Georgia. Prior to joining the Company, from 1988 to 1993, he served as Vice
    President -- Operations of A.B. Dick Company in Chicago, Illinois, a manufacturer of printing and reprographics equipment and a wholly-owned subsidiary of

    GEC Plc UK. Mr. Hunt, a Chartered Engineer, received a Bachelor of Technology degree, with honors, in Industrial Engineering and Management from Loughborough University in the United Kingdom.

(4) Mr. Libby has been the Senior Vice President -- Consumer Products Group of the Company since January 1996. From 1994 to 1996, Mr. Libby served as Vice President of Rule Industries, Inc., a manufacturer of cutting tools and marine products which was acquired by the Company in January 1996, and as President of Rule Manufacturing, Inc., a subsidiary of Rule Industries, Inc. From 1990 to 1994, he served as President and Chief Executive Officer of The Disston Company, a manufacturer of cutting tools and power tool accessories, the assets of which were acquired by Rule Industries, Inc., in 1994.

(5) Mr. Farley has been the Senior Vice President -- Human Resources since August 1997 and Vice President -- Human Resources of the Company since June 1994. From 1981 to 1994, Mr. Farley served as Manager -- Human Resources for General Electric Industrial Systems and Services. He received a Bachelor of Science degree in Business Administration from Eastern Kentucky University.

(6) Mr. Rajendra has served as the Senior Vice President -- Industrial Products Group of the Company since August 1997. From July 1996 to August 1997, he served as Vice President -- Electronics Products Group. Prior to joining the Company, he worked in various capacities at Corning, Inc. for 18 years. He served as Director, Retail Operations and Development of Corning Inc. from 1994 to 1996, as Business Director, Corning-Cookware from 1993 to 1994 and as President, Revereware Corporation from 1991 to 1993 (a Corning subsidiary). He received a Bachelor of Science degree in Chemical Engineering from Indian Institute of Technology and a Masters of Business Administration from Carnegie -- Mellon University.

(7) Mr. Richards has served as the Vice President -- Electronics Products Group of the Company since August 1997. From July 1995 to August 1997, he served as Vice President -- Business Development of the Company. From 1992 to 1995, he served as Associate Director of Corporate Strategic Marketing and Planning for Searle & Co., a pharmaceutical manufacturer which is a wholly-owned subsidiary of Monsanto Company. From 1989 to 1992, he served as a Senior Associate at Coopers & Lybrand in the financial services group. Mr. Richards received a Bachelor of Science degree from Michigan State University and a Masters of Management degree from the Kellogg School of Management at Northwestern University.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid or accrued by the Company for services rendered during the years ended December 31, 1994, 1995 and 1996 to the chief executive officer and to the Company's four most highly compensated executive officers whose total salary and bonus exceeded $100,000 during the year ended December 31, 1996 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM COMPENSATION
                                       ANNUAL COMPENSATION           --------------------------------------
                                 --------------------------------                               RESTRICTED
                                                        OTHER         STOCK       RESTRICTED   STOCK AWARDS
                                                        ANNUAL        OPTION     STOCK AWARDS    (EQUITY      ALL OTHER
       NAME AND                   SALARY    BONUS    COMPENSATION     AWARDS     (BONUS PLAN)     PLAN)      COMPENSATION
  PRINCIPAL POSITION       YEAR   ($)(1)    ($)(2)      ($)(3)       (SHARES)     ($)(4)(6)     ($)(5)(6)        ($)
----------------------     ----  --------  --------  ------------    --------    ------------  ------------  ------------
Paul W. Jones              1996  $424,622  $150,000    $ 20,244(7)        --       $202,491      $169,875      $  1,176(8)
  President and Chief      1995   395,333   225,000      21,910(7)        --        303,750       305,000        11,170(8)
  Executive Officer        1994   330,953   320,000      17,196(7)    25,000             --            --         1,212(8)
Gary L. Weller             1996   199,159    80,000       5,331(7)        --         23,985        60,400           530(8)
  Executive Vice           1995   185,767   120,000       5,331(7)        --         53,985       244,000           447(8)
  President and Chief      1994   134,888   120,000       4,989(7)    15,000             --            --           286(8)
  Financial Officer;
  Secretary
Peter K. Hunt              1996   210,295    49,000          --           --         25,191        60,400         1,094(8)
  Senior Vice              1995   180,950    87,500          --           --         50,600       244,000           664(8)
  President -- Business    1994   152,666    70,000          --       14,000             --            --        63,482(10)
  Development(9)
Henry G. Libby             1996   393,687    50,000          --       10,000         67,497            --           384(8)
  Senior Vice
 President -- Consumer
  Products Group(11)
Roger B. Farley            1996   154,692    33,000          --       10,000         29,698            --         2,602(8)
  Senior Vice              1995   149,721    48,000          --        6,000         43,188            --        75,841(13)
  President -- Human       1994    67,000    83,000 14)         --    19,500             --            --        62,060(15)
  Resources(12)

---------------

 (1) Includes amounts deferred under the 401(k) feature of the Company's Retirement Income Savings Plan.

 (2) Reflects bonus payments earned during the fiscal year, all or a portion of which may have been paid in a subsequent fiscal year. Excludes a portion of the bonus payments earned during the years ended December 31, 1995 and 1996 which the Named Executive Officers elected to receive in restricted Shares pursuant to the Company's Amended and Restated 1995 Restricted Stock Bonus Plan, as amended (the "Stock Bonus Plan").

 (3) Excludes certain personal benefits, the total value of which was less than 10% of the total annual salary and bonus for each of the executives.

 (4) Represents the value of restricted Shares, as of the bonus award date, which each of the Named Executed Officers has elected to receive in lieu of a portion of their 1996 and 1995 bonuses pursuant to the terms of the Company's Stock Bonus Plan. For 1995, Messrs. Jones, Weller, Hunt and Farley were awarded 9,959, 1,770, 1,659 and 1,416 restricted Shares, respectively, which vest ratably over a five-year period from the date of grant. For 1996, Messrs. Jones, Libby and Farley were awarded 8,223, 2,741 and 1,206 restricted Shares, respectively, which vest ratably over a five-year period from the date of grant, and Messrs. Weller and Hunt were awarded 974 and 1,023 restricted Shares, respectively, which vest ratably over a three-year period from the date of grant.

 (5) Represents the value as of the date restricted Shares were earned pursuant to the terms of the Company's Amended and Restated 1995 Equity Incentive Plan (the "Incentive Plan").

 (6) As of December 31, 1996, the number and value of the aggregate restricted Shares earned and beneficially held by the Named Executive Officers pursuant to the Company's Stock Bonus Plan and Incentive Plan were as follows: Mr. Jones, 24,459 Shares with a value of $749,057; Mr. Weller, 11,370 Shares with a value of $348,206; Mr. Hunt, 11,259 Shares with a value of $344,807; and Mr. Farley, 1,416 Shares with a value of $43,365. The executive officers retain dividend and voting rights to the restricted Shares.

 (7) The amount shown represents a bonus paid to reimburse the interest cost on a promissory note used to purchase certain Shares. See "Certain Transactions -- Agreements with Directors and Executive Officers."

 (8) Reflects premiums paid on a term life insurance policy.

 (9) Reflects compensation received by Mr. Hunt in his capacity as Senior Vice President -- Industrial Products Group since October 1995 and as Vice President -- Manufacturing from August 1993 to September 1995.

(10) Reflects premiums paid on a term life insurance policy of $641 and amounts paid for relocation expenses totaling $62,841.

(11) Mr. Libby joined the Company as the Senior Vice President -- Consumer Products Group in January 1996.

(12) Mr. Farley joined the Company as the Vice President -- Human Resources in June 1994.

(13) Reflects premiums paid on a term life insurance policy of $791 and amounts paid for relocation expenses totaling $75,050.

(14) Includes $35,000 paid to Mr. Farley as a signing bonus when he joined the Company in June 1994.

(15) Reflects premiums paid on a term life insurance policy of $192 and amounts paid for relocation expenses totaling $61,868.

STOCK OPTIONS

     The following table sets forth information concerning options granted during the fiscal year ended December 31, 1996 under the Company's stock option plans to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL
                                                    INDIVIDUAL GRANTS                        REALIZABLE
                                    --------------------------------------------------    VALUE AT ASSUMED
                                                  PERCENTAGE                               ANNUAL RATE OF
                                                   OF TOTAL                                    STOCK
                                    NUMBER OF      OPTIONS                               PRICE APPRECIATION
                                    SECURITIES    GRANTED TO                                    FOR
                                    UNDERLYING   EMPLOYEES IN   PER SHARE                   OPTION TERM
                                     OPTIONS        FISCAL      EXERCISE    EXPIRATION   ------------------
               NAME                  GRANTED      1996(1)(2)      PRICE        DATE        5%        10%
----------------------------------  ----------   ------------   ---------   ----------   -------   --------
Paul W. Jones.....................        --           --%       $    --           --    $    --   $     --
Gary L. Weller....................        --           --             --           --         --         --
Peter K. Hunt.....................        --           --             --           --         --         --
Henry G. Libby....................     5,000          2.0          30.00      1/12/06     94,334    239,061
                                       5,000          2.0          26.50     11/12/06     83,329    211,171
Roger B. Farley...................     2,000          0.8          30.00      1/12/06     37,734     95,625
                                       4,000          1.6          30.50      8/14/06     76,725    194,437
                                       4,000          1.6          26.50     11/12/06     66,663    168,937

---------------

(1) Options to purchase a total of 245,900 shares were granted under the Employee Plan in 1996, the purpose of which is to provide a financial incentive to key employees who are in a position to make significant contributions to the Company.

(2) Represents options granted pursuant to the Employee Plan with an exercise price equal to the market price on the date of grant. Options become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date.

     The following table sets forth information concerning option exercises and the value of unexercised options held by the Named Executive Officers as of December 31, 1996.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1996
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                   VALUE OF
                                                                     NUMBER OF                   UNEXERCISED,
                                                                    UNEXERCISED                  IN-THE-MONEY
                                                                    OPTIONS AT                    OPTIONS AT
                                                                 DECEMBER 31, 1996             DECEMBER 31, 1996
                         SHARES ACQUIRED                    ---------------------------   ---------------------------
         NAME              ON EXERCISE     VALUE REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------  ---------------   --------------   -----------   -------------   -----------   -------------
Paul W. Jones..........          --           $     --         31,250         43,750       $ 407,813      $ 492,188
Gary L. Weller.........          --                 --         13,750         21,250         171,563        222,188
Peter K. Hunt..........       3,750             77,812          7,250         18,000          78,344        180,188
Roger B. Farley........          --                 --          4,875         30,625          49,250        171,250
Henry G. Libby.........          --                 --             --         10,000              --         23,750

     On October 10, 1997, the Board of Directors of the Company approved an amendment to the Employee Plan to provide for accelerated vesting of stock options granted pursuant to such plan and the cancellation of stock options granted pursuant to such plan in consideration of a cash payment or alternative grant under such plan or a similar plan equal in value to the fair value of the canceled grant upon a Change in Control (as defined therein). A copy of the Employee Plan, as amended, is attached as Exhibit 7 to the Schedule 14D-9.

     The Company has agreed in the Merger Agreement that each option granted to a Company employee pursuant to the Company's Employee Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, $38.00 per share (such amount, or any greater amount per share paid pursuant to the Offer, the "Per Share Amount") exceeds the exercise price per share shall, effective immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes).

STOCK BONUS PLAN AND INCENTIVE PLAN

     On October 10, 1997, the Board of Directors of the Company approved an amendment to the Stock Bonus Plan and the amendment and restatement of the Incentive Plan to change the definition of Change in Control to include the beneficial ownership of more than 50% of the then outstanding voting stock of the Company, whether or not through a transaction arranged by, or consummated with, the prior approval of the Board of Directors of the Company. Copies of the Stock Bonus Plan and the Incentive Plan, as amended, and as amended and restated, respectively, are attached as Exhibits 8 and 9, respectively, to the
Schedule 14D-9.

     The Company has agreed in the Merger Agreement that immediately prior to the Effective Time, each Share previously issued in the form of awards of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares pursuant to the Company's Incentive Plan and which, as of immediately prior to the Effective Time, have been earned in accordance with the provisions of such plan, shall fully vest and all restrictions thereon shall be removed. Except for the issuance of 1,600 Shares representing unearned awards of Performance-Contingent Restricted Stock to Mr. Rajendra, which the Incentive Plan Committee has, in its discretion, determined to issue and vest upon a Change in Control of the Company (as defined in the Incentive Plan), all unearned awards under such plan shall be canceled and no payments shall be made with respect thereto. In addition, the Company has agreed in the Merger Agreement that immediately prior to the Effective Time, each Share previously issued in the form of restricted stock pursuant to the Company's Stock Bonus Plan shall fully vest and all restrictions thereon shall be removed.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     Henry G. Libby, Senior Vice President -- Consumer Products Group of the Company, is employed by the Company pursuant to an Employment and Noncompetition Agreement dated January 12, 1996, which expires in 2001. Under the terms of the agreement, Mr. Libby is entitled to receive a base salary of $400,000 per annum and a minimum annual bonus of $100,000. The agreement also provides for certain severance benefits in the event of termination of employment other than for cause and obligates Mr. Libby to comply with certain confidentiality and noncompetition provisions.

     The Company has entered into severance benefit agreements (the "Severance Agreements") with each of the executive officers and twelve additional officers of the Company. The Severance Agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of the employment of such officers within two years of a Change in Control (as defined therein). The benefits payable under these Severance Agreements generally provide for a full base salary for a term of one year, a bonus equal to 50% of the average of the bonus awarded to such officer in each of the prior three years pursuant to the Company's Executive Incentive Plan and the continuation of certain other benefits for a period of one year. In addition, the Severance Agreements provide for the immediate vesting of any outstanding options granted to such officers under the Employee Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. James C. Janning, a former director of the Company who retired from the Board of Directors of the Company on May 6, 1997, upon the expiration of his then current term, was appointed as a member of the Compensation and Options Committee upon its formation in August 1993. Mr. Janning previously served as Secretary-Treasurer of the Company and held offices with certain of the Company's subsidiaries until May 1993. Mr. Janning was not compensated for these officer positions. Mr. Janning was indebted to the Company during the fiscal year ended December 31, 1996, as evidenced by certain promissory notes, in an amount in excess of $60,000 and received a bonus in the amount of the interest cost of such notes plus all federal and state income taxes applicable to such payments. See "Certain Transactions -- Agreements with Directors and Executive Officers." In addition, Mr. Janning served as an executive officer of Harbour Group Ltd., which together with its affiliate, provided certain services to the Company during the fiscal year ended December 31, 1996. See "Certain Transactions -- Related Party Transactions".

COMPENSATION OF DIRECTORS

     Each director who is not an employee of the Company is entitled to receive an annual fee of $15,000 for his services as a director and additional fees of $1,000 for attendance at each meeting of the full Board of Directors and $750 for attendance at each meeting of committees of the Board of Directors. Directors are also entitled to reimbursement for their expenses incurred in attending meetings.

     1993 Directors Plan. The Company maintains the 1993 Directors Plan which provides for the granting of non-qualified stock options to the Company's directors who are not employees of the Company, for up to 100,000 Shares (subject to adjustment in the event of a reorganization, merger, consolidation, stock split, dividend payable in Shares, split-up, combination or other exchange of Shares).

     The 1993 Directors Plan is administered by the Board of Directors. Options granted under the 1993 Directors Plan may not be exercised for a period of two years from the date of grant and thereafter become exercisable on a cumulative basis in 25% increments beginning on the second anniversary of the date of grant and concluding on the fifth anniversary thereof. All options granted under the 1993 Directors Plan expire ten years from the date of grant.

     Options granted under the 1993 Directors Plan are nontransferable, and the exercise price must be equal to the Fair Market Value (as defined therein) of the Shares on the date of grant. Upon exercise, the exercise price must be paid in full in cash or such other consideration as the Board may permit.

     The 1993 Directors Plan by its express terms provides for the grant of options thereunder to each eligible director serving on the date of the Company's initial public offering with respect to 10,000 shares, and an additional option to the Chairman of the Board of Directors with respect to 5,000 shares, in each case at the initial public offering price. In addition, the 1993 Directors Plan provides for the grant of options to each person first becoming an eligible director subsequent to the date of the Company's initial public offering with respect to 10,000 shares and the grant of an additional option to each person first becoming Chairman of the Board subsequent to such date with respect to 5,000 shares. In connection with the adoption of the 1995 Directors Plan, the 1993 Directors Plan was terminated in May 1996.

     On October 10, 1997, the Board of Directors of the Company approved the amendment of the 1993 Directors Plan to provide for accelerated vesting of stock options granted pursuant to such plan and the cancellation of stock options granted pursuant to such plan in consideration of a cash payment or alternative grant under such plan or a similar plan equal in value to the fair value of the canceled grant upon a Change in Control (as defined therein). A copy of the 1993 Directors Plan, as amended, is attached as Exhibit 10 to the Schedule 14D-9.

     The Company has agreed in the Merger Agreement that each option granted to a Company director pursuant to the Company's 1993 Directors Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes).

     The 1995 Directors Plan. The 1995 Directors Plan provides for the granting of non-qualified stock options to purchase up to 125,000 Shares (subject to adjustment in the event of a reorganization, merger, consolidation, stock split, dividend payable in Shares, split-up, combination or other exchange of Shares) to the members of the Board of Directors who are not employees of the Company or any of its subsidiaries.

     Pursuant to the express terms of the 1995 Directors Plan, options to purchase 10,000 Shares are granted to each eligible director on the date such person is first elected to the Board of Directors of the Company. An option to purchase an additional 5,000 Shares is granted to each eligible director on the date such person is first elected to serve as Chairman of the Board of the Company. These options may not be exercised for a period of two years from the date of grant and thereafter become exercisable on a cumulative basis in 25% increments beginning on the second anniversary of the date of grant and concluding on the fifth anniversary of the date of grant.

     In addition, the 1995 Directors Plan provides that options to purchase 1,000 Shares are granted to each eligible director on the date such person is re-elected to the Board of Directors by the vote of the stockholders, at the annual or other meeting at which directors are elected, and that options to purchase 500 Shares are granted to each eligible director on the date such person is elected or re-elected to serve as Chairman of a standing committee maintained by the Board of Directors from time to time. If a director is elected to serve a term of more than one year, in addition to the option described in the preceding sentence, such director shall, during such term, be granted an option with respect to 1,000 Shares on each anniversary of the date of reelection except in the year in which the term expires. All options described in this paragraph may not be exercised for a period of one year from the date of grant and thereafter are exercisable in full.

     Other options may be granted under the 1995 Directors Plan from time to time pursuant to terms determined by the Board of Directors of the Company. All options granted under the 1995 Directors Plan are nontransferable and subject to certain limitations upon the removal or resignation of the director, as set forth in the 1995 Directors Plan, and expire ten years from the date of grant. No payments or contributions are required to be made by the directors other than in connection with the exercise of options. The 1995 Directors Plan will terminate on the tenth anniversary of its effective date, which is the date of approval by the stockholders, and no further options may be granted after such date.

     The purchase price for Shares to be purchased upon the exercise of options is equal to the last reported sales price per Share on the Nasdaq National Market on the date of grant (or the last reported sales price on such other exchange or market on which the Shares are traded from time to time). As of October 10, 1997, such price was $32 3/16. Upon exercise of an option, the purchase price therefor shall be payable in full to the Company in cash or in kind or a combination thereof, by delivery of Shares having a Fair Market Value (as defined in the 1995

Directors Plan), or surrender of currently exercisable options having a value on the date of exercise, equal to the portion of the exercise price so paid, as determined by the Board of Directors.

     As adopted, the 1995 Directors Plan was intended to provide formula awards in accordance with certain then-applicable exemptive rules of the SEC and is administered by the Board of Directors of the Company, which may delegate administration thereof to a committee of the Board. The Board may, in its discretion, terminate or suspend the 1995 Directors Plan at any time. The Board may also amend or revise the 1995 Directors Plan, or the terms of any option granted under such plan, without stockholder approval, provided that such amendment or revision does not, except as otherwise permitted, increase the number of Shares reserved for issuance under the plan, change the purchase price established or expand the category of individuals eligible to participate in such plan. No amendment, suspension or termination will alter or impair any rights or obligations under any option previously granted without the consent of the grantee.

     On October 10, 1997, the Board of Directors of the Company approved the amendment and restatement of the 1995 Directors Plan to change the definition of Change in Control to include the beneficial ownership of more than 50% of the then outstanding voting stock of the Company, whether or not through a transaction arranged by, or consummated with, the prior approval of the Board of Directors of the Company and to provide for the cancellation of stock options granted pursuant to such plan in consideration of a cash payment or alternative grant under such plan or a similar plan equal in value to the fair value of the canceled grant upon a Change in Control (as defined therein). A copy of the 1995 Directors Plan, as amended and restated, is attached as Exhibit 11 to the
Schedule 14D-9.

     The Company has agreed in the Merger Agreement that each option granted to a Company director pursuant to the Company's 1995 Directors Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes).

     Set forth below is information with respect to options outstanding under the Directors Plans as of December 31, 1996.

                                                                          NUMBER      EXERCISE PRICE
                          NAME                         DATE OF GRANT     OF SHARES      PER SHARE
    -------------------------------------------------  -------------     ---------    --------------
    John W. Burge, Jr................................     2/28/95          10,000         $25.75
                                                          5/01/96           1,000          37.00
    Peter S. Finley..................................     7/29/93          10,000          15.50
                                                          5/01/96           1,000          37.00
    James C. Janning.................................     7/29/93          10,000          15.50
                                                          5/01/96           1,500          37.00
    Robert E. Lefton.................................     8/10/93          10,000          16.00
                                                          5/01/96           1,000          37.00
    Donald E. Nickelson..............................     8/10/93          15,000          16.00
                                                          5/01/96           1,000          37.00
    Robert W. Pratt, Jr..............................     2/28/95          10,000          25.75
                                                          5/01/96           1,000          37.00
    Julian M. Seeherman..............................     8/10/93          10,000          16.00
                                                          5/01/96           1,500          37.00
    Dennis W. Sheehan................................     8/10/93          10,000          16.00
                                                          5/01/96           1,500          37.00
                                                                         ---------
              Total..................................                      94,500
                                                                          =======

                              CERTAIN TRANSACTIONS
RELATED PARTY TRANSACTIONS

     On January 26, 1994, the Company entered into an Operations Consulting and Advisory Services Agreement (the "HGL Services Agreement") with Harbour Group Ltd. ("HGL"), pursuant to which HGL provides management consulting services to the Company for a one-year term, which term will automatically renew from year to year until terminated by the Company or HGL upon 30 days' notice. Certain of the Company's directors serve as executive officers or directors of HGL or its affiliates. Specifically, Mr. Nickelson serves as a director of HGL. In addition, Mr. Finley serves as an executive officer of an affiliate of HGL. Under the HGL Services Agreement, the Company compensates HGL for management consulting services at HGL's approximate costs incurred in performing such services. The HGL Services Agreement was amended and restated on March 20, 1996 to provide that management consulting services performed thereunder be compensated pursuant to a set fee schedule. The Company also entered into a Corporate Development Consulting and Advisory Services Agreement (the "HGI Services Agreement") with Harbour Group Industries, Inc. ("HGI") on January 26, 1994 pursuant to which HGI provides corporate development services to the Company for a one-year term, which term will automatically renew from year to year until terminated by the Company or HGI upon 30 days' notice. Two of the Company's directors, Messrs. Finley and Nickelson, serve as executive officers of HGI. Under the HGI Services Agreement, the Company compensates HGI for corporate development services by paying an annual fee equal to the greater of $100,000 or HGI's approximate costs incurred in performing such services, plus a transaction fee equal to an amount which ranges from 2.5% of the first $1 million of the purchase price to 0.5% of the portion of the purchase price in excess of $4 million for each completed acquisition or disposition by the Company in which HGI performs services during the term of the HGI Services Agreement, subject to a minimum fee per transaction of $125,000. On March 20, 1996, the HGI Services Agreement was amended and restated to eliminate the minimum annual fee and to provide that corporate development services performed thereunder be compensated pursuant to a set fee schedule. In addition, under the amended and restated HGI Services Agreement, the Company may receive fees for the performance of corporate development services for HGI.

     The terms of the HGL Services Agreement were determined by HGL and the Company to preserve the historical arrangement between the Company and HGL whereby HGL provided the Company with management consulting and advisory services at approximate cost prior to the Company's initial public offering in 1993. The terms of the HGI Services Agreement were determined in part to reimburse HGI for the estimated approximate annual cost of HGI personnel engaged in performing services for the Company thereunder and in part with reference to customary formulas utilized by financial advisors for providing acquisition and/or divestiture-related services. The Company believes that the rates agreed to by the Company and HGI under such HGI Services Agreement is less than the rate customarily charged by other financial advisory service providers. The terms of each of these arrangements and the method of establishing the fees payable thereunder have been reviewed and approved by the Company's Audit Committee, whose membership consists of a majority of directors who are neither employees of the Company nor affiliates of HGL or HGI. Fees totaling approximately $53,000 and $580,000 were paid by the Company to HGL and HGI, respectively, during the year ended December 31, 1996.

     The Company believes that each of the related party transactions described herein was on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The HGL Services Agreement and the HGI Services Agreement were terminated by the Company effective as of June 13, 1997.

AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     In connection with the acquisition of Rule Industries, Inc. ("Rule"), the Company loaned Henry G. Libby, an officer of Rule and Senior Vice
President -- Consumer Products Group of the Company since the Rule acquisition, approximately $291,000 in 1995 for the payment of withholding taxes incurred by Mr. Libby in connection with the exercise of options to purchase an aggregate of 100,000 shares of Rule common stock. The loan bore interest at 8% and was paid in full on April 4, 1996. The Company also paid in 1996 approximately $222,000 in obligations of The Disston Company ("Disston"), an entity wholly-owned by Mr. Libby. In connection with the acquisition of Rule, the Company assumed certain obligations of Rule to Disston for the payment of expenses associated with the conduct of an arbitration proceeding as well as certain expenses related to maintenance of a facility owned by Disston. Disston was dissolved in 1996 and the Company has no further obligations to Disston pursuant to undertakings made in connection with the acquisition of Rule.

     Various members of management of the Company and its subsidiaries acquired common stock of the Company and its predecessors at prices determined by the Boards of Directors of such companies, and the purchase price therefor was paid partly in cash and partly by delivery of promissory notes payable to the Company secured by the purchased shares. Such notes have a ten-year maturity, bear interest at fixed rates of interest from 6.39% to 10% per annum and are payable interest only annually, with one principal payment at maturity. In connection with such promissory notes, the companies agreed to pay annual bonuses to such stockholders in amounts equal to the annual interest payments on the notes plus all federal and state income taxes applicable to such payments. Each such stockholder entered into separate agreements with the companies and Harbour Group Investments, L.P., formerly a controlling stockholder of the Company (the "Stockholder Agreements"), providing for, among other things, restrictions on transfer of such shares, registration rights with respect to such shares, the mandatory repurchase of such shares upon termination of the holder's employment at a price based on a predetermined formula and a right of first refusal for the companies in the event of a bona fide offer from a third party. In connection with the consolidation of certain cutting tool companies owned by Harbour Group Investments, L.P. into the Company, the Company amended the Stockholder Agreements to eliminate substantially all of their provisions except those relating to noncompetition and confidentiality. The Company also amended each of the promissory notes issued in connection with purchases of common stock of the cutting tool companies to permit partial prepayments.

     At December 31, 1996, the following executive officer and directors had promissory notes in excess of $60,000 outstanding to the Company, each of which were issued in connection with the acquisition of Shares by such executive officer or director. Set forth below is certain information with respect to such promissory notes.

                                                                       BALANCE
                                                        HIGHEST      OUTSTANDING
                                                        BALANCE          AT         INTEREST      DUE
       STOCKHOLDER                 POSITION           OUTSTANDING     12/31/96        RATE        DATE
-------------------------  -------------------------  -----------    -----------    --------    --------
Paul W. Jones............  President and Chief
                           Executive Officer;           $82,270        $82,270         8.1%     12/31/99
                           Director                      66,263         66,263         6.5       4/26/03
James C. Janning.........  Director                      10,736         10,736        10.0       5/31/98
                                                         26,374         26,374         6.5       4/26/03
                                                         20,608         20,608        10.0       5/31/98
                                                         15,920         15,920         9.4       4/15/99
                                                          7,920          7,920        10.0       5/31/98
                                                         19,354         19,354         9.4       4/15/99

     Subsequent to the end of the 1996 fiscal year, Mr. Janning repaid all amounts due under the foregoing promissory notes.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms which they file.

     To the Company's knowledge, based solely on review of information furnished to the Company, reports filed through the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 1996, except that Peter K. Hunt, an executive officer of the Company, failed to timely file one Form 4 relating to the acquisition of 100 Shares by his daughter.

                                                                       EXHIBIT 1

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                KENNAMETAL INC.,

                            PALMER ACQUISITION CORP.

                                      AND

                          GREENFIELD INDUSTRIES, INC.

                               TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
                                            ARTICLE I
                                            THE OFFER
   1.1   The Offer......................................................................    1
   1.2   Company Action.................................................................    2

                                           ARTICLE II
                               THE MERGER; EFFECTIVE TIME; CLOSING
   2.1   The Merger.....................................................................    3
   2.2   Effective Time.................................................................    3
   2.3   Closing........................................................................    3

                                           ARTICLE III
                                      SURVIVING CORPORATION
   3.1   Articles of Incorporation......................................................    4
   3.2   By-Laws........................................................................    4
   3.3   Directors......................................................................    4
   3.4   Officers.......................................................................    4

                                           ARTICLE IV
                               MERGER CONSIDERATION; CONVERSION OR
                              CANCELLATION OF SHARES IN THE MERGER
   4.1   Share Consideration for the Merger; Conversion or Cancellation of Shares in the
         Merger.........................................................................    4
   4.2   Stockholder Approval...........................................................    4
   4.3   Payment for Shares in the Merger...............................................    5
   4.4   No Further Ownership Rights in Company Common Stock............................    6
   4.5   Stock Options and Other Plans..................................................    6
   4.6   Convertible Preferred Securities...............................................    7
   4.7   Dissenting Stockholders........................................................    7
                                            ARTICLE V
                          REPRESENTATIONS AND WARRANTIES OF THE COMPANY
   5.1   Corporate Organization and Qualification.......................................    7
   5.2   Capitalization.................................................................    7
   5.3   Authority Relative to This Agreement...........................................    8
   5.4   Consents and Approvals; No Violation...........................................    8
   5.5   SEC Reports; Financial Statements..............................................    9
   5.6   Absence of Certain Changes or Events...........................................    9
   5.7   Litigation and Liabilities.....................................................    9
   5.8   Information Supplied...........................................................   10
   5.9   ERISA Matters..................................................................   10
  5.10   Brokers and Finders............................................................   11
  5.11   Opinions of Financial Advisors.................................................   11
  5.12   Compliance with Laws; Permits..................................................   11
  5.13   Takeover Statutes..............................................................   11
  5.14   Rights Plan....................................................................   12
  5.15   Contracts......................................................................   12
  5.16   Changes in Equity Interests....................................................   12

                                                                                           PAGE
                                                                                           ----
                                           ARTICLE VI
                     REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
   6.1   Corporate Organization and Qualification.......................................   12
   6.2   Authority Relative to This Agreement...........................................   12
   6.3   Consents and Approvals: No Violation...........................................   12
   6.4   Brokers and Finders............................................................   13
   6.5   Financing......................................................................   13

                                           ARTICLE VII
                               ADDITIONAL COVENANTS AND AGREEMENTS
   7.1   Conduct of Business of the Company.............................................   13
   7.2   No Solicitation of Transactions................................................   14
   7.3   Approvals and Consents; Cooperation............................................   15
   7.4   Further Assurances.............................................................   15
   7.5   Access to Information..........................................................   16
   7.6   Publicity......................................................................   16
   7.7   Indemnification of Directors and Officers......................................   16
   7.8   Employees......................................................................   17
   7.9   Notification of Certain Matters................................................   17
  7.10   Company Board..................................................................   17

                                          ARTICLE VIII
                            CONDITIONS TO CONSUMMATION OF THE MERGER
   8.1   Conditions to Each Party's Obligations to Effect the Merger....................   18

                                           ARTICLE IX
                                 TERMINATION; AMENDMENT; WAIVER
   9.1   Termination by Mutual Consent..................................................   18
   9.2   Termination by Either Parent or the Company....................................   18
   9.3   Termination by the Company.....................................................   19
   9.4   Termination by Parent..........................................................   19
   9.5   Effect of Termination and Abandonment..........................................   20
   9.6   Extension; Waiver..............................................................   20

                                            ARTICLE X
                                    MISCELLANEOUS AND GENERAL
  10.1   Payment of Expenses............................................................   20
  10.2   Survival of Representations and Warranties; Survival of Confidentiality........   20
  10.3   Modification or Amendment......................................................   21
  10.4   Waiver of Conditions...........................................................   21
  10.5   Counterparts...................................................................   21
  10.6   Governing Law..................................................................   21
  10.7   Notices........................................................................   21
  10.8   Entire Agreement; Assignment...................................................   22
  10.9   Parties in Interest............................................................   22
 10.10   Certain Definitions............................................................   22
 10.11   Specific Performance...........................................................   23
 10.12   Obligation of Parent...........................................................   23
 10.13   Validity.......................................................................   23
 10.14   Captions.......................................................................   23

                                             ANNEX A
         Annex A........................................................................   A-1

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 10, 1997, by and among Kennametal Inc., a Pennsylvania corporation ("Parent"), Palmer Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and Greenfield Industries, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     WHEREAS, the Board of Directors of the Company, has, subject to the conditions of this Agreement, unanimously determined that each of the Offer and the Merger (each as defined below) is in the best interests of the stockholders of the Company and approved and adopted this Agreement and the transactions contemplated hereby; and

     WHEREAS, in furtherance thereof, it is proposed that Purchaser shall make a tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock, par value $0.01 per share (the "Company Common Stock"), of the Company, together with the associated Rights (as defined in Section 10.10) (the "Shares"), at a price of $38 per Share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to the seller in cash, without interest thereon, in accordance with the terms and subject to the conditions of this Agreement; and

     WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Purchaser and the Company hereby agree as follows:

                                   ARTICLE I

                                   THE OFFER

  1.1 THE OFFER.

     (a) Subject to the terms and conditions of this Agreement, Purchaser shall commence, within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended, the Offer as promptly as practicable, but in no event later than the fifth business day after the date of initial public announcement of this Agreement. Purchaser shall accept for payment Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer, as set forth on Annex A (the "Offer Conditions"), shall have been satisfied or waived by Purchaser. The obligation of Purchaser to accept for payment, purchase and pay for Shares tendered pursuant to the Offer shall be subject only to such Offer Conditions and to the further condition that a number of Shares representing not less than a majority of the Shares then outstanding on a fully diluted basis shall have been validly tendered and not withdrawn prior to the final expiration date of the Offer (the "Minimum Condition") (any of which may be waived in whole or in part by the Purchaser in its sole discretion, provided that, without the express written consent of the Company, Purchaser may not waive the Minimum Condition). Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that, unless previously approved by the Company in writing, no change in the Offer may be made (i) which decreases the Per Share Amount payable in the Offer, (ii) which changes the form of consideration to be paid in the Offer, (iii) which reduces the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) which imposes conditions to the Offer in addition to the Offer Conditions or which modifies the Offer Conditions in a manner adverse to the holders of Shares or (v) which amends any other term of the Offer in a manner adverse to the holders of the Shares, provided, however, that nothing contained herein shall prohibit Purchaser, in its sole discretion without the consent of the Company, from waiving satisfaction of any condition of this Offer other than the Minimum Condition. Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date (the initial scheduled expiration date being 20 business days following commencement of the

Offer), if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived (and, at the request of the Company, Purchaser shall, subject to Purchaser's right to terminate this Agreement pursuant to Article IX, extend the Offer for additional periods, unless the only conditions not satisfied or earlier waived on the then scheduled expiration date are one or more of the Minimum Condition and the conditions set forth in paragraph (b) of the Offer Conditions , provided that (x) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer and (y) if paragraph (b) of the Offer Conditions has not been satisfied and the failure to so satisfy can be remedied, the Offer shall not be terminated unless the failure is not remedied within 30 calendar days after Purchaser has furnished the Company written notice of such failure) and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than 5 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if there shall not have been tendered sufficient Shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with
Section 253 of the Delaware General Corporation Law (the "DGCL"). Subject to the terms and conditions of the Offer and this Agreement, Purchaser shall pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer.

     (b) As soon as practicable on the date of commencement of the Offer, Parent or Purchaser shall file with the SEC a Tender Offer Statement on Schedule 14D-1 with respect to the Offer (together with any supplement or amendments thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws except that no representation or warranty is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any of its stockholders for inclusion or incorporation in the Offer Documents. Parent or Purchaser and the Company each agree promptly to correct any information provided by them for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. To the extent practicable, the Company and its counsel shall be given an opportunity to review and comment upon the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. The Company shall cooperate with Parent and Purchaser in responding to any comments received from the SEC with respect to the Offer Documents and amending the Offer Documents in response to such comments.

  1.2 COMPANY ACTION.

     (a) The Company hereby approves of and consents to the Offer and represents that its Board of Directors, including all of the disinterested directors, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, (i) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and, (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser pursuant to the Offer and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended if the Company reasonably determines in good faith, based on the advice of outside legal counsel to the Company, that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Board of Directors described in this
Section 1.2(a).

     (b) The Company hereby agrees to file with the SEC as soon as practicable on the date of commencement of the Offer a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") containing the recommendation described in Section 1.2(a). The
Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws, except that no representation is made by the Company with respect to information supplied by Parent or

Purchaser in writing for inclusion in the Schedule 14D-9. The Company, Parent and Purchaser each agree promptly to correct any information provided by them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws. Notwithstanding anything to the contrary in this Agreement, the Board of Directors may withdraw, modify or amend its recommendation if the Company reasonably determines in good faith, based on the advice of outside legal counsel to the Company, that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law. To the extent practicable, Parent and its counsel shall be given an opportunity to review and comment upon the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC.

     (c) The Company shall cooperate in the dissemination of the Offer Documents to the stockholders of the Company. Without limiting the foregoing, in connection with the Offer, the Company will promptly furnish Purchaser with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares as of a recent date and of those persons becoming record holders subsequent to such date and shall furnish Purchaser with such additional information and assistance (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) as Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Purchaser and its affiliates, associates, agents and advisors shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, and, if this Agreement shall be terminated, will upon request of the Company, deliver, and will use its best efforts to cause its agents promptly to deliver, to the Company all copies of such information then in their possession.

                                   ARTICLE II

                      THE MERGER; EFFECTIVE TIME; CLOSING

  2.1 THE MERGER. Subject to the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 2.2), the Company and Purchaser shall consummate a merger (the "Merger") in which (a) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The Merger shall have the effects set forth in Section 259 of the DGCL.

  2.2 EFFECTIVE TIME. Parent, Purchaser and the Company will cause an appropriate Certificate of Merger (the "Certificate of Merger") to be executed and filed on the date of the Closing (as defined in Section 2.3) (or on such other date as Purchaser and the Company may agree) as provided in the DGCL. The Merger shall become effective upon the latest to occur of (i) the date on which the Certificate of Merger is filed with the Secretary of State of the State of Delaware or (ii) such later date as is agreed upon by the parties and specified in the Certificate of Merger, and the time of such effectiveness is hereinafter referred to as the "Effective Time."

  2.3 CLOSING. The closing of the Merger (the "Closing") shall take place (a) at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, Pittsburgh, PA 15219, at 10:00 a.m., local time, on the first business day following the date on which the last of the conditions set forth in Article VIII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.

                                  ARTICLE III

                             SURVIVING CORPORATION

  3.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation (the "Certificate of Incorporation") of Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be Greenfield Industries, Inc.

  3.2 BY-LAWS. The By-Laws of Purchaser, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

  3.3 DIRECTORS. The directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

  3.4 OFFICERS. The officers of the Company and such other persons as designated by Parent immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                                   ARTICLE IV

                      MERGER CONSIDERATION; CONVERSION OR
                      CANCELLATION OF SHARES IN THE MERGER

  4.1 SHARE CONSIDERATION FOR THE MERGER; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or capital stock of Purchaser:

     (a) Company Common Stock. Each Share (other than (i) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned Subsidiary of Parent (collectively, "Parent Companies") or any of the Company's direct or indirect wholly-owned Subsidiaries or Company Common Stock held in the treasury of the Company and (ii) Shares held by Dissenting Stockholders (as defined in Section
4.7 hereof) shall, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, be canceled and extinguished and converted into the right to receive, pursuant to Section 4.3, the price actually paid in the Offer in cash (the "Merger Consideration"), payable to the holder thereof, without interest thereon, less any required withholding of taxes, upon the surrender of the certificate formerly representing such Share.

     (b) Parent and Company Owned Shares. Each Share issued and outstanding and owned by any of the Parent Companies or any of the Company's direct or indirect wholly-owned Subsidiaries or authorized but unissued shares of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

     (c) Capital Stock of Purchaser. Each issued and outstanding share of common stock of Purchaser that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

  4.2 STOCKHOLDER APPROVAL.

     (a) Promptly after the consummation of the Offer, if required by the DGCL in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws duly call, give notice of and convene a meeting of the holders of the Company Common Stock (the "Special Stockholders Meeting") to be held at the earliest practicable date for the purpose of voting upon this Agreement and the Merger and the Company agrees that this Agreement and the Merger shall be submitted at such meeting. The Company shall use its reasonable best efforts to solicit from its stockholders proxies and, subject always to the fiduciary obligations of the Company's directors under applicable law, shall take all other action necessary and advisable, to secure the vote of stockholders required by applicable law to obtain the approval for this Agreement and the Merger. Subject always to the fiduciary obligations of the Company's directors under applicable law following receipt of written advice of counsel, the Company agrees that it will include in the Proxy Statement the recommendation of its Board of Directors that holders of the Company Common Stock approve and adopt this Agreement and approve the Merger. Parent and Purchaser will cause all shares of the Company Common Stock owned by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Merger.

     (b) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90% of the outstanding Company Common Stock, the Company agrees, at the request of Purchaser, subject to Article VIII, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     (c) If the approval of this Agreement by the holders of the Shares (the "Company Stockholder Approval") is required by law, the Company will, at Parent's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the SEC and will use its best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Special Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects, unless required by law, rule, regulation or the SEC staff, in the opinion of outside counsel; provided, that Parent shall identify its objections and fully cooperate with the Company to create a mutually satisfactory Proxy Statement. In connection with such preliminary proxy statement, Proxy Statement and any amendment or supplement thereto, Parent and Purchaser shall promptly provide all information reasonably requested by the Company.

  4.3 PAYMENT FOR SHARES IN THE MERGER. The manner of making payment for Shares in the Merger shall be as follows:

     (a) At the Effective Time, Parent shall make available to ChaseMellon Shareholder Services, LLC (the "Exchange Agent"), or such other exchange agent selected by Parent and reasonably acceptable to the Company, for the benefit of the holders of Shares, the funds necessary to make the payments contemplated by
Section 4.1 (the "Exchange Fund") (it being understood that any and all interest earned on the Exchange Fund made available to the Exchange Agent pursuant to this Agreement shall be turned over to Parent). The Exchange Fund shall not be used for any other purpose.

     (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (other than holders of certificates representing Shares referred to in Section 4.1(b)) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent shall reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the Shares represented by such Certificates the Merger Consideration, without any interest thereon, less any required withholding of taxes, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, such Certificates shall represent solely the right to receive the Merger Consideration with respect to each of the Shares represented thereby. If payment is to be made to a person other than the person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 4.3(b), each Certificate (other than Certificates representing Shares referred to in Section 4.1(b)) shall represent for all purposes only the right to receive, for each Share represented thereby, the Merger Consideration.

     (c) Any portion of the Exchange Fund made available to the Exchange Agent which remains unclaimed by the former stockholders of the Company six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any former stockholders of the Company shall thereafter look only to Parent for payment of their claim for the Merger Consideration for the Shares, without any interest thereon. None of Parent, Purchaser, the Company or the Exchange Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven (7) years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article IV would otherwise escheat to or become the property of any governmental entity), the cash payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Parent, free and clear of all claims or interests of any person previously entitled thereto.

  4.4 NO FURTHER OWNERSHIP RIGHTS IN SHARES. All cash paid upon the surrender of Certificates in accordance with the terms of this Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason except notation thereon that a stockholder has elected to exercise his right to appraisal pursuant to the DGCL they shall be canceled and exchanged as provided in this
Article IV.

  4.5 STOCK OPTIONS AND OTHER PLANS.

     (a) Each warrant to acquire shares of Company Common Stock, and each option granted to a Company employee, consultant or director pursuant to the Company's Amended and Restated Employee Stock Option Plan, as amended, the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan or the 1995 Directors Non-Qualified Stock Option Plan to acquire shares of Company Common Stock (each such warrant and option hereinafter is referred to as an "Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of shares of Company Common Stock subject to such Option and (2) the excess of the Per Share Amount over the exercise price per share of such Option (subject to any applicable withholding taxes).

     (b) Each Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, effective as of the Effective Time, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto.

     (c) Immediately prior to the Effective Time, each share of Company Common Stock previously issued in the form of restricted stock pursuant to the Company's Amended and Restated 1995 Restricted Stock Bonus Plan shall fully vest and all restrictions thereon shall be removed.

     (d) Immediately prior to the Effective Time, each share of Company Common Stock previously issued in the form of awards of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares pursuant to the Company's 1995 Equity Incentive Plan and which, as of immediately prior to the Effective Time, have been earned in accordance with the provisions of such plan, shall fully vest and all restrictions thereon shall be removed. Except for the issuance of up to 1,600 Shares which the Board of Directors of the Company may in its discretion determine to vest, whether or not earned, all unearned awards under such plan shall be canceled and no payments shall be made with respect thereto.

     (e) For purposes of this Agreement, the Company's Warrant Agreements, Amended and Restated Employee Stock Option Plan, as amended, the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan, the 1995 Directors Non-Qualified Stock Option Plan, the Amended and Restated 1995 Restricted Stock Bonus Plan and the 1995 Equity Incentive Plan are referred to collectively herein as the "Stock Plans".

  4.6 CONVERTIBLE PREFERRED SECURITIES. The Company, Parent and Purchaser shall take, or cause to be taken, all actions necessary to comply with and to cause Parent and/or Purchaser to assume the Company's obligations with respect to the 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities (TIDES)(SM), including without limitation, complying with the applicable provisions of (i) the Indenture, dated as of April 1, 1996, between the Company and the Bank of New York, as trustee, with respect to the Company's 6% Convertible Junior Subordinated Deferrable Interest Debentures Due 2016, (ii) the Amended and Restated Declaration of Trust of Greenfield Capital Trust, dated as of April 1, 1996, and (iii) the Preferred Securities Guarantee Agreement among the Company and the Bank of New York dated as of April 24, 1996.

  4.7 DISSENTING STOCKHOLDERS. Notwithstanding anything in this Agreement to the contrary, but only to the extent required by the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and are held by holders of Shares who comply with all the provisions of the DGCL concerning the right of holders of Shares to dissent from the Merger and require appraisal of their Shares ("Dissenting Stockholders") shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due such Dissenting Stockholder pursuant to the laws of the State of Delaware; provided, however, that (i) if any Dissenting Stockholder shall subsequently withdraw his or her demand for appraisal or fail to establish or perfect or otherwise lose his or her appraisal rights as provided by applicable law, then such Dissenting Stockholder or Stockholders, as the case may be, shall forfeit the right to appraisal of such Shares and such Shares shall thereupon be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration, without interest. The Company shall give Parent and Purchaser (A) prompt notice of any written demands for appraisal of Shares, withdrawals of demands for appraisal and any other related instruments received by the Company, and (B) the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle, offer or otherwise negotiate to settle any demand.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Purchaser that:

  5.1 CORPORATE ORGANIZATION AND QUALIFICATION. Each of the Company and its Subsidiaries (as defined in Section 10.10) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to so qualify or be in good standing is not reasonably likely to have a Material Adverse Effect (as defined in Section 10.10). Each of the Company and its Subsidiaries has all requisite power and authority (corporate or otherwise) to own, operate and lease its properties and to carry on its business as it is now being conducted. The Company has heretofore made available to Parent complete and correct copies of its and its Subsidiaries' (as defined in Section 10.10) Certificate or Articles of Incorporation and By-Laws or other organizational documents as in effect on the date hereof. Schedule 5.1 contains a correct and complete list of each jurisdiction where the Company and each of its Significant Subsidiaries is organized and qualified to do business.

  5.2 CAPITALIZATION.  The authorized capital stock of the Company consists of
(i) 100,000,000 shares of Company Common Stock of which, as of September 30, 1997, 16,445,757 Shares were issued and outstanding and (ii) 1,500,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), none of which is issued or outstanding. Except as set forth on Schedule 5.2, all of the outstanding shares of capital stock of the

Company have been duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof. As of September 30, 1997, (i) 2,763,000 shares of Company Common Stock were reserved for issuance pursuant to the Stock Plans, and (ii) 500,000 shares of Preferred Stock were reserved for issuance in connection with the Rights. Except as set forth on Schedule 5.2, all outstanding shares of capital stock of the Company's Subsidiaries are owned by the Company or a direct or indirect wholly-owned subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature. Schedule 5.2 sets forth the number of Options and shares of restricted stock outstanding and, in the case of the options, the exercise price thereof. Except as set forth above and on
Schedule 5.2, there are not any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of its Subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries. Except as set forth on
Schedule 5.2, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

  5.3 AUTHORITY RELATIVE TO THIS AGREEMENT.

     (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the Shares , which are the only votes of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.) The Company's Board of Directors, at a meeting duly called and held, has unanimously by vote of all directors present determined that this Agreement and the transactions contemplated hereby (including the Offer and the Merger) are in the best interests of the Company and its stockholders. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of each of Parent and Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) The Board of Directors of the Company has duly and validly approved and taken all corporate action required to be taken by the Board of Directors for the consummation of the transactions (including the Offer, the acquisition of Shares pursuant to the Offer and the Merger) contemplated herein in accordance with the terms hereof, including but not limited to, all actions required to (i) render the provisions of Section 203 of the DGCL restricting business combinations with "interested stockholders" inapplicable to such transactions and (ii) amend the Rights Agreement to provide that certificates with respect to the Rights will not be distributed and the Rights will not become exercisable as a result of any of the execution of this Agreement, the commencement or consummation of the Offer or the consummation of the Merger.

  5.4 CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the respective Certificates or Articles of Incorporation or By-Laws of the Company or any of its Significant Subsidiaries; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) pursuant to the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), (iii) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is authorized to do business, (iv) as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (v) such filings, consents, approvals, orders, registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets, or (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not be reasonably likely to, in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; (c) except as set forth in Schedule 5.4(c), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company or any of its Subsidiaries or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not be reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; or
(d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.4 are duly and timely obtained or made and, with respect to the Merger, the approval of this Agreement by the Company's stockholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or to any of their respective assets, except for violations which would not in the aggregate be reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

  5.5 SEC REPORTS; FINANCIAL STATEMENTS.

     (a) Since January 1, 1996, the Company has filed with the SEC all reports, forms, schedules and other documents required to be filed by it. The Form 10-K of the Company for the fiscal year ended December 31, 1996, the Form 10-Q of the Company for the quarter ended March 31, 1997, the Form 10-Q of the Company for the quarter ended June 30, 1997, and the Proxy Statement of the Company for the 1997 annual stockholders meeting (collectively, the "Company SEC Reports") did not contain, and any quarterly or other reports filed after the date hereof will not contain, as of their respective dates, any untrue statement of a material fact required to be stated therein or any omission to state a fact necessary to make any statement of fact contained therein not misleading in any material respect.

     (b) The Company's consolidated statements of operations for the three fiscal years ended December 31, 1996 and the six months ended June 30, 1997 and the Company's consolidated balance sheets as of December 31, 1996 and June 30, 1997 (including the related notes thereto), all of which have been heretofore furnished to Parent, present fairly the consolidated financial position of the Company and its Subsidiaries and the consolidated results of their operations as of, and for the periods ended on, the dates specified, in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered except as specifically referred to in such financial statements (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

  5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Reports, as set forth on Schedule 5.6 or as contemplated by this Agreement, since December 31, 1996 the business of the Company has been carried on only in the ordinary and usual course, and there has not been any change in the financial condition, properties, business or results of operations of the Company and its Subsidiaries or any development or combination of developments of which the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

  5.7 LITIGATION AND LIABILITIES. Except as set forth on Schedule 5.7 or as disclosed in the Company SEC Reports, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company or any of its Subsidiaries or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed in the Company SEC Reports, or any other facts or circumstances of which the Company has knowledge that could result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except, in the case of clauses (i) or (ii), for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. Additionally, there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, board, bureau, agency, instrumentality or arbitrator outstanding against the Company or the Subsidiaries having or which is likely to have a Material Adverse Effect.

  5.8 INFORMATION SUPPLIED. None of the information supplied by the Company in writing for inclusion or incorporation by reference in the Offer Documents or provided by the Company in the Schedule 14D-9 as filed by the Company pursuant to Rule 14f-1 under the Exchange Act or contained in the Proxy Statement will, at the respective times that the Offer Documents, the Schedule 14D-9, the Rule 14f-1 Information Statement or the Proxy Statement or any amendments or supplements thereto are filed with the SEC and are first published or sent or given to holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  5.9 ERISA MATTERS.

     (a) Except as set forth on Schedule 5.9(a), the Company and each Subsidiary do not, and at any time during the preceding five-year period, did not:

          (i) maintain, sponsor, contribute to or have any liability with respect to any Plans (as defined herein) intended to be qualified under
     Section 401(a) of the Code (as defined in Section 10.10);

          (ii) maintain, sponsor, contribute to or have any liability with respect to any Plan that is a defined benefit pension plan or that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA (as defined in Section 10.10), whether or not such Plan has been terminated, and there has been no complete or partial termination of any Plan which could result in any material liability to the Company or any Subsidiary;

          (iii) have any obligation to make any deferred compensation payments or any commitment, whether formal or informal, to create any additional employee benefit plans, or to modify any existing plan except as may be required to conform to changes in applicable law;

          (iv) contribute to nor have any obligation to contribute to any multiemployer pension or welfare plan within the meaning of Section 3(37) of ERISA or with respect to any employee benefit plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder);

          (v) maintain, sponsor, contribute to or have any liability with respect to any Plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees, current or future former employees, current or future former independent contractors, or the spouses, dependents or beneficiaries thereof, other than in accordance with Section 4980B of the Code, Sections 601 et. seq. of ERISA, and/or other applicable continuation coverage law;

          (vi) have any Plan which obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control", as such term is defined in Section 280G of the Code;

          (vii) have any unfunded liabilities and all required or recommended (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Effective Date shall have been made or properly accrued;

          (viii) engage in any transaction with respect to the Plans which could subject the Company, any of its Subsidiaries, or any trustee or administrator of the Plans to any tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law, except those that would not be likely to have a Material Adverse Effect;

          (ix) engage in any prohibited transaction within the meaning of
     Section 4975 of the Code or Section 406 of ERISA with respect to any Plan.

     (b) Except as set forth on Schedule 5.9(b), the Company and each Subsidiary is not, and at any time during the preceding five-year period, was not a party to any actions, investigations, suits or claims with respect to the

Plans (other than routine claims for benefits) or any fiduciary or other person dealing with such Plans, except in each such case where the outcome of which would not be likely to have a Material Adverse Effect. No such actions, investigations, suits or claims are pending or, to the knowledge of the Company, threatened and the Company has no knowledge of any facts which could give rise to or be expected to give rise to any such actions, investigations, suits or claims, except in each such case where the outcome of which would not be likely to have a Material Adverse Effect;

     (c) For purposes of this Agreement, the term "Plans" shall mean: (i) employee benefit plans as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated, (ii) employment agreements, and (iii) personnel policies or fringe benefit plans, policies, programs and arrangements, whether or not subject to ERISA, whether or not funded, whether or not terminated, and whether or not covering employees residing in the United States, including without limitation, stock bonus, stock options, stock appreciation right, stock purchase, "phantom stock," deferred compensation, pension, profit sharing, savings, severance, bonus, vacation, incentive, travel, and health, disability and welfare plans. Schedule 5.9 sets forth a true and complete list of all Plans (as defined below) maintained or sponsored by the Company or any of its Subsidiaries, contributed to by the Company or any Subsidiary, to which the Company or any of its Subsidiaries is obligated to contribute or with respect to which the Company or any of its Subsidiaries has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by any member of the controlled group of companies, within the meaning of Sections 414(b) and 414(c) of the Code, of which the Company and/or any of its Subsidiaries, is or ever was a member (to the extent that the Company or any of its Subsidiaries has any liability or potential liability with respect to such Plans). Each Plan and all related trusts, insurance contracts and funds have been maintained, funded, and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to ERISA and the Code except for such violations that would not be likely to have a Material Adverse Effect.

  5.10 BROKERS AND FINDERS. Except for the fees and expenses payable to Credit Suisse First Boston Corporation and NationsBanc Capital Markets, Inc. (whose fees and expenses will be paid by the Company in accordance with the Company's agreement with Credit Suisse First Boston Corporation), a true and complete copy of which has been furnished to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

  5.11 OPINIONS OF FINANCIAL ADVISORS. The Company has received the opinion of Credit Suisse First Boston Corporation, dated October 10, 1997, a copy of which has been provided to Parent and Purchaser, to the effect that, as of such date, the cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  5.12 COMPLIANCE WITH LAWS; PERMITS. Except as set forth in the Company SEC Reports and as set forth on Schedule 5.12, the Company and its Subsidiaries (i) hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities (as defined in Annex A) for the lawful conduct of their respective businesses except where the failure to hold such permits, licenses, variances, exemptions, orders and approvals would not have a Material Adverse Effect, and (ii) are in compliance with all applicable laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards, agency requirements, licenses and permits of any Governmental Entity except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 5.12, no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a Material Adverse Effect.

  5.13 TAKEOVER STATUTES. The Board of Directors of the Company has approved the Offer, the Merger and this Agreement and such approval is sufficient to render inapplicable to the Offer, the Merger, this Agreement and the other transactions contemplated by this Agreement, the provisions of Section 203 of the DGCL.

  5.14 RIGHTS PLAN. The Company has amended the Rights Agreement to provide, among other things, that the Parent and the Purchaser shall not be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Rights will not separate from the Shares as a result of entering into this Agreement, commencing or consummating the Offer or consummating the Merger pursuant to the terms of this Agreement.

  5.15 CONTRACTS. Except as filed as an exhibit to the Company SEC Reports or as set forth on Schedule 5.15, there are no contracts, agreements or other instruments or obligations that involves the performance of services or delivery of goods or materials by or to the Company or any Subsidiary of an amount in excess of $1,000,000.

  5.16 CHANGES IN EQUITY INTEREST. Except as set forth on Schedule 5.16, since June 30, 1997, the Company has not made any changes in the equity interest in the Company Common Stock or the Company Preferred Stock (collectively, the Company Stock) including, without limitation, (i) distributions to stockholders other than the payment of regular quarterly cash dividends, (ii) issuances of Company Stock other than issuances of Company Common Stock and associated Rights pursuant to the exercise of vested options under the Stock Plans, (iii) exchanges or retirements of Company Stock, (iv) grants of options with respect to Company Stock under the Stock Plans or (v) adoption of any new stock option plans for Company employees.

                                   ARTICLE VI

             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

     Each of Parent and Purchaser represent and warrant jointly and severally to the Company that:

  6.1 CORPORATE ORGANIZATION AND QUALIFICATION. Each of the Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Material Adverse Effect.

  6.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of the Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Purchaser, and no other corporate proceedings on the part of Parent and Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes valid and binding agreements of each of Parent and Purchaser, enforceable against each of them in accordance with its terms.

  6.3 CONSENTS AND APPROVALS: NO VIOLATION. Neither the execution and delivery of this Agreement by Parent or Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Articles of Incorporation or the By-Laws, respectively, of Parent or Purchaser; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR Act, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which Parent is authorized to do business, (iv) as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (v) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement or (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect; (c) except as set forth in
Schedule 6.3(c), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Significant Subsidiaries may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not have a Material Adverse Effect; or (d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 6.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its subsidiaries or to any of their respective assets, except for violations which would not in the aggregate have a Material Adverse Effect.

  6.4 BROKERS AND FINDERS. Except for the fees and expenses payable to Merrill Lynch & Co., Inc. (whose fees and expenses will be paid by Parent or Purchaser in accordance with the Parent's agreement with such firm), Parent and Purchaser have not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

  6.5 FINANCING. Either Parent or Purchaser will have at the time required sufficient funds available to purchase all of the Shares outstanding on a fully diluted basis and to pay all fees and expenses payable by Parent or Purchaser related to the transactions contemplated by this Agreement.

                                  ARTICLE VII

                      ADDITIONAL COVENANTS AND AGREEMENTS

  7.1 CONDUCT OF BUSINESS OF THE COMPANY.

     (a) The Company agrees that during the period from the date of this Agreement to the Effective Time (unless the other parties shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and use all commercially reasonable efforts to preserve intact its current business organization, keep available the service of its current employees and preserve its relationship with customers, suppliers and others having significant dealings with it. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement or set forth on
Schedule 7.1, prior to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent:

          (i) except for shares to be issued or delivered pursuant to the Company's Stock Plans for options outstanding on the date of this Agreement, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

          (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding capital stock, including the Shares, or any rights, warrants or options to acquire any such Shares or other Securities (except for shares of restricted stock forfeitable under the terms of any of the Stock Plans);

          (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including the Shares or otherwise make any payments to stockholders in their capacity as such, other than the declaration and payment of any regular quarterly cash dividend on the Shares and except for dividends by a wholly-owned Subsidiary of the Company;

          (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (v) adopt any amendments to its Articles or Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

          (vi) make any acquisition, by means of merger, consolidation or otherwise, or disposition (other than acquisitions or disposition of assets in the ordinary course of business, consistent with past practice), of assets or securities, or mortgage or otherwise encumber or subject to lien any of its properties assets or other than in the ordinary course of business, consistent with past practice;

          (vii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or sell any debt securities or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned subsidiary of the Company, or, except as set forth on Schedule 7.1(a)(vii), make any further commitments for capital expenditures in excess of $500,000 individually, or $3,000,000 in the aggregate;

          (viii) grant any material increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice;

          (ix) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any director or officer of the Company, whether past or present;

          (x) enter into any new or materially amend any existing employment or severance or termination agreement with any such director or officer;

          (xi) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

          (xii) settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims;

          (xiii) make any material change, other than in the ordinary course of business and consistent with past practice or as required by applicable law, regulation or change in generally accepted accounting principles, in accounting policies or procedures applied by the Company (including tax accounting policies and procedures);

          (xiv) except as otherwise required by applicable law or regulation, make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business;

          (xv) take any action to amend or alter the Rights Agreement in any manner adverse to Parent's, Purchaser's or the Company's ability to commence or consummate the transactions contemplated by this Agreement pursuant to the terms hereof; or

          (xvi) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  7.2 NO SOLICITATION OF TRANSACTIONS.

     (a) The Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal (as hereinafter defined). Prior to the consummation of the Offer, the Company, its Subsidiaries, directors, employees, representatives and agents may, directly or indirectly, furnish information and access, in each case only in response to a Third Party Proposal (as hereinafter defined) made after the date of this Agreement which was not initiated, solicited or encouraged by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents (pursuant to appropriate confidentiality agreements the benefit of the terms of which, if more favorable than the confidentiality agreement in place with the Parent, shall be extended to the Parent), and may participate in discussions and negotiate with such entity or group concerning any Takeover Proposal if a majority of the Board of Directors of the Company determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's fiduciary obligations to the Company's stockholders under applicable law. The Company shall promptly notify Parent if any proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. The Company shall keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and other transactions contemplated by this Agreement. Except as set forth in this Section 7.2, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser, or any designees of Parent or Purchaser) concerning any Takeover Proposal.

     (b) Nothing in this Section 7.2 shall prevent the Company or the Board of Directors of the Company from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders in each case with respect to any Third Party Proposal, if (i) in the good faith judgment of the Board of Directors of the Company, following receipt of advice from outside counsel, such disclosure is required by reason of the Board of Directors' fiduciary duties to the Company's stockholders under applicable law and (ii) the Company shall have provided Parent and Purchaser with as much advance notice of its position and proposed disclosure as is possible under the circumstances; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by this Section 7.2, withdraw or modify or propose to withdraw or modify, its position with respect to the Offer, the Merger or this Agreement or approve or recommend, or propose to approve or recommend, any Takeover Proposal.

     For purposes of this Agreement, a "Third Party Proposal" shall mean a bona fide proposal from a third party, which proposal was not solicited by or on behalf of the Company in violation of this Section 7.2 and which the Board of Directors of the Company determines in good faith and upon the advice of a financial advisor of nationally recognized reputation has the capacity and is reasonably likely to consummate a Superior Proposal (as defined in Section 9.3(a)). As used in this Agreement, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Significant Subsidiary of the Company or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or its Significant Subsidiaries other than transactions contemplated by this Agreement.

  7.3 APPROVALS AND CONSENTS; COOPERATION. Subject to the other provisions of this Agreement, the parties hereto shall use their respective best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including, without limitation, pursuant to the HSR Act, required in order to consummate the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger.

  7.4 FURTHER ASSURANCES. Subject to the other provisions of this Agreement, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger, which efforts shall include, without limitation, using their best efforts to prevent any preliminary or permanent injunction or other order by a court of competent jurisdiction or governmental entity relating to consummating the transactions contemplated by this Agreement, including, without limitation, under the antitrust laws, and, if issued, to appeal any such injunction or order through the appellate court or body for the relevant jurisdiction; provided, however, that Parent shall, if necessary to prevent the taking of such action, or the enaction, enforcement, promulgation, amendment, issuance or application of any such statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and business is not material to the assets and profitability of Parent and its subsidiaries taken as a whole. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall take or cause to be taken all such necessary action, including, without limitation, the execution and delivery of such further instruments and documents as may be reasonably requested by the other party for such purposes or otherwise to consummate and make effective the transactions contemplated hereby.

  7.5 ACCESS TO INFORMATION. Upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent ("Representatives"), in order to evaluate the transactions contemplated by this Agreement, reasonable access, during normal business hours (to the extent feasible without undue interference with or disruption to the operation of the Company or any of its subsidiaries) throughout the period prior to the Effective Time, to its properties, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to such Representatives all information concerning its business, properties and personnel as may reasonably be requested. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreement, dated August 13, 1997 (the "Confidentiality Agreement"), by and between the Company and Parent shall apply with respect to information furnished by the Company, its subsidiaries and the Company's officers, employees, counsel, accountants and other authorized representatives hereunder.

  7.6 PUBLICITY. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Offer or the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

  7.7 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) The Articles of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

     (b) Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than six years the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement); provided, that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous to the Company's present or former directors or officers or other employees covered by such insurance policies prior to the Effective Time (the "Indemnified Parties") and provided further that said substitution does not result in any gaps in coverage with respect to matters occurring prior to the Effective Time.

     (c) This Section 7.7 is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation.

  7.8 EMPLOYEES.

     (a) Except as set forth on Schedule 7.8(a), for a period of one year following the Effective Time, Parent agrees to provide employee benefit plans and programs for the benefit of employees of the Company and its Subsidiaries (other than those employees covered by collective bargaining agreements) that are in the aggregate no less favorable than the employee benefit plans and programs offered to such employees immediately prior to Closing (excluding plans or programs which provide for issuance of Shares or options on Shares). Employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement.

     (b) Parent hereby unconditionally agrees to cause the Surviving Corporation to honor and perform (without modification) the written employment agreements, severance agreements and other agreements listed on Schedule 7.8(b), all as in effect on the date of this Agreement. Parent agrees for itself and its subsidiaries that after the Effective Time the Surviving Corporation or its subsidiaries will pay all amounts provided under all contracts and agreements of the Company and its subsidiaries and all benefit obligations of the Company and its subsidiaries, including, without limitation, the change in control agreements entered into between the Company and its subsidiaries and their officers (the "Change in Control Agreements") (or honor the provisions of the Change in Control Agreements in the case where no payment by the Surviving Corporation or its subsidiaries is required) conditioned on a change in control of the Company, in accordance with the terms of such Change in Control Agreements.

  7.9 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Each of the Company, Parent and Purchaser shall give prompt notice to the other parties of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

  7.10 COMPANY BOARD.

     (a) Promptly (but in any event within one business day) upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, either (a) a majority of the members of the Board of Directors of the Company shall resign and the remaining members of the Board of Directors of the Company shall fill all of the Board positions so vacated with persons designated by the Purchaser or (b) the size of the Board of Directors of the Company shall be expanded and the vacant seats filled with persons designated by the Purchaser so that the Purchaser's designees shall constitute a majority of the members of the Board of Directors of the Company. In either case, at all times thereafter through the Effective Time a majority of the members of the Board of Directors of the Company shall be persons designated by the Purchaser.

     (b) The Company's obligation to appoint designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14e-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 7.10 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under
Section 14(f) and Rule 14e-1 to fulfill such obligations. Parent or Purchaser shall supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14e-1.

     (c) Following the election of designees of Purchaser pursuant to this
Section 7.10, prior to the Effective Time, any amendment of this Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights hereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors as of the date hereof or persons designated by such directors and who were neither designated by Purchaser nor employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Purchaser shall use all reasonable efforts to ensure that the Company's Board of Directors at all times includes at least three Continuing Directors.

                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

  8.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. To the extent required by applicable law, the Company Stockholder Approval shall have been duly obtained in accordance with applicable law and the Certificate of Incorporation of the Company; provided that Parent and Purchaser shall vote all of their Shares in favor of the Merger.

     (b) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use its best efforts to have any such decree, ruling, injunction or order vacated.

     (c) Governmental Filings and Consents. All governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time, except where the failure to obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, considered as whole (assuming the Merger had taken place), and the waiting periods under the HSR Act shall have expired or been terminated.

     (d) The Offer. Purchaser shall have purchased all Shares tendered pursuant to the Offer.

                                   ARTICLE IX

                         TERMINATION; AMENDMENT; WAIVER

  9.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

  9.2 TERMINATION BY EITHER PARENT OR THE COMPANY. This Agreement may be terminated and the Offer and Merger may be abandoned by Parent or the Company if
(i) any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, that Parent shall, if necessary to prevent the taking of such action, or the enaction, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of Parent and its subsidiaries taken as a whole; or (ii) due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser shall have failed to pay for Shares pursuant to the Offer on or prior to the Outside Date, unless such failure has been caused by or results from the failure of the party seeking to terminate this Agreement to perform in any material respect any of its respective covenants or agreements contained in this Agreement. As used herein, the term "Outside Date" shall mean the latest (not to exceed 180 days) of (A) 90 days following the date hereof, or (B) the date on which either the applicable waiting period under the HSR Act shall have expired or been terminated or the final terms of a consent decree between Parent and the Antitrust Division of the Department of Justice (the "Antitrust Division") (the "Consenting Parties"), with respect to the Offer and the Merger have been agreed to by the Consenting Parties, or an order of a Federal District Court adjudging that the Merger does not violate the Federal antitrust laws shall have been issued or the Antitrust Division shall have otherwise authorized the Parent to acquire Shares pursuant to the Offer.

  9.3 TERMINATION BY THE COMPANY. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company:

          (a) if (i) the Company, based on the advice of outside legal counsel to the Company that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law, subject to complying with the terms of this Agreement, enters into a binding written agreement concerning a transaction that constitutes a Superior Proposal if, prior thereto, the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice and
     (ii) Parent does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer to enter into an amendment to this Agreement such that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, that this Agreement as so amended is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. The Company agrees (A) that it will not enter into a binding agreement referred to in clause (i) above until at least the third business day after it has provided the notice to Parent required thereby and (B) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

          For purposes of this Agreement, the term "Superior Proposal" shall mean a Third Party Proposal to acquire all of the outstanding Shares of the Company pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the members of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated hereby.

          (b) if (i) Purchaser shall have (x) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (y) failed to pay for any Shares pursuant to the Offer to the extent required by Section 1.1(a) or (z) terminated the Offer without purchasing Shares pursuant to the Offer, or (ii) there has been a material breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by the Company to the party committing such breach.

  9.4 TERMINATION BY PARENT. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent if (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so, (ii) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that is qualified as to materiality or there has been a material breach of any other representation, warranty, covenant or agreement contained in this Agreement, in any case that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by Parent to the party committing such breach, or (iii) on a scheduled expiration date all conditions to Purchaser's obligation to accept for payment and pay for Shares pursuant to the Offer shall have been satisfied or waived other than the Minimum Condition and Purchaser terminates the Offer without purchasing Shares pursuant to the Offer, provided that the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer, or (iv) Purchaser shall have otherwise terminated the Offer in accordance with the terms of this Agreement, including Annex A, without purchasing shares pursuant to the Offer.

  9.5 EFFECT OF TERMINATION AND ABANDONMENT.

     (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than, with respect to the parties hereto, the obligations pursuant to this Section 9.5 and Sections
10.1 and 10.2) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives).

     (b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 9.3(a) or (ii) this Agreement is terminated by Parent pursuant to Section 9.4(i), then the Company shall promptly, but in no event later than two days after the date of such termination or event, pay Parent a termination fee of $30,000,000.

     (c) In the event that, prior to the termination of this Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have made a Third Party Proposal and within six (6) months following the date such Third Party Proposal is made, such person or group (other than Parent or any of its affiliates) shall have acquired, directly or indirectly, the Company, a substantial portion of its assets or more than 50% of the shares of Company Common Stock then outstanding, for a per share consideration (or equivalent thereof), in any such case, having a value greater than the price per share of Company Common Stock to have been paid pursuant to this Agreement, then the Company shall promptly, but in no event later than one day after the date of such event, pay the Parent a termination fee of $30,000,000.

     (d) In the event that (i) this Agreement is terminated by Parent pursuant to section 9.4(iii) or (ii) this Agreement is terminated by the Company pursuant to Section 9.3(b), then Parent shall promptly, but in no event later than two days after the date of such termination or event, pay the Company all out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including the fees of its printer, consultants, attorneys, accountants, financial advisors and other advisors, not to exceed $5,000,000.

     (e) In the event that this Agreement is terminated by the Parent or Purchaser pursuant to Section 9.4(ii), the Company shall promptly, but in no event later than two days after the date of such termination or event, pay the Parent all out-of-pocket expenses incurred by the Parent or Purchaser in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of their printer, consultants, attorneys, accountants, financial advisors and other advisors, not to exceed $5,000,000.

  9.6 EXTENSION; WAIVER. Subject to the applicable provisions of the DGCL and the provisions of this Agreement, including Section 7.10, at any time prior to the Effective Time, each of Parent, Purchaser and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE X

                           MISCELLANEOUS AND GENERAL

  10.1 PAYMENT OF EXPENSES. Whether or not the Offer and the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

  10.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES; SURVIVAL OF CONFIDENTIALITY. The representations and warranties made herein shall not survive beyond the earlier of (i) termination of this Agreement or (ii) the Effective Time, in the case of the representations and warranties of Parent or Purchaser or the purchase of Shares by Purchaser pursuant to the Offer, in the case of the representations and warranties of the Company. This Section 10.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or the Purchase of Shares by Purchaser pursuant to the Offer. The Confidentiality Agreement shall survive any termination of this Agreement and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

  10.3 MODIFICATION OR AMENDMENT. Subject to the applicable provisions of the DGCL and the provisions of this Agreement, including Section 7.10, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

  10.4 WAIVER OF CONDITIONS. Subject to the applicable provisions of the DGCL and the provisions of this Agreement, including Section 7.10, the conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part.

  10.5 COUNTERPARTS. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

  10.6 GOVERNING LAW.

     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal or state court sitting in the State of Delaware.

     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

  10.7 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by overnight courier with confirmation of next day delivery or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

     (a) If to the Company, to

         Greenfield Industries, Inc.
         2743 Perimeter Parkway
         Building 100, Suite 100
         Augusta, GA 30909
         Attn: Paul W. Jones
         (706) 863-7708 (telephone)
         (706) 650-4122 (facsimile)

         with a copy to:

         Dickstein Shapiro Morin & Oshinsky LLP
         2101 L Street, N.W.
         Washington, DC 20037
         Attn: Matthew G. Maloney, Esq.
         (202) 785-9700 (telephone)
         (202) 887-0689 (facsimile)

     (b) If to Parent, to

         Kennametal Inc.
         Route 981 at Westmoreland
           County Airport
         P.O. Box 231
         Latrobe, PA 15650
         Attn: David T. Cofer
         (412) 539-5206 (telephone)
         (412) 539-3839 (facsimile)

         with a copy to:

         Buchanan Ingersoll Professional Corporation
         One Oxford Centre
         301 Grant Street
         Pittsburgh, PA 15219
         Attn: Lewis U. Davis, Jr., Esq.
         (412) 562-8953 (telephone)
         (412) 562-1041 (facsimile)

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

  10.8 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

  10.9 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 7.7 shall inure to the benefit of and be enforceable by the Indemnified Parties and the provisions of Section 7.8(b) shall inure to the benefit of and be enforceable by the officers and directors of the Company.

  10.10 CERTAIN DEFINITIONS.  As used herein:

          (a) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          (b) "Code" means the Internal Revenue Code of 1986, as amended.

          (c) "Rights" shall mean any preferred stock purchase rights issued pursuant to the Restated Rights Agreement, dated as of February 6, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), that are issued and outstanding immediately prior to the Effective Time

          (d) "Significant Subsidiary" shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

          (e) "Subsidiary" shall mean, when used with reference to any entity, any other entity of which either (i) a majority of the outstanding voting securities of which are owned directly or indirectly by such entity, or
     (ii) an amount of voting securities or other voting ownership is sufficient to elect at least a majority of its board directors or other governing body.

          (f) "Material Adverse Effect" shall mean any adverse change or changes in the financial condition, properties, business, results of operations or prospects of the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, which individually or in the aggregate is or are material to the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, other than (i) any change or effect arising out of general economic conditions or
     (ii) any change or effect which the Company or Parent, as the case may be, has disclosed in writing, prior to the date hereof, to Parent or the Company, as the case may be, has occurred or is likely to occur.

  10.11 SPECIFIC PERFORMANCE.

     (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

     (b) It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  10.12 OBLIGATION OF PARENT. Whenever this Agreement requires Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to take such action and or guarantee of the performance thereof.

  10.13 VALIDITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

  10.14 CAPTIONS. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          KENNAMETAL INC.

                                          By: /s/ ROBERT L. MCGEEHAN
                                            ------------------------------------
                                              Name: Robert L. McGeehan
                                              Title: President

                                          PALMER ACQUISITION CORP.

                                          By: /s/ ROBERT L. MCGEEHAN
                                            ------------------------------------
                                              Name: Robert L. McGeehan
                                              Title: President

                                          GREENFIELD INDUSTRIES, INC.

                                          By: /s/ PAUL W. JONES
                                            ------------------------------------
                                              Name: Paul W. Jones
                                              Title: President and Chief
                                              Executive Officer

                                    ANNEX A

                        CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer and provided that Purchaser shall not be obligated to accept for payment any Shares until (i) expiration of all applicable waiting periods under the HSR Act and (ii) the Minimum Condition shall have been satisfied, Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any Shares tendered pursuant to the Offer, or may, subject to the terms of the Agreement, terminate or amend the Offer if on or after October 10, 1997, and at or before the time of payment for any of such Shares, any of the following events shall occur (or become known to Parent) and remain in effect:

          (a) there shall have occurred and be continuing as of the then scheduled expiration date of the Offer (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States, (iv) any material limitation (whether or not mandatory) by any governmental or regulatory authority, agency or commission, domestic or foreign ("Governmental Entity"), on the extension of credit by banks or other lending institutions in the United States, (v) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (b) (i) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Agreement, (ii) any representation or warranty of the Company set forth in the Agreement which is qualified by materiality shall not have been true and correct as of the date of the Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer or (iii) any representation or warranty of the Company set forth in the Agreement which is not qualified by materiality shall not have been true and correct in all material respects as of the date of this Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer, except in the case of clauses (ii) and (iii) of this paragraph (b) for representations and warranties which by their terms speak only as of another date, which representations and warranties, if qualified by materiality, shall not have been true and correct as of such date and, if not qualified, shall not have been true and correct in all material respects as of such other date;

          (c) any court or Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) restricts (other than restrictions which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially restrict the ability of Parent and Purchaser to consummate the Offer and the Merger as originally contemplated by Parent and Purchaser), prevents or prohibits consummation of the Offer or the Merger, (ii) prohibits or limits (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Agreement) the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or as a result of the Offer or the Merger compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business or assets, (iii) imposes limitations (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Agreement) on the ability of Parent or any subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders including, without limitation, the approval and adoption of the Agreement and the transactions contemplated thereby, (iv) requires divestiture by Parent or any affiliate of Parent of any Shares or (v) otherwise materially adversely affects the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole;

          (d) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any governmental entity in connection with the execution and delivery of the Agreement, the Offer and the consummation of the transactions contemplated by the Agreement shall not have been made or obtained as of the then scheduled expiration date of the Offer (other than the failure to receive any consent, registration, approval, permit or authorization or to make any notice, report or other filing that, in the aggregate, is not reasonably likely to have a Material Adverse Effect on Parent, Purchaser or the Company, or would not prevent the consummation of the Offer or the Merger);

          (e) any change or development in the financial condition, properties, business, results of operations or prospects of the Company and its Subsidiaries that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

          (f) the Board of Directors of the Company (or a special committee thereof) shall have withdrawn or amended, or modified in a manner adverse to Parent and Purchaser its recommendation of the Offer or the Merger, or shall have endorsed, approved or recommended any Superior Proposal; or

          (g) the Agreement shall have been terminated by the Company or Parent or Purchaser in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                                                       EXHIBIT 2

[GREENFIELD INDUSTRIES LOGO]                                   CORPORATE OFFICES
                                                                   P.O. Box 2587
                                                          Augusta, GA 30903-2587
                                                         Telephone: 706-863-7708
                                                               Fax: 706-650-4122

                                August 13, 1997

Mr. Robert L. McGeehan
President and Chief Executive Officer
Kennametal Inc.
P.O. Box 231
Latrobe, PA  15650

Dear Mr. McGeehan:

         In connection with your consideration of a possible negotiated transaction with Greenfield Industries, Inc. and/or its subsidiaries, affiliates or divisions (collectively, with such subsidiaries, affiliates and divisions, the "Company"), the Company is prepared to make available to you certain information concerning the business, financial condition, operations, assets and liabilities of the Company. As a condition of such information being furnished to you and your directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) (collectively, "Representatives"), you agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise and irrespective of the form of communication) which is furnished to you or to your Representatives now or in the future by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth.

         The term "Evaluation Material" also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto. The term "Evaluation Material" does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this agreement; (ii) was within your possession prior to its being furnished to you by or on behalf of the Company pursuant hereto, provided that the source of such information was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information; (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided that such source is not, to your knowledge, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information; or (iv) information that was or is developed by you independently from the information disclosed by the Company or any of its Representatives.

Kennametal Inc.
August 13, 1997
Page 2

         You hereby agree that you and your Representatives shall use the Evaluation Material solely for the purpose of evaluating a possible negotiated transaction between the Company and you, that the Evaluation Material will be kept confidential and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever, provided, however, that
(i) you may make any disclosure of such information to which the Company gives its prior written consent; and (ii) any of such information may be disclosed to your Representatives who need to know such information for the sole purpose of evaluating a possible negotiated transaction with the Company, who agree to keep such information confidential and who are provided with a copy of this letter agreement and agree to be bound by the terms hereof to the same extent as if they were parties hereto. In any event, you shall be responsible for any breach of this letter agreement by any of your Representatives and you agree, at your sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material.

         In addition, you agree that, without the prior written consent of the Company, you and your Representatives will not disclose to any other person the fact that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning a possible transaction involving the Company or any of the terms, conditions or other facts with respect thereto (including the status thereof), provided that you may make such disclosure if your General Counsel determines, and advises the Company of such in writing prior thereto, that such disclosure must be made by you in order that you not commit a violation of law or stock exchange rules and regulations. Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you will not, directly or indirectly, enter into any agreement, arrangement or understanding, or any discussions which might lead to such agreement, arrangement or understanding, with any person regarding a possible transaction involving the Company. The term "person" as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

         In the event that you or any of your Representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other

Kennametal Inc.
August 13, 1997
Page 3

remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the opinion of your General Counsel, legally compelled to disclose Evaluation Material to any tribunal or else stand liable for contempt or suffer other censure of penalty, you or your Representatives may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material which such counsel advises you is legally required to be disclosed, provided that you exercise your reasonable best efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal.

         If you decide that you do not wish to proceed with a transaction with the Company, you will promptly inform the Company of that decision. In that case, or at any time upon the request of the Company for any reason, you will promptly deliver to the Company all Evaluation Material (and all copies thereof) furnished to you or your Representatives by or on behalf of the Company pursuant hereto. In the event of such a decision or request, all other Evaluation Material prepared by you or your Representatives shall be destroyed and no copy thereof shall be retained. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder for a period of five years after the date this letter is signed by you.

         You understand and acknowledge that neither the Company nor any of its Representatives (including the Company's directors, officers, employees, or agents) make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor any of its Representatives (including any of the Company's directors, officers, employees, or agents) shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive agreement regarding any transactions contemplated hereby, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

         In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of three years from the date hereof, neither you nor any of your affiliates will solicit to employ any of the current officers or key employees of the Company with whom you have had contact or who were specifically identified to you during the period of your investigation of the Company,

Kennametal, Inc.
August 13, 1997
Page 4

so long as they are employed by the Company, without obtaining the prior written consent of the Company.

         You agree that, for a period of two years from the date of this letter agreement, unless such shall have been specifically agreed to in writing by the Company, neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934 Act")) or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries;
(iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the 1934 Act); (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

         Notwithstanding anything to the contrary herein, you may take any of the actions set forth in (a) - (e) above without regard to the foregoing restrictions if any of the following events shall occur: (a) a tender or exchange offer is made by any person or 13D Group (as hereinafter defined) to acquire stock representing a majority of the total voting power of all such securities outstanding; or (b) it is publicly disclosed or you otherwise learn that stock representing a majority of the combined securities then outstanding are proposed (in a public announcement or filing) to be acquired by a person or 13D Group. As used herein the term "13D Group" shall mean any group of persons formed for the purpose of acquiring, holding, voting or disposing of stock which would be required under section 13(d) of the 1934 Act and the rules and regulations thereunder (as now in effect and based on present interpretations thereof) to file a statement on Schedule 13D with the Securities and Exchange Commission as a "person" within the meaning of Section 13(d)(3) of the 1934 Act if such group beneficially owned stock representing more than 5% of the total combined voting power of all stock then outstanding.

Kennametal Inc.
August 13, 1997
Page 5

         You understand and agree that no contract or agreement providing for any transaction involving the Company shall be deemed to exist between you and the Company unless and until a final definitive agreement has been executed and delivered, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any transaction involving the Company unless and until you and the Company shall have entered into a final definitive agreement. You also agree that unless and until a final definitive agreement regarding a transaction between the Company and you has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a transaction between the Company and you, and to terminate discussions and negotiations with you at any time. You further understand that (i) the Company and its Representatives shall be free to conduct any process for any transaction involving the Company, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to you or any other person); (ii) any procedures relating to such process or transaction may be changed at any time without notice to you or any other person; and (iii) you shall not have any claims whatsoever against the Company, its Representatives or any of their respective directors, officers, stockholders, owners, affiliates or agents arising out of or relating to any transaction involving the Company (other than those as against the parties to a definitive agreement with you in accordance with the terms thereof) nor, unless a definitive agreement is entered into with you, against any third party with whom a transaction is entered into. Neither this paragraph nor any other provision in this letter agreement can be waived or amended except by written consent of the Company, which consent shall specifically refer to this paragraph (or such provision) and explicitly make such waiver or amendment.

         It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

         It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this

Kennametal Inc.
August 13, 1997
Page 6

letter agreement but shall be in addition to all other remedies available at law or equity to the Company. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, then you shall be liable and pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom.

         During consideration of a possible transaction, you may provide to the Company and/or its officers, directors, employees, Agents, or consultants (collectively Greenfield) certain non-public, confidential information concerning Kennametal, Inc. If that occurs, Greenfield agrees that the receipt and use of such information by Greenfield will be subject to all of the confidentiality obligations of this letter agreement in the same manner as they are applicable to receipt and use of the Evaluation Material by you.

         This letter agreement is for the benefit of the Company and its directors, officers, stockholders, owners, affiliates, and agents, and shall be governed by and construed in accordance with the laws of the State of New York without regard to such jurisdiction's conflicts of laws principles.

         Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

                                                Very truly yours,

                                                GREENFIELD INDUSTRIES,

                                                By:  /s/ GARY L. WELLER
                                                   -----------------------------
                                                Name: Gary L. Weller
                                                      Executive Vice President &
                                                      Chief Financial Officer

KENNAMETAL INC.

Accepted and agreed as of the date first written above:

By:    /s/ ROBERT L. MCGEEHAN
   -----------------------------------------
Name:  Robert L. McGeehan
       President and Chief Executive Officer
       KENNAMETAL INC.

                                                                       EXHIBIT 3

Contacts:      FOR KENNAMETAL                     FOR GREENFIELD
               Frank P. Simpkins (Investors)      Gary L. Weller
               412-539-4617                       706-650-4218
               Charles T. Glazer (Media)
               412-539-4618

                                                           FOR IMMEDIATE RELEASE

Kennametal Inc. to Acquire Greenfield Industries, Inc. in Transaction Valued at
                            Approximately $1 Billion

         Acquisition to Enhance Kennametal's Position as a Manufacturer
       and Distributor of Consumable Tools and Other Related Products to
            Customers in Metalworking and Other Industries Worldwide

       All-Cash Tender Offer for Greenfield's Common Stock at $38.00 Per
               Share to Commence on or Prior to October 20, 1997

     LATROBE, PENNSYLVANIA and AUGUSTA, GEORGIA, October 12, 1997--Kennametal Inc. (NYSE: KMT) and Greenfield Industries, Inc. (NASDAQ: GFII) today jointly announced the signing of a definitive merger agreement under which Kennametal will acquire Greenfield in a transaction valued at approximately $1 billion.

     Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Kennametal will commence an all-cash tender offer on or prior to October 20, 1997 to acquire all of Greenfield's common stock for $38.00 per share, representing a premium of 18 percent over Greenfield's closing price of $32 3/16 on Friday, October 10, 1997. As of September 30, 1997, Greenfield had approximately 16.4 million shares outstanding. Under the terms of the agreement, Kennametal also will assume Greenfield's outstanding debt and convertible preferred securities, which have a current combined value of approximately $320 million.

     "The acquisition will significantly enhance Kennametal's competitive position as a global leader in the metalworking consumable tooling industry by forming an alliance of the two companies' complementary manufacturing capabilities, product lines and sales channels," said Robert L. McGeehan, president and chief executive officer of Kennametal. "Moreover, the transaction serves as an important step in our long-term strategy to provide the market with the most complete offering of products and services to meet customers' metalworking needs. Greenfield will bring to Kennametal valuable new products with strong brand-name recognition, and will provide access to markets and customers not currently reached by Kennametal."

     Paul W. Jones, president and chief executive officer of Greenfield, commented, "Joining forces with Kennametal is a unique and exciting opportunity for all Greenfield shareholders, customers and employees. The strengths of both organizations in our respective markets will position Kennametal to be the leading provider of high-quality cutting tools to our customers on a worldwide basis. Kennametal, which is the North American leader and has excellent market positions in Europe and Asia Pacific, will be strengthened by Greenfield's broad product offering and reputation for service. Furthermore, Kennametal has world-class materials science and other technical capabilities that will be utilized by many of Greenfield's operations, allowing them to expand into and serve markets and customers in ways not possible before."

     In the course of conducting extensive due diligence, Kennametal was provided with Greenfield's internal financial projections for 1997 and 1998. These projections anticipate sales of approximately $577 million for 1997 and approximately $636 million for 1998. Greenfield's fully diluted earnings per share, before any possible restructuring charges, are expected to be in a range of $1.56 to $1.78 for 1997. These projections, as well as Greenfield's expectation that its earnings will improve significantly in 1998, were taken into consideration in determining Kennametal's offer.

     "We greatly value Greenfield's management, brands and products and believe the true fundamentals of their business have been obscured by slower-than-expected improvements in certain operations," said Mr. McGeehan. "We look forward to working in combination with Greenfield's management to help us fulfill our strategic vision for the combined enterprises."

     Greenfield will continue to operate under its current name as a subsidiary of Kennametal. Mr. Jones will continue in his capacity as president and CEO of Greenfield and will report to Mr. McGeehan.

     Mr. McGeehan added, "We will continue to strive to be the customer's first choice for metalworking tools, supplies and technical support through our direct-sales organization and JLK operation, which serves customers through catalogs, showrooms and integrated supply programs. We view Greenfield's products and distributor network as excellent additions to these existing efforts."

     Kennametal said it will finance the acquisition initially through its new revolving credit agreement. Completion of the acquisition, which is subject to customary regulatory approvals in the United States and certain other countries, is expected to occur by year-end.

     Merrill Lynch & Co. served as the financial advisor to Kennametal. Credit Suisse First Boston and NationsBanc Capital Markets, Inc. served as financial advisors to Greenfield.

     Greenfield Industries, Inc. is a leading worldwide manufacturer of consumable cutting tools and related products used in a variety of industrial, electronics, energy and construction, engineered and consumer markets. Greenfield also manufactures and sells various products for the marine industry. The company, which has 5,100 employees, had sales of $520 million in 1996.

     Kennametal Inc. markets, manufactures and distributes a broad range of tools and industrial supplies and accessories for the metalworking, mining and highway construction industries. With more than 7,500 employees worldwide and sales of approximately $1.2 billion for the year ended June 30, 1997, Kennametal is one of the world's leading producers and suppliers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

     This Press Release contains certain "forward-looking statements," as defined in Section 21E of the Securities Exchange Act of 1934, concerning Kennametal's and Greenfield's operations and performance, including, in particular, Greenfield's future results of operations. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies which are not controllable and actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to vary include general economic and market conditions in North America and Europe and to a lesser extent Asia Pacific, conditions in stock and debt markets, successful integration of Kennametal and Greenfield and restructurings.

KENNAMETAL INC. FACT SHEET

     Kennametal Inc. is a marketer, manufacturer and distributor of a broad range of tools and industrial supplies for the metalworking, mining and highway construction industries. Kennametal is one of the world's leading producers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

     - METALWORKING. Kennametal is a world leader in the metalworking market, with a No. 1 market position in North America and a No. 2 market position in Europe. Using its proprietary carbide technology, the company produces metalcutting inserts and other tools used by manufacturers in a wide range of industries, including automotive, aerospace, construction and farm machinery, factory equipment, fabricated parts, engines, turbines, and oil and gas equipment. A key element of Kennametal's multi-channel distribution strategy is its direct sales organization including 350 sales engineers who are adept at solving customers' machining problems.

       In addition to its industry leading positions in North America and Europe, Kennametal has a growing position in Asia Pacific, the world's fastest-growing and potentially largest metal-working market. The company has invested in a new $20 million state-of-the-art facility in Shanghai, China, and has an extensive sales force in the region.

     - INDUSTRIAL SUPPLY. Kennametal's industrial supply business is the fastest-growing area of the company. With a focus on metalworking, industrial supply provides customers with complete one-stop shopping for their metalworking and machining needs, by combining Kennametal's products with products and supplies not manufactured by Kennametal. The products are distributed through the company's JLK Direct Distribution Inc. (JLK) subsidiary, which was recently formed to better focus the company's efforts in capitalizing on opportunities in industrial supply.

     - MINING AND HIGHWAY CONSTRUCTION. Kennametal is the world leader in mining and highway construction tools. Kennametal leads the way with advanced technology and expert application advice in both traditional markets, such as North America and Europe, and in emerging economies, such as China, South America and Eastern Europe.

Corporate Name:                 Kennametal Inc. (NYSE: KMT)
Chairman:                       William R. Newlin
President and CEO:              Robert L. McGeehan
Annual Sales Revenues:          $1.2 billion in fiscal 1997
Number of Employees:            7,500 worldwide
Corporate Headquarters:         Latrobe, Pennsylvania
Corporate Milestones:           IPO of JLK Direct Distribution Inc. - 1997
                                $34 million World Headquarters - 1997
                                Acquisition of Hertel, Furth, Germany - 1993
                                $30 million corporate research center - 1991

GREENFIELD INDUSTRIES, INC. FACT SHEET

     Greenfield Industries is a leading manufacturer of consumable cutting tools and related products, sold under some of the best-known brand names in the metalworking industry. Its operations fall into six key areas:

     - INDUSTRIAL PRODUCTS. The Industrial Products Group, the company's largest segment representing approximately 55 percent of sales, produces a wide range of cutting tool products made of high-speed steel and tungsten carbide, for customers in a variety of industries. The company is the leading manufacturer of industrial drill bits, taps and dies and fixed limit gages in North America. Its brand names include Greenfield Tap & Die, Cleveland Twist Drill, Putnam, Chicago-Latrobe, Vermont Tap & Die, Eclipse, Metcut, Threads, Inc. and Metal Removal, among others.

     - ENERGY & CONSTRUCTION PRODUCTS. Greenfield's Energy and Construction Products Group manufactures products used in oil and gas drilling, mining and highway resurfacing. The company is the largest independent supplier of oil field compacts in the United States.

     - ELECTRONICS PRODUCTS. The Electronics Products Group manufactures carbide drills, endmills and routers used to make printed circuit boards for the electronics industry, and is the world's leading manufacturer of circuit board drills.

     - ENGINEERED PRODUCTS. The Engineered Products Group manufactures "made-to-order" tungsten-carbide parts for demanding wear applications, such as plastics processing, tool and die manufacturing, and petroleum flow control.

     - CONSUMER PRODUCTS. Greenfield's Consumer Products Group manufactures cutting tools, drill bits, saw blades and other tools for builders, contractors, mechanics and "do-it-yourselfers," and has been the exclusive supplier of Craftsman drill bits to Sears since 1930.

     - MARINE PRODUCTS. The Marine Products Group manufactures a variety of marine products such as Rule bilge pumps, Danforth anchors and compasses.

Corporate Name:                 Greenfield Industries, Inc. (Nasdaq: GFII)
President and CEO:              Paul W. Jones
Annual Sales Revenues:          $520 million in 1996
Number of Employees:            5,100 worldwide
Corporate Headquarters:         Augusta, Georgia
Corporate Milestones:           IPO of Greenfield Industries - 1993
                                Secondary Offering - 1994
                                Acquisition of Cleveland Twist Drill - 1994
                                Acquisition of Rule Industries - 1996

                                                                      EXHIBIT 4

GREENFIELD                                             Corporate Offices
INDUSTRIES                                             P.O. Box 2587
                                                       Augusta, GA 30903-2587
                                                       Telephons: 706-863-7708
                                                       Fax: 706-650-4122


                                                                October 17, 1997

Dear Stockholder:

     We are pleased to report that on October 10, 1997, Greenfield Industries, Inc. entered into an Agreement and Plan of Merger with Kennametal Inc. and one of its subsidiaries, Kennametal Acquisition Corp., that provides for the acquisition of Greenfield at a price of $38.00 per share in cash. Under the terms of the proposed transaction, Kennametal Acquisition Corp. has today commenced a tender offer for all of the outstanding shares of Greenfield Common Stock at $38.00 per share. Following the completion of the tender offer, and any approvals required by law, Kennametal Acquisition Corp. will be merged with Greenfield and all shares not purchased in the tender offer (other than those owned by Kennametal or by holders who have perfected appraisal rights) will be converted into the right to receive $38.00 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS HAS (i) UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AT THE OFFER PRICE AND THE MERGER, (ii) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND
(iii) RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO KENNAMETAL ACQUISITION CORP. AND APPROVE AND ADOPT THE MERGER AGREEMENT AND MERGER, IF REQUIRED.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. Among other things, these factors include the opinion of Credit Suisse First Boston Corporation, financial advisor to Greenfield, that, as of the date of the opinion, the consideration to be received by the stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Kennametal Inc.'s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of Greenfield thank you for the support you have given the Company.

     On behalf of the Board of Directors,

                                            Sincerely,

                                            /s/ DONALD E. NICKELSON
                                            -----------------------------
                                                Donald E. Nickelson
                                                Chairman of the Board

                                            /s/ PAUL W. JONES
                                            -----------------------------
                                                Paul W. Jones
                                                President and Chief Executive
                                                Officer

                                                                      EXHIBIT 5

CREDIT    FIRST                          CREDIT SUISSE FIRST BOSTON CORPORATION
SUISSE    BOSTON
                                         227 West Monroe Street
                                         Chicago, IL 60606-5018
                                         Telephone 312-750-3000


                                          October 10, 1997

Board of Directors
Greenfield Industries, Inc.
2743 Perimeter Parkway
Augusta, GA 30909

Dear Sirs:

     You have asked us to advise you with respect to the fairness to the stockholders of Greenfield Industries, Inc. (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of October 10, 1997 (the "Merger Agreement"), among the Company, Kennametal Inc. (the "Acquiror") and Palmer Acquisition Corp. (the "Sub"). The Merger Agreement provides for the commencement by the Sub of a tender offer (the "Offer") for all of the outstanding shares of the common stock of the Company, par value $0.01 per share, together with associated rights (together, the "Shares"), at a price of $38.00 per Share, net to the seller in cash, followed by a merger (the "Merger") of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding Share (other than Shares owned by the Acquiror, the Sub or any direct or indirect wholly owned subsidiaries of the Acquiror, or any of the Company's direct or indirect wholly owned subsidiaries or Shares held in the treasury of the Company) will be converted into the right to receive $38.00 in cash.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make nor have we made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

     We have acted as financial advisor to the Company and to the Board of Directors (including the Special Committee thereof) in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

     In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Company and the Board of Directors (including the Special Committee thereof) in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder whether or not such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON CORPORATION

                                          By: /s/ TODD E. WARNOCK
                                            ------------------------------------
                                            Todd E. Warnock
                                            Managing Director

                                                                      EXHIBIT 6


                  AMENDMENT NO. 1 TO RESTATED RIGHTS AGREEMENT



              AMENDMENT made and entered into as of the 10th day of October, 1997, by and between Greenfield Industries, Inc. (the "Company") and First Chicago Trust Company of New York (the "Rights Agent"), under the Restated Rights Agreement dated as of February 6, 1996, by and between the Company and the Rights Agent (the "Agreement").

              WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Agreement; and

              WHEREAS, pursuant to Section 27 of the Agreement, the Company may from time to time prior to the Distribution Date (as defined therein) supplement or amend the Rights Agreement in accordance with the provisions of
Section 27 thereof; and

              WHEREAS, it is proposed that the Company enter into an Agreement and Plan of Merger (the "Merger Agreement"), among the Company, Kennametal Inc. ("Parent") and Palmer Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"); and

              WHEREAS, the Board of Directors of the Company has determined that the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders; and

              WHEREAS, the Board of Directors has determined that it is in the best interests of the Company and its stockholders to amend the Agreement to exempt the Merger Agreement and the transactions contemplated thereby from the application of the Agreement.

              NOW THEREFORE, the Company and the Rights Agent hereby amend the Agreement as follows:

              A. Section 1(e) is hereby amended by adding the following at the end of such Section:

              Notwithstanding the foregoing, for purposes of this Agreement, neither Kennametal Inc. ("Parent") nor Palmer Acquisition Corp., a wholly-owned subsidiary of Parent (the "Permitted Purchasers") shall be deemed to be the Beneficial Owner of or to "beneficially own" any shares of Common Stock of the Company if and so long as
              (i) that certain Agreement and Plan of Merger, dated as of October 10, 1997, among the Company and the Permitted Purchasers, as it may be amended, supplemented or restated (the "Merger Agreement") has been fully executed, is in effect and has not been terminated by any party thereto and (ii) no Permitted Purchaser has acquired any shares of Common Stock other than pursuant to the terms of the Merger Agreement.

              B. The Agreement is hereby further amended to add a new Section 34 to the Agreement which shall read in its entirety as follows:

              Section 34. Nothing in this Agreement shall be construed to create or cause a Distribution Date or Stock Acquisition Date or to constitute a Triggering Event or give any holder of Rights or any other Person any legal or equitable rights, remedy or claim under the Agreement, and neither the Parent nor the Purchaser shall be deemed an Acquiring Person, solely as a result of or in connection with the execution of the Merger Agreement or the commencement or consummation of the transactions contemplated by the Merger Agreement.

              C. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

              D. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed an original, and all of which together shall constitute but one and the same instrument.

              E. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and affect.

              F. All action necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

              IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first above written.


Attest:                                     GREENFIELD INDUSTRIES, INC.


By:      /s/ GARY L. WELLER                 By:       /s/ PAUL W. JONES
    -----------------------------               ----------------------------
Name:      Gary L. Weller                       Name:  Paul W. Jones
Title:     Secretary                            Title: President and
                                                       Chief Executive Officer

Attest:                                     FIRST CHICAGO TRUST COMPANY
                                            OF NEW YORK


By:     /s/ KATHLEEN WHELPLY                By:       /s/ CHARLES D. KERYC
    -----------------------------               ----------------------------
Name:      Kathleen Whelply                     Name:  Charles D. Keryc
Title:     Assistant Vice President             Title: Vice President

                                                                  EXHIBIT 7


                              AMENDED AND RESTATED
                           GREENFIELD INDUSTRIES, INC.
                           EMPLOYEE STOCK OPTION PLAN

                                    ARTICLE I

                                  INTRODUCTION

1.   Adoption and Purpose.

         a. Greenfield Industries, Inc., a Delaware corporation (the "Company"), hereby adopts this Greenfield Industries, Inc. Employee Stock Option Plan (the "Plan"), dated July 1, 1993 and reserves from the authorized but unissued shares of its Common Stock, par value $0.01 per share (the "Common Stock"), a total of 2,000,000 shares (the number of such shares being subject to adjustment as provided in Article III hereof) for issuance pursuant to the Plan, all on the terms set forth in the Plan.

         b. The purpose of the Plan is to provide selected key employees of the Company, key employees of any subsidiary corporation or parent corporation of the Company now existing or hereafter formed or acquired, upon whose efforts the Company is dependent for the successful conduct of its business, an opportunity to obtain a proprietary interest in the Company, to increase such proprietary interest, or to benefit from the appreciation in the value of the Common Stock. The Plan will provide a means for such selected key employees to purchase shares of Common Stock pursuant to non-qualified stock options (the "Non-Qualified Options") and for such key employees to purchase shares of common stock pursuant to incentive stock options (the "Incentive Options," and, together with the Non-Qualified Options, the "Options"). Incentive Options are intended to qualify as options described in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), but the Company makes no warranty as to the qualification of any Option as an Incentive Option.

         c. As used in the Plan, the terms "subsidiary corporation" and "parent corporation" shall mean, respectively, a corporation coming within the definition of such terms contained in Sections 424(f) and 424(e) of the Code.

         d. Shares issued pursuant to the Plan shall be fully paid and nonassessable.

2.   Administration.

         a. The Plan shall be administered by the Board of Directors (the "Board") or such committee thereof as may be appointed from time to time by the Board of Directors. Any such committee shall consist of two or more individuals who shall be members of the Board and shall be comprised solely of directors who are "Non-Employee Directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any reference to the Board of Directors contained herein shall mean and include any such duly authorized committee thereof.

         b. Subject to the terms and conditions of the Plan, the Board shall have full and complete discretionary authority: (i) to construe and interpret the Plan; (ii) to define the terms used herein; (iii) to prescribe, amend and rescind rules and regulations relating to the Plan; (iv) subject to the conditions set forth in the Plan, to determine the individuals, if any, to whom Options shall be granted (the "Optionees"), the time or times at which Options shall be granted, the period or periods of exercisability of each Option, the number of shares to be subject to each Option, and the Option price; and (v) to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees and on their legal representatives and beneficiaries.

         c. In making any determination as to the individuals to whom Options shall be granted under the Plan and as to the number of shares of Common Stock to be covered by such Options, the Board shall take into account the duties of the respective individuals, their length of service, their amount of earnings, their present and potential contributions to the success of the Company, and such other factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan; provided, however, that no participant shall be granted Incentive Options in any calendar year to purchase shares of stock in the Company or in any subsidiary corporation or parent corporation of the Company in excess of the maximum allotment described in Section 5 of Article II of the Plan.

         d. No member or former member of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

                                   ARTICLE II

                                  STOCK OPTIONS

1.       Eligibility; Participation; Special Limitations.

         a. Key employees of the Company, or of any subsidiary corporation or parent corporation of the Company, including directors who are employees, except as otherwise provided in the Plan, shall be eligible to receive Non-Qualified and Incentive Options under the Plan. The Board may determine by resolution that certain employees or classes of employees are not eligible to receive Options under the Plan. An individual who has been granted an Option may, if otherwise eligible, be granted additional Options if the Board shall so determine, provided, however, the number of Incentive Options which may be granted to an individual shall not exceed the maximum allotment described in the Plan.

         b. At the time a Non-Qualified Option is granted, there shall be a written non-qualified stock option agreement (the "Non-Qualified Stock Option Agreement") between the participant and the Company setting forth the terms and exercise periods with respect to the Non-Qualified Options granted.

         c. At the time an Incentive Option is granted, there shall be a written incentive stock option agreement (the "Incentive Stock Option Agreement") between the participant and the Company setting forth the terms and exercise periods with respect to the Incentive Options granted.

         d. Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board or the shareholders of the Company, and no action taken by the Board, shall entitle a person to receive or have a right to receive any Option unless and until the Optionee has executed and delivered to the Company a Non-Qualified Stock Option Agreement or an Incentive Stock Option Agreement with respect to such option.

2.       Option Price.

         a. The initial per share option price of any Non-Qualified Option shall be established by the Board, provided that the option price shall not be less than the fair market value of the Common Stock on the date of grant.

         b. The per share exercise price of any Incentive Option shall not be less than the fair market value of the Common Stock on the date of grant; provided, however, that, in the case of a participant who owns more than ten percent (10%) of the total combined voting power of all classes of stock in the Company, or to the extent applicable, any subsidiary corporation or parent corporation of the Company at the time an Incentive

Option is granted to the participant (a "10% Shareholder"), the initial per share option price shall not be less than one hundred ten percent (110%) of the fair market value of the Common Stock on the date of grant.

         c. For the purposes of this Section, the fair market value of a share of Common Stock on any date shall be equal to the closing sale price of a share of the Common Stock as published by a national securities exchange on which the shares of the Common Stock are traded on such date or, if there is no sale of the Common Stock on such date, the average of the bid and asked prices on such exchange at the close of trading on such date or, if shares of Common Stock are not listed on a national securities exchange on such date but are authorized for quotation in the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System ("NMS"), the last transaction price per share as reported by NASDAQ NMS on such date or, if shares of Common Stock are not authorized for quotation in NASDAQ NMS on such date, the average of the bid and asked prices in the over the counter market or, if the Common Stock is not listed on a national securities exchange, quoted in NASDAQ NMS or quoted in the over the counter market, the fair market value of a share of the Common Stock on such date as shall be determined in good faith by the Board. In rendering its determination of the Common Stock's fair market value, the Board shall comply with Section 422(b)(4) of the Code and the applicable regulations promulgated thereunder.

         d. For purposes of the Plan, the determination of the Board of the fair market value of a share shall be conclusive.

3.      Term During Which Options May Be Granted.

        No Option may be granted after the date on which Options granted to all Optionees shall equal 2,000,000 shares of Common Stock (the number of such shares being subject to adjustment as provided in Article III hereof). If an Option shall expire or terminate without having been exercised in full, any shares of Common Stock covered by that Option which are not purchased may be added to the shares otherwise available for Options to be granted pursuant to the Plan. Notwithstanding any other provision of this Plan to the contrary, any Option granted pursuant to this Plan must be granted within ten (10) years from the earlier of the date the Plan is adopted by the Board or the date of shareholder approval described in Section 4 of Article IV.

4.       Term During Which Options May be Exercised.

         Participants shall be granted Options for such term as the Board shall determine. The term of any Option which is an Incentive Option shall not exceed ten (10) years from the date of the granting thereof; provided, however, in the case of a participant who is a 10% Shareholder at the time an Incentive Option is granted to the participant, the term with respect to such Incentive Option shall not be in excess of five (5) years from the granting thereof.

5.       Maximum Allotment of Incentive Options.

         The aggregate fair market value of the shares of Common Stock (determined on the date of grant) for which a participant may be granted Incentive Options which are exercisable for the first time in any particular calendar year (whether under the terms of the Plan or any other stock option plan of the Company, its parent corporation or any subsidiary corporation) shall not exceed $100,000. To the extent any Option which is intended to be an Incentive Option is granted to any participant fails to satisfy the requirements of this Section, the Incentive Option shall be treated as a Non-Qualified Option. This Section shall be applied by taking Options into account in the order in which they are granted.

6.       Exercise of Options.

         a. A participant may exercise each Option granted to the participant in such installments as the Board shall determine at the time of the grant thereof.

         b. Except as otherwise set forth in the Plan or the applicable Non-Qualified Stock Option Agreement or Incentive Stock Option Agreement, an Option may be exercised in whole or in part at any time or from time to time.

         c. An option may be exercised only by a written notice of intent to exercise such Option with respect to a specified number of shares of the Common Stock and payment to the Company of the amount of the Option price for the number of shares of the Common Stock so specified: provided, however, that, if the Board shall in its sole discretion so determine at the time of the grant or exercise of any Option, all or any portion of such payment may be made in kind by the delivery of shares of the Common Stock having a fair market value, on the date of delivery (as determined in the manner set forth in Section 2(c) of this Article), equal to the portion of the Option price so paid. Options granted pursuant to the Plan shall be exercised by the Optionee as to all or part of the shares covered thereby by giving written notice of the exercise thereof to the corporate secretary of the Company at the principal business office of the Company, specifying the number of shares to be purchased and accompanied by payment of the full purchase price therefor: (i) in cash or by certified or official bank check, (ii) if the Board in its sole discretion determines under this Section 6(c) of Article II of the Plan, in shares of Common Stock, valued as of the date of exercise, of the same class as those to be granted by the exercise of the Option, or (iii) if the Board in its sole discretion determines, in a combination of the methods described in (i) and (ii) above. The Company will deliver the shares being purchased within five business days of receipt of notice, payment and any other items required under this Plan or the applicable Non-Qualified Stock Option Agreement or Incentive Stock Option Agreement to exercise Options by an Optionee.

         d. An Option may, in the discretion of the Board, include a reload stock option right which shall entitle the Optionee, upon (i) the exercise of such original Option prior to the Optionee's termination of employment and (ii) payment of the appropriate exercise price in shares of Common Stock that have been owned by such Optionee for at least six months prior to the date of exercise, to receive a new option (the "Reload Option") to purchase, at the fair market value on the date of the exercise of the original Option, the number of shares of Common Stock equal to the number of whole shares delivered by the Optionee in payment of the exercise price of the original Option. Such Reload Option shall be subject to the same terms and conditions, including expiration date, and shall be exercisable at the same time or times as the original Option with respect to which it is granted, except that in no event shall such Reload Option be exercisable within six months of its date of grant.

         e. To the extent that an Option is not exercised within the period of exercisability specified in the applicable Non-Qualified Stock Option Agreement or Incentive Stock Option Agreement, it shall expire as to the then unexercised part.

         f. In no event shall an Option granted pursuant to this Plan be exercised for a fraction of a share.

7.       Transferability.

         An Option granted pursuant to the Plan shall not be assignable or transferable by the Optionee, either voluntarily or by operation of law, other than by will or by the laws of descent and distribution. Each Option granted to the Optionee may be exercised only by the Optionee, and after the death of Optionee, only by the person or persons to whom the rights under such Option pass by the laws of descent and distribution, all in accordance with this Plan.

8.       Termination of Employment.

         a. Upon termination of employment of any participant with the Company and all subsidiary corporations and parent corporations of the Company, any Option previously granted to the participant, unless otherwise specified by the Board, shall, to the extent not previously exercised, terminate and become null and void provided that:

                (i) if any participant shall die while in the employ of such corporation or during either the three (3) month or one (1) year period, whichever is applicable, specified in clause (ii) below and at a time when such participant was entitled to exercise an Option as herein provided, the legal representative of such participant, or such person who acquired such Option by bequest or inheritance or by reason of the death of the participant, may, not later than one (1) year from the date of death, exercise such Option with respect to the number of shares as to which such option was exercisable on the date of death, to the extent the Option has not been exercised with respect to all such shares;

                (ii) if the employment of any participant to whom such Option shall have been granted shall terminate by reason of the participant's retirement (at such age or upon such conditions as shall be specified by the Board), disability (as described in
                Section 22(e)(3) of the Code) or dismissal by the employer other than for cause (as defined below), and such participant is entitled to exercise such Option on the date of death, retirement, disability or dismissal, such participant shall have the right to exercise such Option so granted, to the extent the Option has not been exercised, in respect of any or all of such number of shares to which such Option has not been exercised at any time up to and including (A) three (3) months after the date of such termination of employment in the case of termination by reason of retirement or dismissal other than for cause and (B) one (1) year after the date of termination of employment in the case of termination by reason of disability.

         b. If an employee voluntarily terminates his or her employment, or is discharged for cause, any Option granted hereunder shall, unless otherwise specified by the Board, immediately terminate with respect to any unexercised portion thereof. For the purposes of the plan, the term "for cause" shall mean
(i) with respect to an employee who is a party to a written agreement with, or alternatively, participates in a compensation or benefit plan of the Company or a subsidiary corporation or parent corporation of the Company, which agreement or plan contains a definition of "for cause" or "cause" (or words of like import) for purposes of termination of employment thereunder by the Company or such subsidiary corporation or parent corporation of the Company, "for cause" or "cause" as defined in the most recent of such agreements or plans, or (ii) in all other cases, as determined by the Board in its sole discretion, the term "for cause" shall mean: (A) the willful commission by an employee of a criminal or other act that causes or is likely to cause substantial economic damage to the Company or a subsidiary corporation or parent corporation of the Company or substantial injury to the business reputation of the Company or a subsidiary corporation or parent corporation of the Company; (B) the commission by an employee of an act of fraud in the performance of such employee's duties on behalf of the Company or a subsidiary corporation or parent corporation of the Company; or (C) the continuing willful failure of an employee to perform the duties of such employee to the Company or a subsidiary corporation or parent corporation of the

Company (other than such failure resulting from the employee's incapacity due to physical or mental illness) after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to the employee by the Board. For purposes of the Plan, no act, or failure to act, on the employee's part shall be considered "willful" unless done or omitted to be done by the employee not in good faith without reasonable belief that the employee's action or omission was in the best interest of the Company or a subsidiary corporation or parent corporation of the Company.

         c. For the purposes of the Plan, an employment relationship shall be deemed to exist between an individual and a corporation if, at the time of the determination, the individual was an "employee" of such corporation for purposes of Section 422 of the Code. If an individual is on military, sick leave or other bona fide leave of absence such individual shall be considered an "employee" for purposes of the exercise of an option and shall be entitled to exercise such Option during such leave if the period of such leave does not exceed 90 days, or, if longer, so long as the individual's right to reemployment with the Company (or a related corporation) is guaranteed either by statute or by contract. If the period of leave exceeds ninety (90) days, the employment relationship shall be deemed to have terminated on the ninety-first (91st) day of such leave, unless the individual's right to reemployment is guaranteed by statute or contract.

         d. A termination of employment shall not be deemed to occur by reason of (i) the transfer of an employee from employment by the Company to employment by a subsidiary corporation or a parent corporation of the Company or (ii) the transfer of an employee from employment by a subsidiary corporation or a parent corporation of the Company to employment by the Company or by another subsidiary corporation or parent corporation of the Company.

         e. Notwithstanding anything contained in this Plan to the contrary, no person shall be entitled to exercise any Option after the period of exercisability of such Option as specified in the applicable Non-Qualified Stock Option Agreement or Incentive Stock Option Agreement.

         f. The Board may in its discretion extend the period during which a Non-Qualified Option may be exercised to such period, not to exceed three years following the termination of a participant's employment or service with the Company or subsidiary corporation or parent corporation of the Company, as the Committee may determine in its discretion to be appropriate in any particular instance.

9.       Change in Control.

         a. In the event of a Change in Control (as hereinafter defined) of the Company all Options granted pursuant to this Plan shall vest in full and all restrictions shall be removed, as of the first date that the Change in Control has been deemed to have occurred, and shall remain as such for the remaining life of the Option as provided herein and within the provisions of the related Option Agreement.

         b. For purposes of Section 9(a) above, a Change in Control of the Company shall be deemed to have occurred if any of the following events occur on or after the Effective Date:

                (i) any corporation, person, other entity or group becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934
                Act) of more than fifty percent (50%) of the then outstanding voting stock of the Company;

                (ii) the stockholders of the Company approve a definitive agreement to merge or consolidate with or into another corporation in a transaction in which neither the Company nor any of its subsidiaries or affiliates will be the surviving corporation, or to sell or otherwise dispose of all or substantially all of the Company's assets to any person or group other than the Company or any of its subsidiaries or affiliates, other than a merger or a sale which will result in the voting securities of the Company outstanding prior to the merger or sale continuing to represent at least fifty percent (50%) of the combined voting power of the voting securities of the corporation surviving the merger or purchasing the assets; or

                (iii) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (and any new director whose election by the Board of Directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of such period of whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors.

                (iv)      "Person" shall have the meaning given in Section 3(a)
                (9) of the 1934 Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a person shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

         c. In the event of a Change of Control, any grant of options may be canceled in consideration of a cash payment or alternative grant under this or a similar plan made to the holder of such canceled grant equal in market value to the fair value of the canceled grant.

10.      Change of Position; Disclaimer of Rights.

         Except as otherwise provided in a Non-Qualified Stock Option Agreement or Incentive Stock Option Agreement, any change of an Optionee's duties or positions with the Company or with any subsidiary corporation or parent corporation of the Company shall not affect the Optionee's right to exercise Options granted pursuant to the Plan; provided, however, that no provision in the Plan or any Option shall be construed to confer upon the Optionee any right to be employed by the Company or any subsidiary corporation or parent corporation of the Company, or to interfere in any way with the right and authority of the Company or any subsidiary corporation or parent corporation of the Company either to increase or decrease the compensation of the Optionee, at any time, or to terminate any relationship or employment between the Optionee and the Company or any subsidiary corporation or parent corporation of the Company.

11.      Compliance with Law.

         Any person exercising an Option shall make such representations and agreements and furnish such information as the Board may in its discretion deem necessary or desirable to assure compliance by the Company, on terms acceptable to the Company, with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and any other applicable legal requirements.

12.      Issuance of Certificates; Legends.

         a. Upon any exercise of an Option which may be granted hereunder and payment of the Option's purchase price, a certificate for the shares of Common Stock as to which the Option has been exercised shall be issued by the Company in the name of the person exercising the Option and shall be delivered to or upon the order of such person or persons. The Company may endorse such legend or legends upon the certificates for shares issued upon exercise of an Option granted hereunder and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as, in its discretion, it determines to be necessary or appropriate to (i) prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act, (ii) implement the provisions of the Plan and any agreement between the Company and the Optionee with respect to such shares, or (iii) permit the Company to determine the occurrence of a disqualifying disposition, as described in Section 421(b) of the Code, of shares transferred upon exercise of an Incentive Option granted under the Plan.

         b. The Company shall pay all issue or transfer taxes with respect to the issuance or transfer of shares of Common Stock, as well as all fees and expenses necessarily incurred by the Company in connection with such issuance or transfer.

         c. The Company, in its discretion, may postpone the issuance and delivery of shares of Common Stock upon any exercise of an Option until completion of a securities exchange listing or registration or other qualification of such shares under any state or federal law, rule or regulation as the Company may consider appropriate.

13.      Listing of Shares and Related Matters.

         If at any time the Board shall determine in its discretion that the listing, registration or qualification of the shares of Common Stock covered by the Plan upon any national securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the sale or purchase of shares under the Plan, no Option may be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained, or otherwise provided for, free of any conditions not acceptable to the Board.

                                   ARTICLE III

                                STOCK ADJUSTMENTS

        1. The provisions of this Article shall be applicable to any Non-Qualified Option or Incentive Option awarded to any individual pursuant to
Article II. Any adjustment of an Incentive Stock Option under this Article shall be made in such manner as not to constitute a "modification" within the meaning of Section 424(h)(3) of the Code.

        2. In the event that at any time after the effective date of the Plan the outstanding shares of Common Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares or the like, the Board shall make an appropriate and equitable adjustment in the number and kind of shares as to which all outstanding Options granted pursuant to the Plan, or portions thereof then unexercised, shall be exercisable, to the end that after such event the shares subject to the Plan and each Optionee's proportionate interest shall be maintained as before the occurrence of such event. Any such adjustment made by the Board shall be final and binding upon all Optionees, the Company, and all other interested persons.

        3. Adjustments under this Article III shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding, and conclusive. No fractional shares of Common Stock or units of other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share.

                                   ARTICLE IV

                                  MISCELLANEOUS

1.       Amendment and Termination of Plan.

         a. The Board may, in its discretion, at any time suspend or terminate the Plan. The Board may also at any time amend or revise the terms of the Plan or any Option granted under the Plan.

         b. No amendment, suspension, or termination of the Plan shall, subject to Article III hereof, alter or impair any rights or obligations under any Option granted under the Plan without the consent of the Optionee.

2.       Fees and Expenses.

         Except as otherwise provided in this Plan, the Company will pay any and all fees and expenses necessarily incurred by the Company in connection with the administration of the Plan.

3.       Withholding for Taxes.

         Any issuance of Common Stock pursuant to the exercise of an Option under the Plan shall not be made until appropriate arrangements satisfactory to the Board have been made for the payment of any tax amounts (federal, state, local or other) that may be required to be withheld or paid by the Company (or any subsidiary or parent thereof) with respect to such Optionee. Such arrangements may, at the discretion of the Board, include allowing the Optionee to tender to the Company shares of Common Stock owned by the Optionee, which have an aggregate fair market value per share as of the date of such withholding that is not greater than the sum of all tax amounts to be withheld with respect thereto, together with payment of any remaining portion of such tax amounts in cash or by check payable and acceptable to the Board.

         Notwithstanding the foregoing, if on the date of an event giving rise to a tax withholding obligation on the part of the Company the Optionee is an officer or individual subject to Rule 16b-3, such tax withholding shall be automatically effectuated by the Company withholding the necessary number of shares of Common Stock (at the highest applicable marginal tax rate for individuals) from such Option exercise.

4.       Adoption and Effectiveness of Plan.

         The Plan shall be adopted by resolution of the Company's Board on July 1, 1993, and shall be effective as of such date or a subsequent date set forth in such resolution, subject to approval by the holders of a majority of the outstanding shares of Common Stock of the Company within one (1) year of such adoption. Prior to such shareholder approval, Options may be granted under the Plan, but any such Option by its terms shall not be exercisable prior to such approval. If the Plan is not approved by the shareholders of the Company, the Plan shall terminate, and all Options granted under the Plan shall terminate and become null and void.

5.       No Obligation to Exercise Option.

         The granting of an Option shall impose no obligation on the Optionee to exercise such Option.

6.       Number; Gender.

         Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

7.       Partial Invalidity.

         The invalidity of any provision contained in the Plan or any Non-Qualified Stock Option Agreement, Incentive Stock Option Agreement or any other documents or instrument evidencing the granting of an Option shall not be deemed to affect the validity of any other provision contained in the Plan or the applicable document.

8.       Governing Law.

         The Plan and any related documents or instruments shall be governed and construed in accordance with the laws of the State of Delaware.

         IN WITNESS WHEREOF, the Company has caused the Plan to be duly executed by its authorized officers as of the 1st day of July, 1993, as amended and restated on November 12, 1996, as amended on February 18, 1997 and as further amended on October 10, 1997.

                                                                     EXHIBIT 8


                           GREENFIELD INDUSTRIES, INC.
                              AMENDED AND RESTATED
                        1995 RESTRICTED STOCK BONUS PLAN

                                    SECTION 1
                              PURPOSE AND DURATION

1.1 Adoption and Purpose of the Plan. Greenfield Industries, Inc. (the "Company") hereby adopts this 1995 Restricted Stock Bonus Plan (the "Plan"). The Plan is intended to motivate and retain certain key Employees (as hereinafter defined) of the Company by enabling them to acquire shares of the Company's common stock, $.01 par value per share (the "Shares" or singularly, a "Share") under the terms and conditions of and in accordance with this Plan, thereby furthering the growth and financial success of the Company by aligning the interests of such Employees with the interests of the Company's stockholders.

1.2 Effective Date. The effective date (the "Effective Date") of the Plan shall be the date of approval by the Company's stockholders. If such approval is not obtained on or before December 31, 1996, the Plan shall terminate on such date and all Awards (as hereinafter defined) of Shares made prior to such date shall be rescinded and the portion of the Incentive Bonus (as hereinafter defined) elected to be received in Shares shall be paid in full to the Employee without interest. In addition, prior to stockholder approval, no Shares issued pursuant to the Plan shall be considered issued or outstanding.


                                    SECTION 2
                                   DEFINITIONS

2.1 Definitions. The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:


           (a) "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.



           (b) "Act" means the Securities Act of 1933, as amended. Reference to a specific Section of the Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.


           (c) "Affiliate" means any corporation or other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by or under common control with, the Company.


           (d) "Award" means a grant of Shares under Section 4.2 of this Plan.


           (e) "Award Agreement" means the written agreement setting forth the terms and provisions applicable to each Award granted under this Plan.


           (f) "Board" or "Board of Directors" means the Board of Directors of the Company.


           (g) A "Change in Control" of the Company shall be deemed to have occurred if any of the following events occur on or after the Effective Date:


              (i) any corporation, Person, other entity or group becomes the
                  "beneficial owner" (as defined in Rule 13d-3 under the 1934
                  Act) of more than fifty percent (50%) of the then outstanding voting stock of the Company;


             (ii) the stockholders of the Company approve a definitive agreement to merge or consolidate with or into another corporation in a transaction in which neither the Company nor any of its subsidiaries or Affiliates will be the surviving corporation, or to sell or otherwise dispose of all or substantially all of the Company's assets to any person or group other than the Company or any of its subsidiaries or Affiliates, other than a merger or a sale which will result in the voting securities of the Company outstanding prior to the merger or sale continuing to represent at least fifty percent (50%) of the combined voting power of the voting securities of the corporation surviving the merger or sale; or


            (iii) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (and any new Director whose election by the Board of Directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors.


           (h) "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.


           (i) [reserved]


           (j) "Company" means Greenfield Industries, Inc., a Delaware corporation, and any successor thereto.


           (k) "Deferred Bonus" means the amount, measured in dollars on the Grant Date, that the Participant has elected to defer.

           (l) "Director" means any individual who is a member of the Board of Directors of the Company.


           (m) "Disability" means a permanent and total disability within the meaning of Code Section 22(e)(3).


           (n) "Effective Date" shall have the meaning assigned to such term in
               Section 1.2.


           (o) "Election" shall have the meaning assigned to such term in
               Section 6.1.


           (p) "Eligible Employee" shall have the meaning assigned to such term in Section 4.1.


           (q) "Employee" means any employee of the Company, whether such employee is so employed at the time this Plan is adopted or becomes so employed subsequent to the adoption of this Plan.


           (r) "Fair Market Value" means, if the Shares are listed on a national securities exchange, the closing sales price of a Share as published on a national securities exchange on which the Shares are traded on such date or, if there is no sale of the Shares on such date, the average of the bid and asked prices on such exchange at the close of trading on such date or, if Shares are not listed on a national securities exchange but are authorized for quotation in the National Association of Securities Dealers Automated Quotation System National Market (the "Nasdaq National Market"), the last transaction price per share as reported by the Nasdaq National Market on such date or, if there is no sale of the Shares on such date, the average of the bid and asked prices as reported by the Nasdaq National Market on such date or, if Shares are not authorized for quotation on the Nasdaq National Market on such date, the average of the bid and asked prices as reported in the over the counter market or, if the Shares are not listed on a national securities exchange, quoted on the Nasdaq National Market or quoted in the over the counter market, the Fair Market Value of a Share on such date as shall be determined by the majority vote of the Board of Directors. In rendering its determination of the Shares' Fair Market Value, the Board of Directors shall comply with Section 422(b)(4) of the Code and the applicable regulations promulgated thereunder. For purposes of the Plan, the Board of Directors' determination of the Fair Market Value of a Share shall be conclusive.


           (s) "Fiscal Year" means the fiscal year of the Company.


           (t) "Grant Date" means the date that an Incentive Bonus is granted to an Employee.


           (u) "Incentive Bonus" means a bonus paid to an Employee under the incentive compensation plan as adopted and operated by the Board of Directors and/or the Compensation and Options Committee, and as such program may be amended from time to time, or such other program utilized by the Board of Directors and/or the Compensation and Options Committee from time to time to grant annual bonuses to the officers of the Company which program is designated by the Board and/or the Compensation and Options Committee as the substitute for the incentive compensation plan for purposes of this Plan.


           (v) "Participant" means an Eligible Employee who has an outstanding Award.


           (w) "Period of Restriction" means the period during which Shares are subject to transfer and additional restrictions and, therefore, are subject to a substantial risk of forfeiture.


           (x) "Person" shall have the meaning given in Section 3(a)(9) of the 1934 Act, as modified and used in Sections 13(d) and 14(d) thereof; provided, however, a person shall not include (1) the Company or any of its subsidiaries, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, or (4) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.


           (y) "Retirement" means, in the case of an Employee, a Termination of Service by reason of the Employee's retirement at or after age sixty-five (65).


           (z) "Section 16 Person" means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.


          (aa) "Share" or "Shares" shall have the meaning assigned to such term in Section 1.1.


          (ab) "Termination of Service" means a cessation of the employee-employer relationship between an Employee and the Company for any reason, including, but not limited to, a cessation by resignation, discharge, death, Disability or Retirement, but excluding any such cessation where there is a simultaneous reemployment by the Company.


                                    SECTION 3
                                 ADMINISTRATION


3.1 The Board of Directors. This Plan shall be administered by the Board of Directors or such committee as may be designated by the Board from time to time. Any such committee shall consist of not less than two (2) Directors. The members of the committee shall be appointed from time to time by, and shall serve at the pleasure of, the Board of Directors. The committee shall be comprised solely of Directors who are "Non-Employee Directors" within the meaning of Rule 16b-3 of the 1934 Act. Any reference to the Board of Directors contained herein shall mean and include any such duly authorized committee thereof.


3.2 Authority of the Board. It shall be the duty of the Board to administer this Plan in accordance with its provisions. The Board shall have all powers and discretion necessary or appropriate to administer this Plan and to control its operation, including, but not limited to, the power to (a) determine who shall be deemed to be an Eligible Employee under the Plan (b) prescribe the terms and conditions of Awards, (c) interpret this Plan, (d) adopt rules for the administration, interpretation and application of this Plan as are consistent therewith, (e) interpret, amend or revoke any such rules and
     (f) prescribe the form, which shall be consistent with this Plan, of the instruments evidencing any Awards of Shares hereunder. Any action taken by the Board in the interpretation or administration of the Plan shall, as between the Company and the Participants, be final and conclusive.


3.3 Delegation by the Board. The Board, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under this Plan to one or more Directors or officers of the Company; provided, however, that the Board may not delegate its authority and powers (a) with respect to Section 16 Persons, or (b) in any way which would jeopardize this Plan's qualification under Rule 16b-3 of the 1934 Act.


3.4 Decisions Binding. All determinations and decisions made by the Board and any delegate of the Board pursuant to Section 3.3 shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.


                                    SECTION 4
                     ELIGIBILITY AND ELECTION TO PARTICIPATE

4.1 Eligible Employees. The Employees eligible to participate in this Plan shall include all Employees who (i) are designated by the Board and/or the Compensation and Options Committee as eligible to receive an Incentive Bonus and to participate in this Plan and (ii) have made a timely Election (as hereinafter defined) to participate in the Plan (the "Eligible Employees").



4.2  Election by Eligible Employee to Participate.

           (a) Each Eligible Employee will receive annual notification that he or she may elect (the "Election") to defer up to fifty percent (50%) of his or her Incentive Bonus and receive in lieu thereof Shares of the Company in an amount determined pursuant to paragraph 4.2(c) or 4.2(d) hereof, in either case valued at the Fair Market Value of such Shares on the Grant Date.


           (b) The Election shall be made pursuant to the terms of Section 6.3 hereof. All Shares received pursuant to the Plan (an "Award") shall be subject to a Period of Restriction of either three (3) or five (5) years, at the election of the Participant.


           (c) In consideration of the foregoing of cash compensation, if the Participant elects a three (3) year Period of Restriction, he or she will receive Shares (the "Three Year Restricted Shares") having a Fair Market Value on the Grant Date equal to one hundred twenty (120%) percent of the amount of the Deferred Bonus.


           (d) In consideration of the foregoing of cash compensation, if the Participant elects a five (5) year Period of Restriction, he or she will receive Shares (the "Five Year Restricted Shares") having a Fair Market Value on the Grant Date equal to one hundred thirty-five (135%) percent of the Deferred Bonus.

                                    SECTION 5
                           SHARES SUBJECT TO THE PLAN

5.1 Number of Shares. Subject to adjustment as provided in Section 5.3, an aggregate of 250,000 Shares will be authorized and reserved for issuance under this Plan. The Shares granted under this Plan may be either authorized and unissued Shares or previously issued Shares reacquired by the Company and held in treasury, or any combination thereof.

5.2 Restrictions on Shares. Shares issued to Participants pursuant to this Plan shall be subject to the terms, conditions and restrictions specified in Section 6 hereof and to such other terms, conditions and restrictions as the Board in its discretion may provide.

5.3 Lapsed Awards. If an Award is canceled, terminates, expires or lapses for any reason, any Shares subject to such Award thereafter shall be available for the grant of an Award under the Plan. Subject to the provisions of
     Section 8.2 hereof, the Plan shall remain in effect until all Awards now or hereafter subject to the Plan shall have vested or lapsed.

5.4 Adjustments in Awards and Authorized Shares. In the event that a dividend shall be declared payable in Shares, the number of Shares reserved for issuance pursuant to this Plan but not yet subject to grant shall be adjusted by adding to each such Share the number of Shares which would be distributable in respect thereof if such Shares had been outstanding on the record date for the issuance of such stock dividend. In the event that the outstanding Shares shall be converted into or exchanged for a different number of Shares or other securities of the Company or of another corporation, whether through stock split, recapitalization, split-up, merger, consolidation, reorganization, combination or other issuance or exchange of shares, then there shall be substituted for each Share granted pursuant to this Plan and for each Share reserved for issuance pursuant to the Plan but not yet subject to grant, the number and kind of Shares or other securities which each Share shall have been so converted into or for which each Share shall have been so exchanged, in such manner as the Board shall determine to be advisable or appropriate to prevent the dilution or diminution of such Shares.


                                    SECTION 6
                         TERMS AND CONDITIONS OF AWARDS

6.1 Award Agreement. Shares granted pursuant to the Plan shall be evidenced by an Award Agreement, substantially in the form set forth on Exhibit A hereto, that shall specify the number of Shares received and such other terms and conditions as the Board shall determine. Unless the Board, in its sole discretion, determines otherwise, Shares shall be held by the Company as escrow agent until the end of the applicable Period of Restriction.

6.2  Period of Restriction.


           (a) The Period of Restriction with respect to Three Year Restricted Shares will be (i) one year from the Grant Date for one-third of the Three Year Restricted Shares, (ii) two years from the Grant Date for one-third of the Three Year Restricted Shares and
               (iii) three years from the Grant Date for the remaining one-third of the Three Year Restricted Shares.


           (b) The Period of Restriction with respect to Five Year Restricted Shares will be (i) one year from the Grant Date for one-fifth of the Five Year Restricted Shares, (ii) two years from the Grant Date for one-fifth of the Five Year Restricted Shares, (iii) three years from the Grant Date for one-fifth of the Five Year Restricted Shares, (iv) four years from the Grant Date for one-fifth of the Five Year Restricted Shares, and (v) five years from the Grant Date for the remaining one-fifth of the Five Year Restricted Shares.

6.3 Timing and Irrevocability of Election. The Election for each Fiscal Year must be made annually (1) no later than the date determined by the Board, which date shall be prior to the commencement of the Fiscal Year for which the Incentive Bonus will be granted, or (2) within thirty (30) days of the commencement of an Employee's eligibility to participate in the Plan; provided, however, that Elections for the Incentive Bonus for the Company's Fiscal Year ended December 31, 1995 must be made no later than December 31, 1995. All Elections hereunder shall be irrevocable.

6.4 Transferability. Except as provided in this Section 6, Shares may not be sold, transferred, gifted, bequeathed, pledged, assigned, or otherwise alienated or hypothecated, voluntarily or involuntarily, until the end of the applicable Period of Restriction; provided, however, that in no event may the restrictions on Shares issued to a Section 16 Person lapse prior to six (6) months following the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

6.5 Legend on Certificates. The Board, in its sole discretion, may legend the certificates representing Shares to give appropriate notice of such restrictions. For example, the Board may determine that some or all certificates representing Shares shall bear the following legend:

     "THE SALE OR OTHER TRANSFER OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE, WHETHER VOLUNTARY, INVOLUNTARY, OR BY OPERATION OF LAW, IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE GREENFIELD INDUSTRIES, INC. 1995 RESTRICTED STOCK BONUS PLAN. A COPY OF THIS PLAN MAY BE OBTAINED FROM THE SECRETARY OF GREENFIELD INDUSTRIES, INC."

6.6 Removal of Restrictions. The Board, in its sole discretion, may accelerate the time at which any restrictions shall lapse and remove any restrictions; provided, however, that the Period of Restriction on Shares granted to a
     Section 16 Person may not lapse until at least six (6) months after the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act). After the termination of the applicable Period of Restriction, the Participant shall be entitled to have any legend under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant.

6.7 Voting Rights. Commencing with the Effective Date, Participants holding Shares issued hereunder may, during the Period of Restriction, exercise full voting rights with respect to those Shares.

6.8 Dividends and Other Distributions. Commencing with the Effective Date, Participants holding Shares shall, during the Period of Restriction, be entitled to receive all dividends and other distributions paid with respect to such Shares. If any such dividends or distributions are paid in Shares, the Shares received in such dividend or distribution shall be subject to all of the same restrictions, including, but not limited to, restrictions on transferability and forfeitability as the Shares with respect to which they were paid.

     With respect to Shares issued to a Section 16 Person, any dividend or distribution that constitutes a "derivative security" or an "equity security" under Section 16 of the

     1934 Act shall be subject to a Period of Restriction equal to the longer of
     (a) the remaining Period of Restriction on the Shares with respect to which the dividend or distribution is paid, or (b) six (6) months (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

6.9  Cancellation of Shares.


           (a) On the date of the Participant's Termination of Service for cause, as determined by the Board of Directors, all Shares held by such Participant for which the Period of Restriction has not lapsed shall revert to the Company and thereafter shall be available for issuance under this Plan.


           (b) In the event of a Participant's Termination of Service by reason of Retirement, resignation or termination not for cause, all Shares held by such Participant for which the Period of Restriction has not lapsed shall revert to the Company and thereafter shall be available for issuance under the Plan; provided, however, that the Board may, in its sole discretion, cause all or a portion of the Shares held by a Participant for which the Period of Restriction has not lapsed to immediately vest in full and remove all restrictions.


           (c) In the event of a Participant's Termination of Service by reason of death or Disability, all Shares held by such Participant for which the Period of Restriction has not lapsed shall immediately vest in full and all restrictions shall be removed.

6.10 Change in Control. In the event of a Change in Control prior to a Participant's Termination of Service, the Board may, in its sole discretion, cause all or a portion of the Shares held by a Participant for which the Period of Restriction has not lapsed to immediately vest in full and remove all restrictions; provided, however that the Period of Restriction on Shares granted to a Section 16 Person may not lapse until at least six (6) months after the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

6.11 No Fractional Shares. The Company will not be obligated to deliver fractional Shares but may round the number of Shares to be delivered down to the next whole number.


                                    SECTION 7
                                  MISCELLANEOUS

7.1 No Effect on Employment or Service. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without cause. For purposes of this Plan, transfer of employment of a Participant between the Company and any of its Affiliates (or between Affiliates) shall not be deemed a Termination of Service.

7.2 Participation. No Employee shall have the right to be selected to participate in this Plan, or, having been so selected, to be selected to participate in the future.

7.3 Successors. All obligations of the Company under this Plan, with respect to Shares issued hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

7.4 Beneficiary Designations. If permitted by the Board, a Participant under this Plan may name a beneficiary or beneficiaries to whom any Shares, shall be distributed in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Board. In the absence of any such designation, any Shares subject to a Period of Restriction at the Participant's death shall be distributed to the Participant's estate.

                                    SECTION 8
                       AMENDMENT, TERMINATION AND DURATION

8.1 Amendment, Suspension or Termination. The Board, in its sole discretion, may amend or terminate this Plan, or any part thereof, at any time and for any reason; provided, however, that if and to the extent required to maintain this Plan's qualification under Rule 16b-3 of the 1934 Act, any such amendment shall be subject to stockholder approval. The amendment, suspension or termination of this Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Shares theretofore granted to such Participant. No grants of Shares may be made during any period of suspension or after termination of this Plan.

8.2 Duration of this Plan. This Plan shall become effective on the Effective Date and, subject to Section 8.1, shall remain in effect for a period of ten (10) years.

                                    SECTION 9
                                 TAX WITHHOLDING

9.1 Withholding Requirements. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes (including the Participant's FICA obligation) required to be withheld with respect to an Award of Shares or any dividends or other distributions payable with respect thereto.

9.2 Withholding Arrangements. Subject to the requirements of Rule 16b-3 of the 1934 Act, the Board, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (a) electing to have the Company withhold otherwise deliverable Shares, or (b) delivering to the Company Shares then owned by the Participant having a Fair Market Value equal to the amount required to be withheld. The amount of the withholding requirement shall be deemed to include any amount that the Board agrees may be withheld at the time any such election is made, not to exceed the minimum required amount of withholding applicable to the Participant with respect to the Shares on the date that the amount of tax to be withheld is determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the taxes are required to be withheld.

                                   SECTION 10
                               LEGAL CONSTRUCTION

10.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

10.2 Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

10.3 Requirements of Law. The issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required from time to time.

10.4 Securities Law Compliance. With respect to Section 16 Persons, grants under this Plan are intended to comply with all applicable conditions of Rule 16b-3 of the 1934 Act. To the extent any provision of this Plan or action by the Board fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable or appropriate by the Board in its sole discretion.

10.5 Legend on Certificates. In the event that at any time Shares issued pursuant to the Plan shall not have been registered under the Act, at the time of issuance such Shares shall be subject to stop transfer instructions and shall be inscribed with the following legend:

               "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND, IF GREENFIELD INDUSTRIES, INC. ("GREENFIELD") REQUESTS, AN OPINION SATISFACTORY TO GREENFIELD TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL."

     Shares will not be transferred unless such transfer has been registered under the Act and any applicable securities laws of other jurisdictions, or an exemption from registration is available and evidence of such registration or exemption from registration reasonably satisfactory to the Company is furnished to the Company.

10.6 Governing Law. This Plan and any related documents or instruments shall be construed in accordance with and governed by the laws of the State of Delaware.

10.7 Captions. Captions are provided herein for convenience of reference only, and shall not serve as a basis for interpretation or construction of this Plan.

10.8 Reservation of Shares. The Company during the term of the Plan, will at all times reserve and keep available the number of Shares as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain the necessary approvals from any regulatory body having jurisdiction or approval deemed necessary by the Company's counsel to the lawful issuance and sale of any Shares under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such Shares as to which such requisite authority shall not have been obtained.

     IN WITNESS WHEREOF, the Company has caused the Plan to be duly executed by its authorized officers as of this 8th day of 8th day of December 1995, as amended and restated on November 12, 1996 and as further amended on October 10, 1997.

                                                                   EXHIBIT 9


                           GREENFIELD INDUSTRIES, INC.
                              AMENDED AND RESTATED
                           1995 EQUITY INCENTIVE PLAN


                                    SECTION 1

                              PURPOSE AND DURATION

1.1 Adoption and Purpose of this Plan. Greenfield Industries, Inc. (the "Company") hereby adopts this 1995 Equity Incentive Plan dated November 21, 1995 (the "Plan"). The Plan is intended to attract, motivate and retain certain key Employees (as hereinafter defined) of the Company and its Affiliates (as hereinafter defined) through the grant of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares (each as hereinafter defined). The Plan is also designed to further the growth and financial success of the Company and its Affiliates by aligning the interests of the Participants (as hereinafter defined), through the ownership of Shares of the Company's common stock, $0.01 par value per share (the "Shares" or singularly, a "Share"), with the interests of the Company's stockholders.

1.2 Effective Date. The effective date (the "Effective Date") of the Plan shall be the date of approval by the Company's stockholders. If such approval is not obtained on or before December 31, 1996, the Plan shall be terminated on such date and all Awards (as hereinafter defined) granted prior to such date shall be void and of no force and effect. In addition, prior to stockholder approval, no Shares granted pursuant to the Plan shall be considered issued or outstanding.

                                    SECTION 2

                                   DEFINITIONS

2.1 Definitions. The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

            (a) "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

            (b) "Act" means the Securities Act of 1933, as amended. Reference to a specific section of the Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

            (c) "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by or under common control with the Company.

            (d) "Award" means, individually or collectively, a grant under this Plan of Time-Lapse Restricted Stock,
                  Performance-Contingent Restricted Stock or Performance Shares.

            (e) "Award Agreement" means the written agreement setting forth the terms and provisions applicable to each Award granted under this Plan.

            (f) "Base Earnings Per Share" shall have the meaning assigned to such term in Section 7.3.

            (g)   "Base Price" shall have the meaning assigned to such term in
                  Section 6.3.

            (h) "Board" or "Board of Directors" means the Board of Directors of the Company.

            (i) "Change in Control" shall have the meaning assigned to such term in Section 11.2.

            (j) "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

            (k) "Committee" means the Compensation and Options Committee or such other committee appointed by the Board (pursuant to Section 3.1) to administer the Plan.

            (l) "Company" means Greenfield Industries, Inc., a Delaware corporation, and any successor thereto. With respect to the definitions of the Performance Goals, the Committee in its sole discretion may determine that "Company" means Greenfield Industries, Inc. and its consolidated subsidiaries.

            (m) "Director" means any individual who is a member of the Board of Directors of the Company.

            (n) "Disability" means a permanent and total disability within the meaning of Code Section 22(e)(3).

            (o)   "Earned Date" shall have the meaning assigned to such term in
                  Section 6.3.

            (p) "Earned Performance-Contingent Restricted Stock" shall have the meaning assigned to such term in Section 6.3.

            (q) "Earned Performance Shares" shall have the meaning assigned to such term in Section 7.3.

            (r) "Earnings Per Share" means as to any Fiscal Year, the Company's Net Income, divided by a weighted average number of Shares outstanding and dilutive equivalent Shares deemed outstanding.

            (s) "Employee" means any employee of the Company or of any Affiliate, whether such employee is so employed at the time this Plan is adopted or becomes so employed subsequent to the adoption of this Plan.

            (t) "Fair Market Value" means, if the Shares are listed on a national securities exchange, the closing sales price of a Share as reported by such national securities exchange on which the Shares are traded on such date or, if there is no sale of the Shares on such date, the average of the bid and asked prices on such exchange at the close of trading on such date or, if Shares are not listed on a national securities exchange but are authorized for quotation in the National Association of Securities Dealers Automated Quotation System National Market (the "Nasdaq National Market"), the last transaction price per Share as reported by the Nasdaq National Market on such date or, if there is no sale of the Shares on such date, the average of the bid and asked prices as reported by the Nasdaq National Market on such date or, if Shares are not authorized for quotation on the Nasdaq National Market on such date, the average of the bid and asked prices as reported in the over the counter market or, if the Shares are not listed on a national securities exchange, quoted on the Nasdaq National Market or quoted in the over the counter market, the fair market value of a Share on such date as shall be determined by the majority vote of the Board of Directors. For purposes of the Plan, the Board of Directors' determination of the Fair Market Value of a Share shall be conclusive.

            (u)   "Fiscal Year" means the fiscal year of the Company.

            (v) "Grant Date" means, with respect to an Award, the date that the Award was granted.

            (w) "Net Income" means the net income of the Company as determined in accordance with generally accepted accounting principles, consistently applied.

            (x)   "Participant" means an Employee who has an outstanding Award.

            (y) "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (i) Earnings Per Share and (ii) increases in Share price over the Base Price.

            (z) "Performance-Contingent Restricted Stock" means an Award granted to a Participant pursuant to Section 6.

            (aa) "Performance Period" means the period of time during which Performance Goals must be met as determined herein.

            (bb) "Performance Share" means an Award granted to a Participant pursuant to Section 7.

            (cc) "Period of Restriction" means the period during which Shares are subject to transfer and additional restrictions and, therefore, are subject to a substantial risk of forfeiture.

            (dd) "Section 16 Person" means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.

            (ee) "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

            (ff) "Target Performance Shares" shall have the meaning assigned to such term in Section 7.3.

            (gg) "Termination of Service" means a cessation of the Employee-employer relationship between an Employee and the Company or an Affiliate for any reason, including, but not limited to, a cessation by resignation, discharge, death, Disability, retirement or the disaffiliation of an Affiliate, but excluding any such cessation where there is a simultaneous reemployment by the Company or an Affiliate.

            (hh) "Time-Lapse Restricted Stock" means an Award granted to a Participant pursuant to Section 5.

                                    SECTION 3

                                 ADMINISTRATION

3.1 The Committee. This Plan shall be administered by the Committee or such other committee as may be designated by the Board from time to time. The Committee shall consist of not less than two (2) Directors. The members of the Committee shall be appointed from time to time by, and shall serve at the pleasure of, the Board of Directors. The Committee shall be comprised solely of Directors who both are (a) "disinterested persons" under Rule 16b-3 of the 1934 Act, and (b) "outside directors" under
       Section 162(m) of the Code.

3.2 Authority of the Committee. It shall be the duty of the Committee to administer this Plan in accordance with its provisions. The Committee shall have all powers and discretion necessary or appropriate to administer this Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees shall be granted Awards under the Plan, (b) prescribe the terms and conditions of the Awards, (c) interpret this Plan and the Awards, (d) adopt rules for the administration, interpretation and application of this Plan as are consistent therewith, and (e) interpret, amend or revoke any such rules. Any action taken by the Committee in the interpretation or administration of the Plan shall, as between the Company and the Participants, be final and conclusive.

3.3 Delegation by the Committee. The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under this Plan to one or more Directors or officers of the Company; provided, however, that the Committee may not delegate its authority and powers (a) with respect to Section 16 Persons, or (b) in any way which would jeopardize this Plan's qualification under Section 162(m) of the Code or Rule 16b-3 of the 1934 Act.

3.4 Decisions Binding. All determinations and decisions made by the Committee, the Board and any delegate of the Committee pursuant to
       Section 3.3 shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

                                    SECTION 4

                           SHARES SUBJECT TO THE PLAN

4.1 Number of Shares. Subject to adjustment as provided in Section 4.3, the total number of Shares available for grant under this Plan shall not exceed 273,000, and the maximum number of Shares available for grant under this Plan to any Participant shall be 125,000. Shares granted under this Plan may be either authorized and unissued Shares or previously issued shares reacquired by the Company and held in treasury, or any combination thereof.

4.2 Lapsed Awards. If an Award is cancelled, terminates, expires or lapses for any reason, any Shares subject to such Award thereafter shall be available for the grant of an Award under the Plan. Subject to the provisions of Section 9.2 hereof, the Plan shall remain in effect until all Awards now or hereafter subject to the Plan shall have vested or been cancelled, terminated, expired or lapsed.

4.3 Adjustments in Awards and Authorized Shares. In the event that a dividend shall be declared payable in Shares, the number of Shares then subject to any outstanding Award under the Plan and the number of Shares reserved for grant of Awards pursuant to this Plan but not yet subject to Award shall be adjusted by adding to each such Share the number of Shares which would be distributable in respect thereof if such Shares had been outstanding on the record date for the issuance of such stock dividend. In the event that the outstanding Shares shall be converted into or exchanged for a different number of Shares or other securities of the Company or of another corporation, whether through stock split, recapitalization, split-up, merger, consolidation, reorganization, combination or other issuance or exchange of shares, then there shall be substituted for each Share subject to any outstanding Award under this Plan and for each Share reserved for the grant of Awards pursuant to the Plan but not yet subject to Award, the number and kind of Shares or other securities which each Share shall have been so converted into or for which each Share shall have been so exchanged, in such manner as the Committee shall determine to be advisable or appropriate to prevent the dilution or diminution of such Awards. In the case of any substitution or adjustment as provided in this Section 4, the Performance Goals of any Share subject to an outstanding Award shall be adjusted pro rata so that the Performance Goals, as adjusted, represent the achievement of the Plan's original targets set forth in Sections 6 and 7 hereof. Notwithstanding the preceding, the number of Shares subject to any Award shall always be a whole number.

                                    SECTION 5

                           TIME-LAPSE RESTRICTED STOCK

5.1 Grant of Time-Lapse Restricted Stock. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Time-Lapse Restricted Stock to Employees in such amounts as the Committee, in its sole discretion, shall determine.

5.2 Time-Lapse Restricted Stock Agreement. Each Award of Time- Lapse Restricted Stock shall be evidenced by an Award Agreement that shall specify the number of Shares granted and such other terms and conditions as the Committee shall determine. Unless the Committee, in its sole discretion, determines otherwise, Shares of Time-Lapse Restricted Stock shall be held by the Company as escrow agent until the end of the applicable Period of Restriction. The Period of Restriction with respect to Time-Lapse Restricted Stock will be (a) four (4) years from the Grant Date for one-third (1/3) of the Time-Lapse Restricted Stock, (b) five (5) years from the Grant Date for an additional one-third (1/3) of the Time- Lapse Restricted Stock, and (c) six (6) years from the Grant Date for the remaining one-third (1/3) of the Time-Lapse Restricted Stock.

5.3 Transferability. Except as provided in this Section 5, Shares of Time-Lapse Restricted Stock may not be sold, transferred, gifted, bequeathed, pledged, assigned, or otherwise alienated or hypothecated, voluntarily or involuntarily, until the end of the applicable Period of Restriction; provided, however, that in no event may the restrictions on Time-Lapse Restricted Stock granted to a Section 16 Person lapse prior to six (6) months following the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934
       Act).

5.4 Legend on Certificates. The Committee, in its sole discretion, may legend the certificates representing Time- Lapse Restricted Stock to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Shares of Time-Lapse Restricted Stock shall bear the following legend:

       "THE SALE OR OTHER TRANSFER OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE, WHETHER VOLUNTARY, INVOLUNTARY, OR BY OPERATION OF LAW, IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE GREENFIELD INDUSTRIES, INC. 1995 EQUITY INCENTIVE PLAN AND IN AN AWARD AGREEMENT. A COPY OF THIS PLAN AND SUCH AGREEMENT MAY BE OBTAINED FROM THE SECRETARY OF GREENFIELD INDUSTRIES, INC."

5.5 Removal of Restrictions. Except as otherwise provided in this Section 5, Shares of Time-Lapse Restricted Stock covered by each Time-Lapse Restricted Stock grant made under this Plan shall be released from escrow as soon as practicable after the end of the applicable Period of Restriction. The Committee, in its sole discretion, may accelerate the time at which any restrictions shall lapse and remove any restrictions; provided, however, that the Period of Restriction on Shares granted to a
       Section 16 Person may not lapse until at least six (6) months after the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act). After the termination of the applicable Period of Restriction, the Participant shall be entitled to have any legend under Section 5.4 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant.

5.6 Voting Rights. Commencing with the Effective Date, Participants holding Shares of Time-Lapse Restricted Stock granted hereunder may, during the Period of Restriction, exercise full voting rights with respect to those Shares unless otherwise provided in the applicable Award Agreement.

5.7 Dividends and Other Distributions. Commencing with the Effective Date, Participants holding Shares of Time-Lapse Restricted Stock shall, during the Period of Restriction, be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the applicable Award Agreement. If any such dividends or distributions are paid in Shares, the Shares received in such dividend or distribution shall be subject to all of the same restrictions, including, but not limited to, restrictions on transferability and forfeitability as the Shares of Time-Lapse Restricted Stock with respect to which they were paid.

       With respect to Time-Lapse Restricted Stock granted to a Section 16 Person, any dividend or distribution that constitutes a "derivative security" or an "equity security" under Section 16 of the 1934 Act shall be subject to a Period of Restriction equal to the longer of (a) the remaining Period of Restriction on the Shares of Time-Lapse Restricted Stock with respect to which the dividend or distribution is paid, or (b) six (6) months (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

5.8 Cancellation of Time-Lapse Restricted Stock. On the date of the Participant's Termination of Service (other than by death or Disability), the Time-Lapse Restricted Stock for which the Period of Restriction has not lapsed shall revert to the Company and thereafter shall be available for grant under this Plan. In the event of a Participant's Termination of Service by reason of death or Disability, or in the event of a Change in Control (as hereinafter defined) prior to a Participant's Termination of Service, all Time-Lapse Restricted Stock shall immediately vest in full.

                                    SECTION 6

                     PERFORMANCE-CONTINGENT RESTRICTED STOCK

6.1 Grant of Performance-Contingent Restricted Stock. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Performance-Contingent Restricted Stock to Employees in such amounts as the Committee, in its sole discretion, shall determine.

6.2 Value of Performance-Contingent Restricted Stock. Each Share of Performance-Contingent Restricted Stock shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

6.3 Performance Goals and Other Terms. The Performance Period for Performance-Contingent Restricted Stock is five (5) years. The Performance Goals for the Performance-Contingent Restricted Stock are measured by cumulative twenty percent (20%) increases in Share price over the Fair Market Value on the date of grant (the "Base Price") during the Performance Period. The increase in Share price will be deemed to have been attained for purposes of meeting a Performance Goal when the Fair Market Value of the Shares equals or exceeds the required level for twenty (20) consecutive trading days (the "Earned Date"). Shares so earned are hereinafter referred to as the "Earned Performance-Contingent Restricted Stock". In order for the full allocation of Performance-Contingent Restricted Stock to be earned, the Share price must increase one hundred forty-eight percent (148%) from the Base Price in the Performance Period. The increments for earning portions of the Performance-Contingent Restricted Stock for each cumulative twenty percent (20%) increase over the Base Price are as follows:


                                            PERCENTAGE OF
       PERCENTAGE INCREASE              PERFORMANCE-CONTINGENT
        IN SHARE PRICE FROM                   RESTRICTED
            BASE PRICE                    STOCK AWARD EARNED
       --------------------             ----------------------
               20.0%                              10%
               44.0                               25
               72.8                               45
              107.4                               70
              148.8                              100

6.4 Performance-Contingent Restricted Stock Agreement. Each Award of Performance-Contingent Restricted Stock shall be evidenced by an Award Agreement that shall specify the number of Shares granted and such other terms and conditions as the Committee shall determine. Unless the Committee, in its sole discretion, determines otherwise, Shares of Earned Performance-Contingent Restricted Stock shall be held by the Company as escrow agent until the end of the applicable Period of Restriction.

6.5    Earning of Performance-Contingent Restricted Stock.
       Performance-Contingent Restricted Stock will be earned based on increases in the Base Price as specified in Section 6.3.

6.6 Form and Timing of Payment of Performance-Contingent Restricted Stock. Payment of Earned Performance-Contingent Restricted Stock shall be made as soon as practicable after the Earned Date, subject to the Period of Restriction. The Period of Restriction with respect to Earned Performance-Contingent Restricted Stock will be the later of (a) five
       (5) years from the Grant Date or (b) three (3) years from the Earned
       Date.

6.7 Cancellation of Performance-Contingent Restricted Stock. On the earlier of the termination date of the Performance Period or the Participant's Termination of Service, all unearned Performance-Contingent Restricted Stock shall be forfeited to the Company, and thereafter shall be available for grant under this Plan. In the event of a Participant's Termination of Service (other than by death or Disability) prior to the end of the Period of Restriction, all Earned Performance-Contingent Restricted Stock shall be forfeited to the Company, and thereafter shall be available for grant under this Plan. In the event of a Participant's Termination of Service by reason of death or Disability prior to the end of the Period of Restriction, or in the event of a Change in Control (as hereinafter defined) prior to a Participant's Termination of Service, all Earned Performance-Contingent Restricted Stock shall vest in full immediately. In addition, in the event of a Change in Control (as hereinafter defined) prior to a Participant's Termination of Service, the Committee may, in its sole discretion, cause all unearned Performance-Contingent Restricted Stock to vest in full immediately.

6.8 Transferability. Except as provided in this Section 6, Shares of Performance-Contingent Restricted Stock may not be sold, transferred, gifted, bequeathed, pledged, assigned, or otherwise alienated or hypothecated, voluntarily or involuntarily, until the end of the applicable Period of Restriction; provided, however, that in no event may the restrictions on Performance-Contingent Restricted Stock granted to a
       Section 16 Person lapse prior to six (6) months following the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

6.9 Legend on Certificates. The Committee, in its sole discretion, may legend the certificates representing Earned Performance-Contingent Restricted Stock to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Shares of Earned Performance-Contingent Restricted Stock shall bear the following legend:

       "THE SALE OR OTHER TRANSFER OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE, WHETHER VOLUNTARY, INVOLUNTARY, OR BY OPERATION OF LAW, IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE GREENFIELD INDUSTRIES, INC. 1995 EQUITY INCENTIVE PLAN AND IN AN AWARD AGREEMENT. A COPY OF THIS PLAN AND SUCH AGREEMENT MAY BE OBTAINED FROM THE SECRETARY OF GREENFIELD INDUSTRIES, INC."

6.10 Removal of Restrictions. Except as otherwise provided in this Section 6, Shares of Earned Performance-Contingent Restricted Stock covered by each Performance-Contingent Restricted Stock grant made under this Plan shall be released from escrow as soon as practicable after the end of the applicable Period of Restriction. The Committee, in its sole discretion, may shorten or remove the Period of Restriction with respect to Earned Performance-Contingent Restricted Stock; provided, however, that the Period of Restriction on Shares granted to a Section 16 Person may not lapse until at least six (6) months after the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act). After the termination of the applicable Period of Restriction, the Participant shall be entitled to have any legend under
       Section 6.9 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant.

6.11 Voting Rights. Commencing on the Earned Date (but in no event prior to the Effective Date), Participants holding Shares of Earned Performance-Contingent Restricted Stock granted hereunder may, during the Period of Restriction, exercise full voting rights with respect to those Shares, unless otherwise provided in the applicable Award Agreement.

6.12 Dividends and Other Distributions. Commencing on the Earned Date (but in no event prior to the Effective Date), Participants holding Shares of Earned Performance-Contingent Restricted Stock shall, during the Period of Restriction, be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the applicable Award Agreement. If any such dividends or distributions are paid in Shares, the Shares received in such dividend or distribution shall be subject to all of the same restrictions, including, but not limited to, restrictions on transferability and forfeitability as the Shares of Earned Performance-Contingent Restricted Stock with respect to which they were paid.

       With respect to Performance-Contingent Restricted Stock granted to a
       Section 16 Person, any dividend or distribution that constitutes a "derivative security" or an "equity security" under Section 16 of the 1934 Act shall be subject to a Period of Restriction equal to the longer of (a) the remaining Period of Restriction on the Shares of Performance-Contingent Restricted Stock with respect to which the dividend or distribution is paid, or (b) six (6) months (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

                                    SECTION 7

                               PERFORMANCE SHARES

7.1 Grant of Performance Shares. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Performance Shares to Employees in such amounts as the Committee, in its sole discretion, shall determine.

7.2 Value of Performance Shares. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

7.3    Performance Goals and Other Terms.

            (a) The Performance Goal for Performance Shares shall be measured by fifteen percent (15%) cumulative annual increases in Earnings Per Share over the Base Earnings Per Share (as hereinafter defined) during the Performance Period.

            (b) Calculation of the number of Performance Shares earned is based on the target number of Performance Shares, which target shall be set forth in the Award Agreement (the "Target Performance Shares").

            (c) The Performance Period for Performance Shares shall consist of the four (4) consecutive Fiscal Years of the Company following the Fiscal Year in which the Base Earnings Per Share is calculated. The measurement of actual performance against the Performance Goal shall be made at the end of the Performance Period.

            (d)   The calculation of the Performance Goal shall be as follows:

                    (i)       Calculate Base Earnings Per Share;

                   (ii) With Base Earnings Per Share as the starting point, calculate Earnings Per Share for each of the four (4) Fiscal Years in the Performance Period that would be achieved if Earnings Per Share increased fifteen percent (15%) per year, then add the sum of such calculations for the four
                              (4) Fiscal Years in the Performance Period.

                  (iii) The sum reached pursuant to the formula in subsection (ii) above shall be the Performance Goal.

                   (iv) For example, if Base Earnings Per Share is $1.00, the Performance Goal would equal $5.74. The respective Earnings Per Share components of the Performance Goal for years one, two, three and four, respectively, of the Performance Period would be $1.15, $1.32, $1.52 and $1.75.

            (e) Participants may earn the Target Performance Shares or a percentage thereof, based on the percentage of the Performance Goal attained during the Performance Period, as follows:

                    (i) If less than seventy-five percent (75%) of the Performance Goal is attained during the Performance Period, no Performance Shares are earned.

                   (ii) If at least seventy-five percent (75%) but less than one hundred percent (100%) of the Performance Goal is attained, the Participant will earn (1) fifty percent (50%) of the Target Performance Shares, plus (2) two percent (2%) of the Target Performance Shares for each one percent (1%) increase in the attainment of the Performance Goal above seventy-five percent (75%).

                  (iii) If the Performance Goal is exactly attained, the Participant will earn one hundred percent (100%) of the Target Performance Shares.

                   (iv) If the Performance Goal is exceeded, the percent of Target Performance Shares earned will be calculated using straight-line interpolation. For example, if one hundred ten percent (110%) of the Performance Goal is achieved, the Participant will earn one hundred ten percent (110%) of the Target Performance Shares; provided, however, that the maximum number of Target Performance Shares that may be earned is two hundred percent (200%) of the Target Performance Shares.

            (f) As set forth above, the Performance Shares shall be earned at the end of the Performance Period based on the percentage of the Performance Goal achieved during the Performance Period. Shares so earned shall be referred to hereinafter as "Earned Performance Shares."

            (g) For Awards made on or before March 30, 1996, the Base Earnings Per Share shall be $1.95, which for purposes of the Plan shall be deemed to be the Company's Earnings Per Share for its Fiscal Year ended December 31, 1995. For Awards made after such date, (i) if the Grant Date of the Award is within the first ninety (90) days of the Company's Fiscal Year, the Base Earnings Per Share shall be the Company's Earnings Per Share for the prior Fiscal Year, and (ii) if the Grant Date of the Award is after the first ninety (90) days of the Company's Fiscal Year, the Base Earnings Per Share shall be the Company's Earnings Per Share for such current Fiscal Year.

7.4 Performance Shares Agreement. Each Award of Performance Shares shall be evidenced by an Award Agreement that shall specify the number of Performance Shares and such other terms and conditions as the Committee shall determine. Unless the Committee, in its sole discretion, determines otherwise, Earned Performance Shares shall be held by the Company as escrow agent until the end of the applicable Period of Restriction.

7.5 Earning of Performance Shares. Performance Shares will be earned based on increases in Earnings Per Share as specified in Section 7.3.

7.6 Form and Timing of Payment of Performance Shares. Payment of Earned Performance Shares shall be made as soon as practicable after the end of the applicable Performance Period, subject to the Period of Restriction. The Period of Restriction with respect to Performance Shares will be (a) one (1) year after the end of the Performance Period for one-third (1/3) of the Earned Performance Shares, (b) two (2) years after the end of the Performance Period for an additional one-third (1/3) of the Earned Performance Shares and (c) three (3) years after the end of the Performance Period for the remaining one-third (1/3) of the Earned Performance Shares.

7.7 Cancellation of Performance Shares. On the earlier of the termination date of the Performance Period or the Participant's Termination of Service, all unearned Performance Shares shall be forfeited to the Company, and thereafter shall be available for grant under this Plan. In the event of a Participant's Termination of Service (other than by death or Disability) prior to the end of the Period of Restriction, all Earned Performance Shares shall be forfeited to the Company, and thereafter shall be available for grant under this Plan. In the event of a Participant's Termination of Service by reason of death or Disability prior to the end of the Period of Restriction, or in the event of a Change in Control (as hereinafter defined) prior to a Participant's Termination of Service, all Earned Performance Shares shall vest in full immediately. In addition, in the event of a Change in Control (as hereinafter defined) prior to a Participant's Termination of Service, the Committee may, in its sole discretion, cause all unearned Performance Shares to vest in full immediately.

7.8 Legend on Certificates. The Committee, in its sole discretion, may legend the certificates representing Earned Performance Shares to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Earned Performance Shares shall bear the following legend:

                  "THE SALE OR OTHER TRANSFER OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE, WHETHER VOLUNTARY, INVOLUNTARY, OR BY OPERATION OF LAW, IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE GREENFIELD INDUSTRIES, INC. 1995 EQUITY INCENTIVE PLAN AND IN AN AWARD AGREEMENT. A COPY OF THIS PLAN AND SUCH AGREEMENT MAY BE OBTAINED FROM THE SECRETARY OF GREENFIELD INDUSTRIES, INC."

7.9 Removal of Restrictions. Except as otherwise provided in this Section 7, Earned Performance Shares covered by each Award made under this Plan shall be released from escrow as soon as practicable after the end of the applicable Period of Restriction. The Committee, in its sole discretion, may shorten or remove the Period of Restriction with respect to Earned Performance Shares; provided, however, that the Period of Restriction on Shares granted to a Section 16 Person may not lapse until at least six
       (6) months after the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934
       Act). After the termination of the applicable Period of Restriction, the Participant shall be entitled to have any legend under Section 7.8 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant.

7.10 Voting Rights. After the end of the Performance Period, Participants holding Earned Performance Shares granted hereunder may, during the Period of Restriction, exercise full voting rights with respect to those Shares, unless otherwise provided in the applicable Award Agreement.

7.11 Dividends and Other Distributions. After the end of the Performance Period, Participants holding Earned Performance Shares shall, during the Period of Restriction, be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the applicable Award Agreement. If any such dividends or distributions are paid in Shares, the Shares received in such dividend or distribution shall be subject to all of the same restrictions, including, but not limited to, restrictions on transferability and forfeitability as the Earned Performance Shares with respect to which they were paid.

       With respect to Performance Shares granted to a Section 16 Person, any dividend or distribution that constitutes a "derivative security" or an "equity security" under Section 16 of the 1934 Act shall be subject to a Period of Restriction equal to the longer of (a) the remaining Period of Restriction on the Performance Shares with respect to which the dividend or distribution is paid, or (b) six (6) months (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934 Act).

7.12 Transferability. Except as provided in this Section 7, Earned Performance Shares may not be sold, transferred, gifted, bequeathed, pledged, assigned, or otherwise alienated or hypothecated, voluntarily or involuntarily, until the end of the applicable Period of Restriction; provided, however, that in no event may the restrictions on such Earned Performance Shares granted to a Section 16 Person lapse prior to six (6) months following the Grant Date (or such shorter period as may be permissible while maintaining compliance with Rule 16b-3 of the 1934
       Act).

                                    SECTION 8

                                  MISCELLANEOUS

8.1 No Effect on Employment or Service. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without cause. For purposes of this Plan, transfer of employment of a Participant between the Company and any of its Affiliates (or between Affiliates) shall not be deemed a Termination of Service.

8.2 Participation. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

8.3 Successors. All obligations of the Company under this Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

8.4 Beneficiary Designations. If permitted by the Committee, a Participant under this Plan may name a beneficiary or beneficiaries to whom any Award under Section 5, and all Awards earned under Sections 6 and 7 shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any earned Award subject to a Period of Restriction at the Participant's death shall be distributed to the Participant's estate.

                                    SECTION 9

                       AMENDMENT, TERMINATION AND DURATION

9.1 Amendment, Suspension or Termination. The Board, in its sole discretion, may amend or terminate this Plan, or any part thereof, at any time and for any reason; provided, however, that if and to the extent required to maintain this Plan's qualification under Rule 16b-3 of the 1934 Act or Code Section 162(m), any such amendment shall be subject to stockholder approval; and provided further that no amendment to the Plan may be adopted which changes any Performance Goal, or increases the benefits payable for achievement of a Performance Goal, once established for an Award. The amendment, suspension or termination of this Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of this Plan.

9.2 Duration of this Plan. This Plan shall become effective on the Effective Date and, subject to Section 9.1, shall remain in effect thereafter.

                                   SECTION 10

                                 TAX WITHHOLDING

10.1 Withholding Requirements. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes (including the Participant's FICA obligation) required to be withheld with respect to an Award of Shares or any dividends or other distributions payable with respect thereto.

10.2 Withholding Arrangements. Subject to the requirements of Rule 16b-3 of the 1934 Act, the Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (a) electing to have the Company withhold otherwise deliverable Shares, or
       (b) delivering to the Company Shares then owned by the Participant having a Fair Market Value equal to the amount required to be withheld. The amount of the withholding requirement shall be deemed to include any amount that the Committee agrees may be withheld at the time any such election is made, not to exceed the minimum required amount of withholding applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the taxes are required to be withheld.

                                   SECTION 11

                                CHANGE IN CONTROL

11.1 Change in Control. In the event of a Change in Control (as hereinafter defined) of the Company prior to a Participant's Termination of Service, all Awards under Section 5, all Awards earned under Section 6 or 7, and, in the discretion of the Committee, all unearned Awards under Section 6 or 7, of this Plan shall vest in full and all restrictions shall be removed, as of the first date that the Change in Control has been deemed to have occurred.

11.2 Definition. For purposes of Section 11.1 above, a Change in Control of the Company shall be deemed to have occurred if any of the following events occur on or after the Effective Date:

       (a) any corporation, person, other entity or group becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934
             Act) of more than fifty percent (50%) of the then outstanding voting stock of the Company;

       (b) the stockholders of the Company approve a definitive agreement to merge or consolidate with or into another corporation in a transaction in which neither the Company nor any of its subsidiaries or Affiliates will be the surviving corporation, or to sell or otherwise dispose of all or substantially all of the Company's assets to any person or group other than the Company or any of its subsidiaries or Affiliates, other than a merger or a sale which will result in the voting securities of the Company outstanding prior to the merger or sale continuing to represent at least fifty percent (50%) of the combined voting power of the voting securities of the corporation surviving the merger or sale; or

       (c) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (and any new Director whose election by the Board of Directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors.

       (d) "Person" shall have the meaning given in Section 3(a)(9) of the 1934 Act, as modified and used in Sections 13(d) and 14(d) thereof; provided, however, a person shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

                                   SECTION 12

                               LEGAL CONSTRUCTION

12.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

12.2 Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.3 Requirements of Law. The grant of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required from time to time.

12.4 Code Section 162(m) Qualification. In administering this Plan, the Committee shall follow any procedures determined by it from time to time to be necessary, advisable or appropriate to ensure qualification of the Performance-Contingent Restricted Stock and the Performance Shares under Code Section 162(m), including, without limitation, any written certification requirement required by Code Section 162(m).

12.5 Securities Law Compliance. With respect to Section 16 Persons, Awards under this Plan are intended to comply with all applicable conditions of Rule 16b-3 of the 1934 Act. To the extent any provision of this Plan, Award Agreement or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable or appropriate by the Committee in its sole discretion.

12.6 Legend on Certificates. In the event that at any time Shares issued pursuant to the Plan shall not have been registered under the Act at the time of issuance, such Shares shall be subject to stop transfer instructions and shall be inscribed with the following legend:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT OR
                  (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND, IF GREENFIELD INDUSTRIES, INC. ("GREENFIELD") REQUESTS, AN OPINION SATISFACTORY TO GREENFIELD TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL."

       Shares will not be transferred unless such transafer has been registered under the Act and any applicable securities laws of other jurisdictions, or an exemption from registration is available and evidence of such registration or exemption from registration reasonably satisfactory to the Company is furnished to the Company.

12.7 Governing Law. This Plan and all Award Agreements and any related documents or instruments shall be construed in accordance with and governed by the laws of the State of Delaware.

12.8 Captions. Captions are provided herein for convenience of reference only, and shall not serve as a basis for interpretation or construction of this Plan.

12.9 Reservation of Shares. The Company, during the term of the Plan, will at all times reserve and keep available the number of Shares as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain the necessary approvals from any regulatory body having jurisdiction or approval deemed necessary by the Company's counsel to the lawful issuance and sale of any Shares under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such Shares as to which such requisite authority shall not have been obtained.


IN WITNESS WHEREOF, the Company has caused the Plan to be duly executed by its authorized officers as of the 21st day of November, 1995 and amended and restated on October 10, 1997.

                                                            EXHIBIT 10

                              AMENDED AND RESTATED


                          GREENFIELD INDUSTRIES, INC.


                 1993 DIRECTORS NON-QUALIFIED STOCK OPTION PLAN





        1. Adoption and Purpose of the Plan. Greenfield Industries, Inc. (the "Company") hereby adopts the 1993 Directors Non-Qualified Stock Option Plan (the "Plan") dated July 1, 1993, which provides for the granting of non-qualified stock options ("Options") to purchase shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"), to members of the Board of Directors who are not employees of the Company ("Grantees"). This Plan will give such Grantees added financial incentive to further the Company's financial well being and increase the Company's value to the benefit of the Company's shareholders. The Company believes that the Plan will enable it to be competitive in encouraging directors to remain in its service and to attract other qualified persons to the Company.



        The effective date of the Plan shall be the date of approval by the Company's stockholders. If such approval is not obtained on or before August 31, 1993, the Plan shall be terminated on such date and all Options granted prior to such date shall be void and of no force and effect. Options may be granted hereunder at any time and from time to time through the date of termination of the Plan.



        2. Plan Administration. The Plan shall be administered by the Board of Directors or such committee thereof as may be appointed from time to time by the Board of Directors. Any such committee will consist of two or more members of the Board of Directors, and shall be comprised solely of directors who are "Non-Employee Directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Any reference to the Board of Directors contained herein shall mean and include any such duly authorized committee thereof.



        In administering the Plan, the Board of Directors may adopt rules and regulations as necessary for carrying out the purposes and intent of the Plan. Any action taken by a majority of the Board of Directors in the interpretation or administration of the Plan shall, as between the Company and the Grantees, be final and conclusive. Members of the Board may vote without appearing in person at any meeting of the Board. The Board may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel. Within the limitations of the Plan, the Eligible Directors (as defined below) to whom Options will be granted, the exercise price and the number of shares of Common Stock for which Options will be granted from time to time will be as specified in Section 4 below, except with respect to any other Options granted hereunder, in which case such matters will be determined by the Board of Directors.



        3. Participants. Options may be granted to directors of the Company who are not employees of the Company or any subsidiary of the Company (an "Eligible Director"). As used herein, the term "subsidiary" means any present or future corporation which is or would be a "subsidiary corporation" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended.

        4.   Initial Grant of Options.



        (a) Each Eligible Director on the date the Company's Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the initial public offering of the Common Stock becomes effective under the Act (the "Effective Date") shall be granted an Option with respect to 10,000 shares of Common Stock, at an exercise price per share equal to the initial public offering price per share set forth in the Registration Statement at the time it becomes effective.



             Each person first becoming an Eligible Director subsequent to the Effective Date by reason of his or her election or appointment to the Board of Directors subsequent to such date shall be granted an Option with respect to 10,000 shares of Common Stock on the date such person is first elected or appointed and duly qualified to serve on the Board of Directors (the "Qualification Date"), at an exercise price per share equal to the last reported sales price per share of Common Stock on the Qualification Date as reported on the NASDAQ National Market System.



        (b) In the event the Chairman of the Board of Directors on the Effective Date is an Eligible Director, he or she shall be granted an additional Option with respect to 5,000 shares of Common Stock, at an exercise price per share equal to the initial public offering price per share set forth in the Registration Statement at the time it becomes effective. Each person first becoming Chairman of the Board of Directors subsequent to the Effective Date by reason of election or appointment to such position after such date shall be granted an Option with respect to 5,000 shares of Common Stock on the date such person is first elected or appointed Chairman, at an exercise price per share equal to the last reported sales price per share of Common Stock on the date of election or appointment as reported on the NASDAQ National Market System.



        5. Number of Shares Subject to the Plan. The total number of shares of Common Stock which may be issued under Options granted pursuant to the Plan shall not exceed 100,000 shares. Shares of Common Stock issuable upon exercise of Options granted under the Plan may be either authorized and unissued shares or previously issued shares reacquired by the Company and held in treasury. If any Option granted under the Plan is surrendered before exercise, lapses without exercise, or, for any other reason, ceases to be exercisable, the shares subject to such Option shall be available for the grant of Options under the Plan. Subject to the provisions of Section 12 hereof, the Plan shall remain in effect until all shares of Common Stock now or hereafter subject to the Plan have been purchased pursuant to the exercise of Options granted under the Plan; provided that the Plan shall terminate on the tenth anniversary of the effective date, and no Option may be granted hereunder after such date.



        6. Stock Adjustments. In the event that a dividend shall be declared on the Common Stock payable in shares of Common Stock, the number of shares of Common Stock then subject to any outstanding Option under the Plan and the number of shares of Common Stock reserved for grant of Options pursuant to this Plan but not yet subject to Option shall be adjusted by adding to each such share of Common Stock the number of shares of Common Stock which would be distributable in respect thereof if such shares had been outstanding on the record date for the issuance of such stock dividend. In the event that the outstanding shares of Common Stock shall be converted into or exchanged for a different number of shares or other securities of the Company or of another corporation, whether through stock split, recapitalization, split-up, merger, consolidation, reorganization, combination or other issuance or exchange of shares, then there shall be substituted for each share of Common Stock subject to any outstanding Option under this Plan and for each share of Common Stock reserved for the grant of Options pursuant to the Plan but not yet subject to Option, the number and kind of shares or other securities which each outstanding share of Common Stock shall have been so converted into or for which each share shall have been so exchanged. In the case of any substitution or adjustment as provided in this
Section 6, the Option price of any share subject to an outstanding Option shall be adjusted so that there will be no change in the aggregate purchase price payable upon exercise of any such Option.



        7. Option Price. The purchase price for shares of Common Stock to be purchased upon the exercise of Options shall be the fair market value of such shares at the date on which the Option is granted, which, in the case of the Options to be granted in accordance with Section 4 hereof, shall be the initial public offering price per share set forth in the Registration Statement at the time it becomes effective or the last reported sales price on the NASDAQ National Market System on the Qualification Date, and in the case of any other Options granted hereunder, shall be as determined by the Board of Directors.



        8.   Exercisability.

        (a) Except as otherwise set forth in Section 10 hereof, Options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date.



        (b) No Option may be exercised after the expiration of ten (10) years from the date of grant of such Option. Options which have become exercisable may be exercised from time to time, in whole or in part, provided that no partial exercise will be permitted which would result in the issuance of less than fifty (50) shares of Common Stock. Upon exercise, the purchase price thereunder shall be payable in full in cash or upon such terms as may be determined by the Board of Directors. An Option may not be exercised for fractional shares of the Common Stock.

        (c) In the event of a Change in Control (as hereinafter defined) of the Company all Options granted pursuant to this Plan shall vest in full and all restrictions shall be removed, as of the first date that the Change in Control has been deemed to have occurred, and shall remain as such for the remaining life of the Option as provided herein and within the provisions of the related Option Agreement.

        (d) For purposes of Section 8(c) above, a Change in Control of the Company shall be deemed to have occurred if any of the following events occur on or after the Effective Date:


             (1) any corporation, person, other entity or group becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act) of more than fifty percent (50%) of the then outstanding voting stock of the Company;


             (2) the stockholders of the Company approve a definitive agreement to merge or consolidate with or into another corporation in a transaction in which neither the Company nor any of its subsidiaries or affiliates will be the surviving corporation, or to sell or otherwise dispose of all or substantially all of the Company's assets to any person or group other than the Company or any of its subsidiaries or affiliates, other than a merger or a sale which will result in the voting securities of the Company outstanding prior to the merger or sale continuing to represent at least fifty percent (50%) of the combined voting power of the voting securities of the corporation surviving the merger or purchasing the assets; or


             (3) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (and any new director whose election by the Board of Directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of such period of whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors.


             (4) "Person" shall have the meaning given in Section 3(a)(9) of the 1934 Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a person shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

        (e) In the event of a Change in Control, any grant of options may be canceled in consideration of a cash payment or alternative grant under this or a similar plan made to the holder of such canceled grant equal in value to the fair value of the canceled grant.

        (f) An Option shall be exercised when written notice of such exercise has been given to the Company by the Grantee, accompanied by payment of the purchase price. Until the issuance of the stock certificates evidencing the shares of Common Stock issuable upon such exercise, no right to vote, receive dividends or any other rights as a shareholder shall exist with respect to such shares notwithstanding the prior exercise of the Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date the stock certificate is issued except as provided in Section 6.


        9. Listing and Registration. The Company, in its discretion, may postpone the issuance and delivery of shares upon any exercise of an Option until completion of a securities exchange listing or registration or other qualification of such shares under any state or federal law, rule or regulation as the Company may consider appropriate. The Company may also require any person exercising an Option to make such representations and furnish such information as it may consider appropriate or necessary in connection with the issuance of the shares of Common Stock subject to such Option.



        10. Form of Options and Conditions of Exercise. Options shall be evidenced by stock option agreements in such form, not inconsistent with the provisions of this Plan, as determined by the Board of Directors from time to time. Options will not be assignable or transferable by the Grantee other than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Grantee only by the Grantee.



        Grantees may be granted more than one Option under the Plan. The granting of an Option under the Plan shall not affect any unexercised Option previously granted to the Grantee under the Plan or any unexercised Option granted to the Grantee under any other plan.



        Except as otherwise set forth herein, no Option shall be exercisable after resignation or removal from the Board of Directors.



        Upon the removal of a Grantee for cause (as determined by the Board of Directors), all Options then held by such Grantee, whether or not exercisable on such date, shall be forfeited and automatically expire on the date of removal.



        Upon the voluntary resignation of a Grantee (or the failure of a Grantee to be re-elected to the Board), all Options held by such Grantee and exercisable as of the date of resignation shall be exercisable in whole or in part by such Grantee for a period of 30 days from the date of resignation (or determination of the election results) but in no event later than ten years from the date of grant, and all Options held by such Grantee which are not exercisable on such date of resignation shall be forfeited and automatically expire on such date. A director on leave of absence may, for purposes of the Plan, be considered a director of the Company, provided that notwithstanding such leave of absence, in no event shall an Option be exercised later than ten (10) years from the date of grant. Upon the death of any Grantee, all Options exercisable by the Grantee on the date of death may be exercised in whole or part for a period of one year from the date of such Grantee's death by the person or persons to whom his or her rights under the Option shall have passed by will or by the laws of descent and distribution, but in no event later than ten years from the date of grant and all Options held by such Grantee which are not exercisable on the date of death shall be forfeited and automatically expire on such date.



        11. Reservation of Shares. The Company, during the term of the Plan, will at all times reserve and keep available the number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain the necessary approvals from any regulatory body having jurisdiction or authority deemed necessary by the Company's counsel to the lawful issuance and sale of any shares of Common Stock under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such shares as to which such requisite authority shall not have been obtained.



        12. Amendment of the Plan. The Plan may be terminated or amended at any time by the Board of Directors, provided that (except pursuant to Section 6) any amendment to increase the total number of shares of Common Stock which may be issued under Options granted pursuant to the Plan, extend the latest date upon which Options may be granted or shall be exercisable, or change the class of persons eligible to receive Options must be approved by the stockholders of the Company. Notwithstanding the foregoing, the provisions of Section 4 hereof, and any other provision of this Plan applicable to Options granted pursuant to Section 4, shall not be amended more than once in any six month period, except as may be required to comply with changes in the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.



        13. No Right to Continued Service. The Plan shall not be construed as giving a Grantee any right to continued service as a member of the Board of Directors or to affect or limit in any way the right of the Company and its stockholders to remove such Grantee.


        14. Governing Law. The Plan and any related documents or instruments shall be governed and construed in accordance with the laws of the State of Delaware.



        IN WITNESS WHEREOF, the Company has caused the Plan to be duly executed by its authorized officers as of this 1st day of July, 1993, as amended and restated on November 12, 1996 and as further amended on October 10, 1997.

                                                            EXHIBIT 11



                           GREENFIELD INDUSTRIES, INC.


                              AMENDED AND RESTATED


                 1995 DIRECTORS NON-QUALIFIED STOCK OPTION PLAN




        1. Adoption and Purpose of the Plan. Greenfield Industries, Inc. (the "Company") hereby adopts the 1995 Directors Non-Qualified Stock Option Plan (the "Plan") dated November 21, 1995, which provides for the granting of non-qualified stock options ("Options") to purchase shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"), to those members of the Board who are not employees of the Company or any subsidiary (as hereinafter defined) of the Company (the "Eligible Directors"). This Plan will give such Eligible Directors added financial incentive to further the Company's financial well being and increase the Company's value to the benefit of the stockholders. The Company believes that the Plan will enable it to be competitive in encouraging directors to remain in its service and to attract other qualified persons to the Company.

        The effective date (the "Effective Date") of the Plan shall be the date of approval by the Company's stockholders. If such approval is not obtained on or before December 31, 1996, the

Plan shall be terminated on such date and all Options granted prior to such date shall be void and of no force and effect. Options may be granted hereunder at any time and from time to time through the date of termination of the Plan.


           2. Plan Administration. The Plan is intended to be and shall be construed as providing Eligible Directors with formula awards within the meaning of Rule 16b-3(c)(2)(ii) of the General Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), as such rule may be amended from time to time. Subject to the foregoing, the Plan shall be administered by the Board of Directors, or any committee thereof, from time to time appointed by the Board of Directors and any reference to the Board of Directors contained herein shall mean and include any such duly authorized committee thereof.

        In administering the Plan, the Board of Directors may adopt rules and regulations as necessary for carrying out the purposes and intent of the Plan. Any action taken by a majority of the Board of Directors in the interpretation or administration of the Plan shall, as between the Company and the Eligible Directors, be final and conclusive. Within the limitations of the Plan, the Eligible Directors to whom Options will be granted, the exercise price and the number of shares of Common Stock for which Options will be granted from time to time will be as specified in Section 4 below.

        3. Participants. Options may be granted to any Eligible Director, defined as any director of the Company who is not an employee of the Company or any subsidiary of the Company. As used herein, the term "subsidiary" means any present or future corporation which is or would be a "subsidiary corporation" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code").

        4. Grant of Options.

           (a) Each person first becoming an Eligible Director by reason of his or her election or appointment to the Board of Directors subsequent to the Effective Date shall be granted an Option with respect to 10,000 shares of Common Stock on the date such person is first elected or appointed and duly qualified to serve on the Board of Directors, at an exercise price per share equal to the Fair Market Value (as hereinafter defined) on the date of election or appointment.

           (b) In addition to any grant under Part (a) of Section 4 hereof, provided that such person is an Eligible Director, each person first becoming Chairman of the Board of Directors subsequent to the Effective Date by reason of election or appointment to such position shall be granted an Option with respect to 5,000 shares of Common Stock on the date such person is first elected or appointed Chairman at an exercise price per share equal to the Fair Market Value (as hereinafter defined) on the date of election or appointment.

           (c) Each Eligible Director who is re-elected to the Board of Directors by the vote of the stockholders at the annual meeting of the stockholders of the Company, or other meeting of the stockholders or written consent in lieu thereof at which directors are elected, shall be granted an Option with respect to 1,000 shares of Common Stock on the date such person is re-elected to serve on the Board of Directors, at an exercise price per share equal to the Fair Market Value (as hereinafter defined) on the date of re-election. If an Eligible Director is elected to serve a term (the "Term") of more than one year, such Eligible Director, in addition to the Option described in the preceding sentence, shall, during the Term, be granted an Option (the "Annual Option") with respect to 1,000 shares of Common

Stock on each anniversary of the date of re-election on which the Eligible Director is serving as a director; provided, however, that no such Annual Option shall be granted in the year in which the Term expires. The Annual Option shall be granted with an exercise price per share equal to the Fair Market Value (as hereinafter defined) on the date of grant.

           (d) Each Eligible Director elected to serve as the Chairman of the Executive, Compensation and Options, Audit or Nominating Committees of the Board of Directors or any other standing committees which are from time to time maintained by the Board of Directors (collectively, the "Committees") shall be granted an Option with respect to 500 shares of Common Stock on the date such person is elected or re-elected as the Chairman of any such Committee, at an exercise price per share equal to the Fair Market Value (as hereinafter defined) on the date of election or re-election.

           5. Number of Shares Subject to the Plan. The total number of shares of Common Stock which may be issued under Options granted pursuant to the Plan shall not exceed 125,000 shares. Shares of Common Stock issuable upon exercise of Options granted under the Plan may be either authorized and unissued shares or previously issued shares reacquired by the Company and held in treasury. If any Option granted under the Plan is surrendered before exercise, lapses without exercise, or, for any other reason ceases to be exercisable, the shares subject to such Option shall be available for the grant of Options under the Plan.

        Subject to the provisions of Section 12 hereof, the Plan shall remain in effect until all shares of Common Stock now or hereafter subject to the Plan have been purchased pursuant to the exercise of Options granted under the Plan; provided that the Plan shall terminate on the tenth anniversary of the Effective Date, and no Option may be granted hereunder after such date.

        6. Stock Adjustments. In the event that a dividend shall be declared on the Common Stock payable in shares of Common Stock, the number of shares of Common Stock then subject to any outstanding Option under the Plan and the number of shares of Common Stock reserved for grant of Options pursuant to this Plan but not yet subject to Option shall be adjusted by adding to each such share of Common Stock the number of shares of Common Stock which would be distributable in respect thereof if such shares had been outstanding on the record date for the issuance of such stock dividend. Subject to the provisions of Section 8(c) hereof, in the event that the outstanding shares of Common Stock shall be converted into or exchanged for a different number of shares or other securities of the Company or of another corporation, whether through stock split, recapitalization, split-up, merger, consolidation, reorganization, combination or other issuance or exchange of shares, then there shall be substituted for each share of Common Stock subject to any outstanding Option under this Plan and for each share of Common Stock reserved for the grant of Options pursuant to the Plan but not yet subject to Option, the number and kind of shares or other securities which each outstanding share of Common Stock shall have been so converted into or for which each share shall have been so exchanged. In the case of any substitution or adjustment as provided in this Section 6, the Option price of any share subject to an outstanding Option shall be adjusted so that there will be no change in the aggregate purchase price payable upon exercise of any such Option.

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


        7. Option Price. The purchase price for shares of Common Stock to be purchased upon the exercise of Options shall be the fair market value (the "Fair Market Value") of such shares at the date on which the Option is granted, which, in the case of the Options to be granted in accordance with Section 4 hereof, shall be equal to the closing sales price of a share of the Common Stock as published on a national securities exchange on which the shares of the Common Stock are traded on such date or, if there is no sale of the Common Stock on such date, the average of the bid and asked prices on such exchange at the close of trading on such date or, if shares of Common Stock are not listed on a national securities exchange but are authorized for quotation in the National Association of Securities Dealers Automated Quotation System National Market (the "Nasdaq National Market"), the last transaction price per share as reported by the Nasdaq National Market on such date or, if there is no sale of the Common Stock on such date, the average of the bid and asked prices as reported by the Nasdaq National Market on such date or, if shares of Common Stock are not authorized for quotation on the Nasdaq National Market on such date, the average of the bid and asked prices as reported in the over the counter market or, if the Common Stock is not listed on a national securities exchange,

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
quoted on the Nasdaq National Market or quoted in the over the counter market, the Fair Market Value of a share of the Common Stock on such date as shall be determined by the majority vote of the Board of Directors. In rendering its determination of the Common Stock's Fair Market Value, the Board of Directors shall comply with Section 422(b)(4) of the Code and the applicable regulations promulgated thereunder. For purposes of the Plan, the Board of Directors' determination of the Fair Market Value of a share shall be conclusive.

        8. Exercisability. (a) Except as otherwise set forth in Section 10 hereof, Options granted pursuant to Parts (a) and (b) of Section 4 hereof shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date. Except as otherwise set forth in Section 10 hereof, Options granted pursuant to Parts (c) and (d) of Section 4 hereof shall become exercisable with respect to all of the shares covered thereby on the first anniversary of the date of grant.

        (b) No Option may be exercised after the expiration of ten (10) years from the date of grant of such Option. Options which have become exercisable may be exercised from time to time, in whole or in part, provided that no partial exercise will be permitted which would result in the issuance of less than fifty (50) shares of Common Stock. Upon exercise, the purchase price thereunder shall be payable in full in cash or in kind, or part in cash and part in kind, by delivery of shares of Common Stock having a Fair Market Value, or surrender of currently exercisable Options having a value (determined by subtracting the exercise price from the Fair Market Value of Common Stock and multiplying such amount by the number of Options surrendered) on the date of exercise, equal to the portion of the exercise price so paid, as may be determined by the Board of Directors. An Option may not be exercised for fractional shares of Common Stock and any fractional shares resulting from payment in kind shall be canceled.

             (c) In the event of a Change in Control (as hereinafter defined) of the Company all Options granted pursuant to this Plan shall vest in full and all restrictions shall be removed, as of the first date that the Change in Control has been deemed to have occurred, and shall remain as such for the remaining life of the Option as provided herein and within the provisions of the related Option Agreement.


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

             (d) For purposes of Section 8(c) above, a Change in Control of the Company shall be deemed to have occurred if any of the following events occur on or after the Effective Date:


                 (1) any corporation, person, other entity or group becomes the
                     "beneficial owner" (as defined in Rule 13d-3 under the 1934
                     Act) of more than fifty percent (50%) of the then outstanding voting stock of the Company;


                 (2) the stockholders of the Company approve a definitive
                     agreement to merge or consolidate with or into another corporation in a transaction in which neither the Company nor any of its subsidiaries or affiliates will be the surviving corporation, or to sell or otherwise dispose of all or substantially all of the Company's assets to any person or group other than the Company or any of its subsidiaries or affiliates, other than a merger or a sale which will result in the voting securities of the Company outstanding prior to the merger or sale continuing to represent at least fifty percent (50%) of the combined voting power of the voting securities of the corporation surviving the merger or purchasing the assets; or


                 (3) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (and any new director whose election by the Board of Directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of such period of whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors.

                 (4) "Person" shall have the meaning given in Section 3(a)(9) of the 1934 Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a person shall not include (i)the Company or any of its subsidiaries, (ii)a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii)an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv)a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

             (e) In the event of a Change in Control, any grant of options may be canceled in consideration of a cash payment or alternative grant under this or a similar plan made to the holder of such canceled grant equal in value to the fair value of the canceled grant.

             (f) An Option shall be exercised when written notice of such exercise has been given to the Company by the Eligible Director, accompanied by payment of the purchase price. Until the issuance of the stock certificates evidencing the shares of Common Stock issuable upon such exercise, no right to vote, receive dividends or any other rights as a stockholder shall exist with respect to such shares notwithstanding the prior exercise of the Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date the stock certificate is issued except as provided in Section 6 hereof.

           9. Listing and Registration. The Company, in its discretion, may postpone the issuance and delivery of shares upon any exercise of an Option until completion of a securities exchange listing or registration or other qualification of such shares under any state or federal law, rule or regulation as the Company may consider appropriate. The Company may also require any person exercising an Option to make such representations and furnish such information as it may consider appropriate or necessary in connection with the issuance of the shares of Common Stock subject to such Option.

           10. Form of Options and Conditions of Exercise. Options shall be evidenced by stock option agreements in the form attached hereto as Exhibit A or such other form, not inconsistent with the provisions of this Plan, as determined by the Committee or the Board of Directors from time to time. Options will not be assignable or transferable by the Eligible Director other than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Eligible Director only by the Eligible Director.

        Eligible Directors may be granted more than one Option under the Plan. The granting of an Option under the Plan shall not affect any unexercised Option previously granted to the Eligible Director under the Plan or any unexercised Option granted to the Eligible Director under any other plan.

        Except as otherwise set forth herein, no Option shall be exercisable after resignation or removal from the Board of Directors.

        Upon the removal of an Eligible Director for cause (as determined by the majority vote of the Board of Directors), all Options then held by such Eligible Director, whether or not exercisable on such date, shall be forfeited and automatically expire on the date of removal.

        Upon the voluntary resignation of an Eligible Director or the failure of an Eligible Director to be re-elected to the Board, all Options held by such Eligible Director and exercisable as of the date of resignation or determination of the election results shall be exercisable in whole or in part by such Eligible Director for a period of thirty (30) days from the date of resignation or determination of the election results, but in no event later than ten (10) years from the date of grant, and all

Options held by such Eligible Director which are not exercisable on such date of resignation or determination of the election results shall be forfeited and automatically expire on such date. A director on leave of absence may, for purposes of the Plan, be considered a director of the Company, provided that notwithstanding such leave of absence, in no event shall an Option be exercised later than ten (10) years from the date of grant. Upon the death of any Eligible Director, all Options exercisable by the Eligible Director on the date of death may be exercised in whole or part for a period of one (1) year from the date of such Eligible Director's death by the person or persons to whom his or her rights under the Option shall have passed by will or by the laws of descent and distribution, but in no event later than ten (10) years from the date of grant, and all Options held by such Eligible Director which are not exercisable on the date of death shall be forfeited and automatically expire on such date.

           11. Reservation of Shares. The Company, during the term of the Plan, will at all times reserve and keep available the number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain the necessary approvals from any regulatory body having jurisdiction or authority deemed necessary by the Company's counsel to the lawful issuance and sale of any shares of Common Stock under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such shares as to which such requisite authority shall not have been obtained.

           12. Amendment of the Plan. The Plan may be terminated or amended at any time by the Board of Directors, provided that (except pursuant to Section 6) any amendment to increase the total number of shares of Common Stock which may be issued under Options granted pursuant to the Plan, extend the latest date upon which Options may be granted or shall be exercisable, or change the class of persons eligible to receive Options must be approved by the stockholders of the Company. Notwithstanding the foregoing, the provisions of Section 4 hereof, and any other provision of this Plan applicable to Options granted pursuant to
Section 4, shall not be amended more than once in any six month period, except as may be required to comply with changes in the Code and the rules and regulations thereunder.

           13. No Right to Continued Service. The Plan shall not be construed as giving an Eligible Director any right to continued service as a member of the Board of Directors or to affect or limit in any way the right of the Company and its stockholders to remove such Eligible Director.

           14. Governing Law. The Plan and any related documents or instruments shall be governed and construed in accordance with the laws of the State of Delaware.

         IN WITNESS WHEREOF, the Company has caused the Plan to be duly executed by its authorized officers this 21st day of November, 1995 and amended and restated on October 10, 1997.